11/19

02060605

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Brambles Industries PLC

*CURRENT ADDRESS

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5205 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

OICF/BY: dlw

DATE : 12/16/02

FILE NO. 82-5205

02 NOV 12 ...

NOV 15 2002

# Brambles™

ARS
6-30-02




recall


BRAMBLES INDUSTRIES PLC
ANNUAL REVIEW 2002

# BRAMBLES INDUSTRIES PLC

Company No. 4134697

# ANNUAL REVIEW 2002

## BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED NOTICE OF ANNUAL GENERAL MEETINGS

The Annual Reports of Brambles Industries plc and Brambles Industries Limited for the year ended 30 June 2002 will be presented to the Annual General Meetings of shareholders to be held on Monday 25 November 2002 at:

**London**
9.00 am
BAFTA
195 Piccadilly
London W1J 9LN

**Sydney**
8.00 pm (AEDT)*
The Wesley Centre
220 Pitt Street
Sydney

A formal notice, including particulars of the business to be discussed, and a proxy form are being sent to shareholders with this document.

A live audio webcast of the meetings will be transmitted on Brambles' website: **www.brambles.com**

## DIVIDEND

The second interim (instead of a final) dividend of 3.577 pence for all shareholders in Brambles Industries plc was paid on 10 October 2002 and brought the full-year payout to 7.167 pence.

The final dividend of 10 cents (Australian) per share for all shareholders in Brambles Industries Limited was paid on 10 October 2002 and brought the full-year payout to 20 cents (Australian).

All currency amounts are in £ sterling unless otherwise specified.

*Australian Eastern Daylight-saving Time

---

**This Report and Summary Financial Statement does not give you all the information you need to gain as full an understanding of the results and state of affairs of the Brambles Industries plc (BIP) Group (being BIP and its subsidiary undertakings) as the full Annual Report and Accounts. If you want to receive a free copy of the full Annual Report and Accounts which consists of this Annual Review and BIP Financial Information for this or future years please write to our registrars.**

# Brambles

**Brambles** is a leading global support services provider with operations in 40 countries in Europe, the Americas and Asia Pacific and some 31,000 employees worldwide. Group assets total £3.7 billion.

Created by the merger in August 2001 of Australia's Brambles Industries Limited and the support services activities of its longstanding joint-venture partner, GKN plc, Brambles operates under a dual listed companies (DLC) structure. Brambles Industries Limited is listed on the Australian Stock Exchange and Brambles Industries plc (which acquired the support services activities of GKN plc under a Court sanctioned scheme of arrangement in exchange for shares issued to GKN shareholders) is listed on the London Stock Exchange.

Brambles' businesses include CHEP, Cleanaway and Recall, which operate globally, Brambles Industrial Services, Brambles Marine in Australia and Interlake and Meineke in the USA.

Brambles' history in Australia dates from the company's founding in 1875 and in the UK from the origins of Guest Keen & Nettlefolds (known since 1986 as GKN plc) in 1759. Brambles, established in Newcastle, near Sydney, Australia, became a publicly listed company in 1954. The relationship between Brambles and GKN dates from their first joint venture in 1975.

### Dual listed companies structure

A DLC structure is essentially a contractual arrangement between two companies (Brambles Industries Limited in Australia and Brambles Industries plc in the UK), under which they operate as if they were a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. The two companies have identical Boards and unified management, with the combined Group's headquarters in Sydney, Australia. Each share, irrespective of where it is listed, carries an equal vote on matters affecting the Brambles Group and receives an equal dividend.

Brambles Industries is globally headquartered in Australia.

# CONTENTS

Brambles

## Brambles' Mission is...

- To be the world's leading provider of innovative business solutions in support services
- To use our outsourcing expertise to add exceptional value in the eyes of our customers
- To create superior shareholder value through our people and their enterprising spirit

## Brambles' Shared Values are...

- All things begin with the customer
- We believe in people and teamwork
- We have a passion for success

...always acting with integrity and respect for the community and the environment

# CHAIRMAN'S REVIEW

## New horizons

The transformation of Brambles, begun more than a year ago, has already achieved many of the planned objectives. The progress validates the efforts involved in reshaping Brambles into one of the largest global support services providers.

Revenue growth in CHEP, Cleanaway and Recall has continued strongly, despite slower economic activity in many of our markets. This clearly demonstrates the growth quality of our key businesses.

CHEP has been repositioned to realise returns from the heavy investment programme of the past few years.

Recall has grown into a major business.

Cleanaway has taken initiatives to capture opportunities, for example those created by the UK's Waste Strategy 2000. In June, I was one of a group which visited the sorting and recycling facility at Rainham, Essex, UK; this facility, the most advanced of its kind and the largest in south-east England, is truly impressive.

The 2002 financial results give a good insight into progress being made in repositioning the business fundamentals of the Group

The Group's continuing businesses overall also improved in the second half, compared with the previous corresponding period. In general, performance stabilised in the second half and profit growth returned in the fourth quarter.

Successful divestments, carried out under challenging market conditions, have realised £500 million since the divestment programme was announced. This has enabled the Group to focus on larger, higher growth businesses.

When we announced the merger of Brambles Industries Limited and the support services businesses of GKN plc, we highlighted a number of compelling reasons for undertaking such a significant step.

These included the expectation that a unified board and management team would enable simplified decision-making, as well as the reality that the proposed dual listed companies (DLC) structure was consistent with Brambles' intention of focusing on fewer but larger high-growth global businesses.

We also sent a strong message to the market that the merged organisation would provide greater opportunities to foster growth in the core elements of the new economic entity called Brambles.

To position the Group for this growth phase, we undertook a portfolio audit to determine which businesses had the highest likelihood of continuing to create value into the future.

As shareholders will have observed, a number of non-core assets have been sold, as part of the process of refocusing Brambles on key, highly performing businesses. This, in turn, enables us to concentrate on developing our strongest business units.

For example, the repositioning of CHEP has enabled a greater emphasis on working with customers to understand what truly underpins and fuels the business and on adjusting prices to align with the value of the service provided. Management initiatives in North America in particular are bearing fruit.

Against a background of sometimes volatile and relatively bearish markets, Brambles endured some inevitable short-term pressure on its share price as initiatives were introduced to ensure long-term sustainable value is created for the future. These are already having a positive impact on the businesses.

The 2002 financial results give a good insight into the progress being made in repositioning the business fundamentals of the Group. Already CHEP has been able to capitalise on its global brand and strong relationships with manufacturers and retailers to expand further into supply-chain services.

The recent fine-tuning of Brambles' business model and portfolio positions should provide a solid foundation for the Group to achieve profitable growth, consequently commanding a market premium – assuming a stable economic environment in which to operate.

## The enterprising spirit of Brambles' people enables us to set challenging goals and deliver on them.

An assessment of a company's financial performance is crucial to all stakeholders. In a globalised company that is an outcome of a merger or acquisition, it is not uncommon to find entrenched corporate cultures, parochial attitudes and a fear of change. However, it is vital to recognise the potential to realign the business model and capitalise on opportunities to optimise income.

Brambles' new operating model has truly exposed the value drivers, particularly in CHEP.

Brambles has a strong commitment to creating shareholder value. Equally important is strategic value. The major strategic rationale of the merger in August 2001 was to unite the ownership of two high-quality businesses, CHEP and Cleanaway. These two businesses had grown to a scale that left the former joint-venture structures no longer appropriate.

The speed and excellence of execution of the merger process enabled these strategic benefits to be delivered effectively. All structural and geographic restrictions have been removed.

The single ownership and single chain of management enable us to identify key issues, particularly in CHEP, to introduce various initiatives under the new operating model and to define clearly the strategic directions of Brambles. These steps have addressed performance shortcomings which had potential to erode value. Results are encouraging, with strategic value already delivered under the DLC structure.

Returning to the question of shareholder value, this is both a short-term and long-term issue, and is a function of capital appreciation and dividend payment. If value is assessed purely on the basis of pre and post-DLC share price, it could be argued that shareholders are yet to see real value.

It could be assumed that, in the absence of the DLC, Brambles' previous share price would have been maintained. That would be a heroic assumption, given the necessity for us to take steps to improve the operational performance of CHEP as well as recent events in world equity markets.

We are all aware that capital market corrections and the changes of various investor strategies have resulted in volatility in Brambles' share price. We are also confident, however, that the strategic benefits of the merger and the repositioning of the Group's operating model will enhance economic value and shareholder value in the longer term.

In this context, we are pleased to see the progressive improvement in the performance of Brambles' continuing businesses in the second half of the financial year, and the resumed profit growth of CHEP in the fourth quarter.

These achievements can be attributed to the hard work of the many talented people in Brambles. Brambles places fresh emphasis on teamwork, in an open atmosphere that fosters effectiveness globally. This gives the Board the confidence that we have the right human resource asset base to grow Brambles into an efficient and productive global leader.

I am sure all shareholders join the Board in thanking all of our people for their efforts.

### Corporate governance

As the globalisation of investment continues, the availability of capital from international markets will increasingly flow to those economies and companies which have sound corporate governance standards. Good corporate governance is not difficult; rather, its principles are well understood and accepted.

It is unfortunate that we have witnessed a number of corporate collapses in recent times which undermine investor confidence in reported financial results. What is required now is for companies such as Brambles to demonstrate that they are pursuing a culture of good corporate governance.

One of the benefits which emerged from a DLC structure is that we have to comply with Corporations Laws and Stock Exchange rules in the various jurisdictions in which we are listed and operate.

As you will observe from the Corporate Governance Statement on pages 39 to 43 of this report, we adopt a 'highest common denominator' approach to the various rules and regulations of these jurisdictions. This approach enshrines in our culture a desire to ensure that we continue to be at the forefront in delivering best practice in corporate governance and to maintain the support and confidence of all of our stakeholders.

## Corporate social responsibility

Brambles takes seriously its responsibilities as a member of the corporate and wider communities.

Our regard for people and communities is evidenced in the launch of CommunityReach, a project to support our employees in their charitable activities.

Pages 34 to 36 contain details of our policies and performance in relation to the corporate social responsibilities incumbent upon us, wherever we operate. These responsibilities are emphasised in our Shared Values, which require each of our executives, managers and employees to pursue our business goals while 'always acting with integrity and respect for the community and the environment'.

Safeguarding the wellbeing of our employees and the public remains our highest priority. It therefore saddens me to report that one employee fatality has occurred since the formation of the DLC. Our thoughts and condolences go to the family and friends of the deceased.

We are firmly committed to the safety and wellbeing of our employees and have initiated a number of policies and procedures throughout the Brambles Group to minimise the risk of accidents.

During the course of the year we released a new Environmental Policy. This Policy reiterates the minimum requirement of complying with all environmental laws and regulations wherever we operate. Further, the Policy sets out for the first time our expectation that each of our businesses will strive to achieve industry best environmental practices, and in this way improve the efficiency of our resource use and minimise the generation of wastes.

Brambles is also aware of its social responsibilities. We are proud of providing some 31,000 full-time equivalent jobs for people from a diverse range of cultures in 40 countries around the world. We expect that our people will behave ethically and that our words and actions will show respect for the people with whom we work and for their cultures. We actively encourage our people to make a positive contribution to the communities in which they live and work.

## Risk management

No enterprise is without risk. Our aim is to improve our management of risk, to understand more clearly the reward-to-risk balance and to reduce the risks to acceptable levels.

Evidence of our commitment to improved performance in this area is the adoption of a Group-wide risk improvement programme. We have appointed a Group Risk Manager and formed a Group Risk Committee, chaired by a Board Director, to oversee the management of risk within Brambles and direct resources to where they are of most benefit.

Business divestments have also meant that Brambles is more clearly focused, and this will improve opportunities to identify and concentrate on key areas of risk.

Accountability and responsibility at the business level remain strong forces. This has been replicated at the corporate level with a team of experienced people in various functions to advise the businesses and to monitor performance to ensure it meets corporate standards. We have had health-and-safety-related key performance indicators for some time but now, for the first time, business risk-management targets will form part of management's personal performance measures.

Clearly Brambles treats risk management seriously. By doing so we not only seek to satisfy our corporate governance obligations, but also to provide greater certainty in the delivery of our business objectives.

## Summary

In the first year of its operation under the DLC structure, Brambles has met its challenges with confidence and determination. It is a global Group, pursuing a business model that will deliver long-term shareholder value. While there is much uncertainty in today's world, we are confident that Brambles is well positioned for sustainable progress.





Brambles' pulverised coal injection plant at BHP Steel Port Kembla, Australia's first PCI plant, marks a technological breakthrough for the steel industry, bringing increased efficiency and a dramatically reduced need for coke.


BRAMBLES

# CHIEF EXECUTIVE OFFICER'S REPORT

## The first year

Our focus since August 2001 has been on gaining the full benefits of the merger between Brambles Industries Limited and the support services businesses of GKN plc. The merger produced a high-quality portfolio of businesses with strong growth records, experienced management teams and exciting potential. Our objective is to capitalise on these strengths and create a dynamic global support services Group.

We have made good progress in implementing the organisational and operational changes we set for the Group immediately following the merger. The single ownership structure has enabled us to address the key business issues in CHEP. We have also put in place corporate governance procedures appropriate for a global group.

Despite less than favourable economic conditions in the USA and continental Europe, Brambles continued to grow. Revenue from continuing businesses in the year under review was up by 9 per cent to more than £2.9 billion. Within this, double-digit growth was achieved by each of our three key businesses, CHEP, Cleanaway and Recall.

CHEP's profit growth was held back by the impact of costs associated with growth investments undertaken in the previous two years. Major management initiatives were put in place in the first half of the year, shortly after the merger, to improve operational efficiency in CHEP, and they are yielding results. On a like-for-like[1] basis, CHEP's profit growth resumed in the fourth quarter, and the Group's profit in the second half showed a 6 per cent improvement over that of the previous corresponding period.

Since the merger in August 2001, we have focused on building an organisational capability to manage a global business. We have talented and energetic management teams in place throughout Brambles. We have also reviewed our core businesses – CHEP, Cleanaway and Recall – to ensure their strategies, capabilities and operations are in line with our growth objectives. We have continued to assess, and when appropriate refocus, the activities of our other continuing businesses, while successfully completing all of the previously announced divestment programme. Since the merger, we have completed the sale of ten businesses, with expected proceeds of more than £500 million.

The global nature of Brambles is now a reality. Group revenue for the year was £3.2 billion. More than 50 per cent of this was earned in Europe; 30 per cent in the Americas; and 17 per cent in Australia and New Zealand. We also have a growing presence in Asia Pacific. Increasingly, we are servicing global customers – major corporations seeking the benefits of scale, consistent service quality and the reliability that comes from dealing with a Group that is an acknowledged leader in its business sector.

As a service company, ultimately what differentiates us is the quality of our people. Those with successful careers in Brambles are people who develop as able leaders, with exceptional customer focus and a strong enterprising spirit.

Since the merger we have announced several major appointments designed to build on, and enhance, the experience and quality of the Group's management team. In particular, we have addressed the need for additional resources in key functional areas such as human resources, strategy and IT, financial control, tax and risk management. Senior management changes within our businesses include the appointment of Victor Mendes as Chief Executive Officer of CHEP and Al Trujillo as President and Chief Executive Officer of Recall.

The development of Brambles' Mission and Values at our first global senior management meeting in January 2002 was an important step forward in building a global Group. Our Shared Values reflect our beliefs and how we work together in Brambles. They contain simple but powerful messages about customers, people and teamwork, and our passion for success. As a global Group with some 31,000 people in 40 countries, our common Mission and Values really do underpin everything we are seeking to achieve.

## Strategy to add value

Another important achievement since the merger has been the improved definition and communication of the strategy for the new Group.

Within the Brambles portfolio, the aim is to maximise the growth of CHEP, to continue to pursue selective growth in Cleanaway and Recall, and to ensure the continuing strength of our other value-creating

*[1] like-for-like comparisons are before harmonisation of depreciation and loss provisioning policies in CHEP, detailed on page 71.*

Brambles is a profitable business with strong growth potential... each of our key businesses has attractive growth drivers.

businesses such as Brambles Industrial Services, Brambles Marine, Interlake and Meineke.

During the year, Brambles adopted an economic value-added approach as its key performance measure. Used by an increasing number of leading companies, this approach provides a comprehensive method of measuring business performance in terms of value creation. Basically, Brambles Value Added (BVA) measures profit after deducting the cost of capital.

The use of BVA will focus our management team on not only improving profit, but also lifting the productivity of the assets under management. BVA is now widely used within Brambles to measure business performance, to evaluate strategy, and as the basis for short-term incentive programmes.

Brambles is a profitable business with strong growth potential. Our key businesses have strong value propositions for their customers, and each of these businesses has attractive growth drivers.

## CHEP

CHEP is an exciting business first and foremost because it has a unique value proposition for its customers.

CHEP offers customers value through the concept of pooling, which delivers synergies and benefits of scale at the industry level. CHEP delivers these benefits by facilitating the sharing of key assets, such as pallets, containers, depots and systems, on an industry-wide scale.

With its global infrastructure, established asset base and long-standing partnerships with every member of the supply chain, CHEP is in a position to provide unmatched customer service – a feature that cannot readily be replicated by its competitors.

CHEP also delivers a strong outsourcing solution to its customers through its core competence of asset management, ensuring that the 200 million CHEP pallets and containers are available to 100,000 customers in 38 countries on time, when they are needed, with an assured level of quality.

CHEP's growth will come from three areas. The first is greater penetration into the supply chains in each of the countries where it operates. A second reflects the fact that many of its customers want CHEP to support their global sourcing and manufacturing strategies. This provides the prospect of new markets such as cross-border automotive component containers. And third, there are substantial opportunities for CHEP to leverage its franchise into new products and new services.

After the merger, it had become apparent to us very quickly that CHEP was going through some 'growing pains'; its profit growth was out of line with its investments and revenue growth because of a number of very significant growth-related investments.

Therefore, a high priority for Brambles was a comprehensive review of CHEP's operations and the subsequent implementation of a series of management initiatives to enhance its use of assets, overall operational efficiency and profitability.

It is pleasing to note that these initiatives have already had a positive impact. In the USA, for example, capital expenditure on hired stock fell by 29 per cent. CHEP's profit in the USA and Europe stabilised in the second half of the financial year, with significant improvement in the fourth quarter, driven by strong profit growth in the USA.

Agreement was also reached with Wal*Mart to extend its contract with CHEP for a further five years under terms that advance asset utilisation and economics. A welcome development is that the largest food distribution company in the USA, SYSCO, is strongly encouraging its suppliers to use CHEP pallets. In Europe, CHEP is implementing customer service improvement programmes in all territories, thus maintaining its leading market position while improving prices. It has also made good progress in penetrating the pallet pooling markets in Germany and Italy. In Australia, Asia, Latin America and Africa we continued to achieve excellent revenue and earnings growth.

In the current financial year, CHEP's progress and performance will be driven largely by the Americas, with ongoing growth from Australia, Asia Pacific and South Africa. Progress in Europe, where more remains to be done, will be more gradual.

## Cleanaway

Cleanaway provides an integrated range of waste management services to its municipal, commercial and industrial customers. Increasingly, Cleanaway's customers are faced with legislation mandating recycling, landfill reduction and environmental protection. Cleanaway's response to this legislation has been to invest in advanced recycling facilities such as those at Rainham in Essex, UK, and Rostock in Germany, *both of which were officially opened early in 2002.*

Outsourcing of waste management in the public and private sectors will continue to provide growth opportunities in our businesses in the UK, Germany, Australia, New Zealand and Asia. We also intend to pursue new market opportunities selectively in Eastern Europe and Asia. During the past six years, Cleanaway has grown by 300 per cent, through a combination of organic growth and acquisitions.

In 2001/02, Cleanaway made impressive advances in the UK, integrating the Serviceteam organisation and improving its dry waste operations. In addition to the facility at Rainham, in Essex, a new WEEE (Waste from Electronic and Electrical Equipment) recycling facility was opened in Hertfordshire.

Cleanaway's business in Germany was affected by softer volumes and lower prices for recycled paper. Profit for the year was slightly below that of the previous twelve months. Cleanaway secured several significant waste contracts in Australia, and entered China, with the establishment of a landfill gas-to-energy facility in Nanjing.

Overall, Cleanaway continued to lift profit and generate cash.

Recall has created a strong competitive advantage by offering a global service menu supported by common standard operating procedures and a standard IT platform.

## Recall

Recall continued to refine, and gain the benefits of, the global business model it introduced in 2001. This integrates Recall's Document Management Services, Data Protection Services, Integrated Document Solutions and Secure Destruction Services into a highly focused and desirable information management service for its customers. Recall has created a strong competitive advantage by offering a global service menu supported by common standard operating procedures and a standard IT platform. Recall calls this global value proposition C.A.R.E. (Consistency, Accuracy, Reliability and Efficiency).

In the year under review, Recall increased global operating locations from 180 to 203. It is now ranked the second largest information management company in the world, with the furthest reach. Assisting Recall's growth are increasing business concerns for off-site storage of physical and digital information as well as privacy legislation covering the care and destruction of confidential information.

Industry consolidation will continue to provide opportunities to grow through acquisition. During the year Recall successfully completed 14 acquisitions. It also began operations in India to take advantage of that country's rapidly growing back-office and call centre industry, and extended its reach into Denmark, Hong Kong, Norway and Mexico.

During 2001/02, Recall gained several Fortune 200 customers, who moved to Recall because of its global standard operating procedures which assure Consistent, Accurate, Reliable and Efficient services.

Recall is extremely well positioned to continue its organic growth and acquisition investment strategy in the years ahead.

## Brambles Industrial Services and Regional Businesses

Brambles Industrial Services turned in an excellent profit performance in 2001/02. This was produced despite a decrease in sales, largely an outcome of closing several unprofitable operations in Australia.

The Australian business produced excellent results, reflecting restructuring which refocused the business on providing a smaller number of core services to the resource, steel and processing industries. The business enjoyed a very high level of contract renewals, while also winning a number of new contracts.

A highlight in the division was the opening of the pulverised coal injection plant at the BHP Steel works at Port Kembla, New South Wales. BIS also won a significant contract for support services, in association with Monadelphous Group Ltd, to Woodside Petroleum.

In the UK, Brambles Steel Services performed robustly despite the cessation of steel-making at the Corus works in Llanwern, Wales. The opening of a new blast furnace at Corus' Port Talbot plant in 2003 will provide additional revenues and profit.

Industrial services activity in the Netherlands, concentrating on Corus steel works, produced improved results following management changes and several new contracts. In France, production slowdown by the large steelmaker Arcelor had a negative impact on results, but three major contracts were won at the major Dunkirk steel works. A downturn in steel production in the USA adversely affected National Recovery Systems.

Brambles Industrial Services is now a profitable business poised for growth.

Interlake experienced its most challenging material handling market for three decades, with demand falling by nearly 25 per cent as investment in warehousing and retailing facilities declined in the USA. The management team took speedy action to reposition the organisation and eliminate excess capacity. It remains profitable and is well placed to capitalise on the resurge in demand and recovery in market growth.

Meineke's year-on-year sales grew, but profit margins, while good, were below expectations.

Brambles Shipping in the Bass Strait is experiencing additional competition but continued to generate satisfactory profit.

## Divestments

Ten businesses were sold during the year under review, in line with the divestment programme. These were: North Western Shipping and Towage, a Tasmanian based towage company; Jardine Shipping, a Far North Queensland based coastal shipping company; the European railwagon business, Groupe CAIB; Gardner Perrott, a provider of cleaning and maintenance services; United Transport, a major operator in the transport and storage of dangerous goods; Project Services, specialists in heavy haulage; the USA-based Brambles Equipment Services Inc.; Wreckair, a specialist Australian equipment hire firm; Northern Tasmanian Transport; and Heavy Haulage in Queensland. Waste Energy Partners in the USA, Forklifts France and Gardemann, a leading access equipment rental business in Germany, were sold after year-end.

## We believe in people and teamwork

Brambles' success depends on the services provided by its people. We are proud of our 31,000 colleagues who are dedicated to Brambles and to serving our customers every day. In many instances our colleagues performed to a level beyond their normal call of duty. I am pleased to describe two such incidents.

Recall played a valiant role in assisting major financial services companies affected by the September 11 tragedy in New York to recover their business documents and resume operations immediately after the attack. Within four hours of the terrorists' attack on the twin towers of the World Trade Centre, Recall staff were identifying thousands of tapes and retrieving items of the 25 clients in the stricken area; they spent a further five hours sorting back-up files, cross-checking against a database of owners and estimating which data were most likely to have been destroyed. On September 12, Recall New York handled its highest-ever volume of tape movements. Couriers worked 12-hour shifts to deliver all requested tapes. All 25 customers in the Ground Zero area who requested emergency data deliveries received their data on the same day.

And when the worst bushfires in the history of New South Wales, Australia, advanced to the outskirts of Sydney on Christmas Day, 2001, Cleanaway people rushed to help professional firefighters and volunteers save Cleanaway premises which were under threat. The fight continued until Boxing Day, and in nearby areas to the New Year; some equipment was destroyed, but the buildings, although blackened, were saved.

They are the true heroes at Brambles, and we are very proud of them.

## 2001/02: the first year

>> Solid progress made in the first year of the merged Brambles Group.

>> Revenue from continuing businesses increased by 9 per cent.

- CHEP up by 13 per cent, with Americas 17 per cent higher.
- Cleanaway up by 15 per cent.
- Recall up by 21 per cent.

>> Profit[1] from continuing businesses was 2 per cent lower than that of the previous year.

- Performance improved by 9 per cent in the second half compared with that of the same period in the previous year.
- CHEP's[1] profit growth resumed in the fourth quarter.

For the year as a whole:

- Cleanaway profit 8 per cent higher.
- Recall profit 29 per cent higher.
- Industrial Services profit 48 per cent higher.

>> EPS[1] was 13.3 pence compared with 13.4 pence in the previous year.

>> Announced divestment programme completed, realising a total of £500 million.

>> Net debt reduced from £1,863 million to £1,581 million.

[1] Comparisons are before goodwill amortisation, exceptional items and the harmonisation of depreciation and loss provisioning policies in CHEP, for which a net charge of £9 million pre tax has been included in the accounts and which is described in more detail on page 71. For ease of comparison with the previous year, this commentary is based on results before the adjustment, unless stated otherwise.

## CONTINUING BUSINESSES REVENUE & EBITA – by business (June 2002)

**Revenue: £2,923 million**


7%
41%
10%
8%
34%

- CHEP
- Cleanaway
- Recall
- Industrial Services
- Other continuing

* Pre-CHEP accounting harmonisation and before deduction of unallocated costs

**EBITA*: £409 million**


6%
7%
53%
10%
24%

## CONTINUING BUSINESSES REVENUE & EBITA – by region (June 2002)

**Revenue: £2,923 million**


2%
15%
52%
31%

- Europe
- Americas
- Australia/New Zealand
- Rest of World

* Pre-CHEP accounting harmonisation and before deduction of unallocated costs

**EBITA*: £409 million**


3%
16%
51%
30%

## CAPITAL EXPENDITURE – by continuing businesses*

**2002**


6%
2%
4%
72%
16%

- CHEP
- Cleanaway
- Recall
- Industrial Services
- Other continuing

* Excludes investments in associates and equity acquisitions.

**2001**


3%
9%
4%
70%
14%

## THREE YEAR REVENUE GROWTH


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000*
2001
2002
Divesting
Continuing
Compound annual growth rate continuing: 12%
* Pro forma figures

## REVENUE SEGMENTATION – by region and product

CHEP
EQUIPMENT POOLING SYSTEMS

**Year ended 30 June 2002: £1,202 million**

**Year ended 30 June 2001: £1,066 million**

BY REGION


10%
49%
41%
10%
48%
42%

Americas
Europe
Rest of World

BY PRODUCT


6%
4%
5%
85%
5%
4%
5%
86%

Pallets
RPCs
Autocrates
Other

## REVENUE SEGMENTATION – by region and business

CLEANAWAY™

**Year ended June 2002: £984 million** | **Year ended June 2001: £853 million**

- UK
- Germany
- Australia/New Zealand
- Asia

BY REGION



1%
15%
50%
34%
1%
16%
41%
42%


- Waste collection
- Sorting/recycling
- Disposal
- Facilities management
- Other

BY BUSINESS*

* Constant currency, excluding Dassler



8%
8%
56%
13%
15%
8%
3%
57%
15%
17%


## REVENUE SEGMENTATION – by region and business

recall™

TOTAL INFORMATION MANAGEMENT

**Year ended June 2002: £229 million** | **Year ended June 2001: £190 million**

- Europe
- Americas
- Australia/New Zealand
- Rest of World

BY REGION



23%
58%
3%
16%
25%
52%
4%
19%


- Document management
- Secure destruction
- Data protection
- Integrated document solutions

BY BUSINESS*

* Constant Currency



4%
15%
54%
27%
5%
18%
58%
19%

# CHEP

| £ millions | **Year ended 30 June 2002** | Year ended 30 June 2001 | Change % |
|---|---|---|---|
| Sales | **1,202** | 1,066 | 13 |
| Operating profit after harmonisation | **207** | 234 | (12) |
| Accounting harmonisation | **9** | – | – |
| Operating profit before accounting harmonisation | **216** | 234 | (8) |

CHEP is the global leader in pallet and plastic container pooling services, serving many of the world's largest companies. CHEP issues, collects, repairs and reissues more than 200 million pallets and containers from a global network of depots. Manufacturers, growers, distributors and retailers in 38 countries rely on CHEP to keep their supply chains effective and efficient, every day.

## Overall performance

During the year under review, CHEP's profit growth resumed in the fourth quarter, driven by a strong rebound in performance in the USA. CHEP, the largest contributor to Group revenue, also achieved good sales growth and a solid reduction in capital expenditure.

After the substantial investments of the past two years, especially in the USA, CHEP has focused its efforts on capturing and improving returns on these investments.

This is being achieved through stronger partnerships with customers, working with them to improve the efficiency of the CHEP pool, and to develop new products and services.

CHEP continues its penetration into pallet markets around the world – which represents the business' most immediate source of growth. Over the longer term, CHEP is capitalising on its brand, expertise and infrastructure to increase container services, with promising growth opportunities in Reusable Plastic Containers (RPCs), Intermediate Bulk Containers (IBCs) and automotive component containers around the world.

Management initiatives such as the non-participating distributor (NPD) programme and the new Wal*Mart agreement in the USA, and the increase in collection and repair activities in Europe, are aimed at improving asset productivity.

Moreover, the introduction of a global IT platform, SAP, in North America and Europe will enable CHEP to achieve global standardisation of many of its business processes, a move that will reduce costs and improve control as well as enhance service to customers.



'The pooling system enables the optimisation of storage and transport, immensely improving productivity in distribution centres.'


193 118
CHE

'The CHEP Reusable Plastic Containers are invaluable in reducing product damage, decreasing transit and packaging costs, cutting packaging waste and disposal costs, as well as improving product presentation.'

BRETT MCANDREWS, PACKING HOUSE GENERAL MANAGER, BALLANTINE PRODUCE



Overall, CHEP continued its strong revenue growth despite slower economic activity in 2001/02, and remains a market leader in every market it serves. CHEP's global presence and infrastructure, combined with the largest asset base and strong relationships with the world's most valued brands, are the foundation for continued strong growth.

Finally, strong execution is a function of good people. CHEP has a powerful workforce of 7,500 dedicated employees led by the recently appointed CEO, Victor Mendes, and a new global executive team. This team, which is made up of regional and functional leaders, is focusing on:

- Pallet market penetration
- Container business growth
- Asset productivity
- Global standardisation
- Innovative product development
- Quality and technology advantage.

### Regional performance

In the Americas, where almost half of CHEP's revenue is earned, the business maintains a strong competitive position with a large market potential. Profits and margins increased in the second half of the year under review, with capital expenditure down substantially. Growth in Canada was the strongest in its 22-year history, buoyed by new advocacy from several grocery and mass merchant retailers. CHEP also experienced record growth in Latin America.

## Understanding customer needs and responding to them – that is what Brambles is all about.

In the USA, CHEP is focused on strategic profitability improvement initiatives, which were already reaping benefits in the second half of the year. The Wal*Mart five-year agreement brings economic benefits for both CHEP and Wal*Mart, improves asset utilisation of CHEP pallets and strengthens Wal*Mart's advocacy of CHEP's services. In addition, SYSCO, the largest food service company in the USA, is advocating use of CHEP to its suppliers.

Depot rationalisation and the new collection strategy will remain part of CHEP's focus into 2002/03. New market penetration is driving sales growth.

CHEP Europe, which produces about 40 per cent of CHEP's revenue, increased its level of collection and repair relative to sales volume growth, as part of a plan to tighten focus on asset productivity. At the same time, implementation of SAP produced higher-than-expected IT costs. Nevertheless, CHEP Europe produced double-digit revenue growth, with new business wins in both pallet and container operations.

CHEP expanded its pan-European network, growing vigorously in Germany and Italy, and uniquely positioning the business for more cross-border and global flows, with brand leaders in the fast-moving consumer goods (FMCG) sector – a move that is a significant part of CHEP's development. CHEP will continue to penetrate existing markets and pursue palletisation in new markets and non-grocery segments. Good progress has also been made in the RPC pooling business in Spain and Portugal.

Asia-Pacific, which includes CHEP's most mature pallet market in Australia, demonstrated double-digit revenue and profit growth. In this market the CHEP pallet is the industry standard platform. Focus on customer service has borne fruit, enabling CHEP to enhance its leadership position.

CHEP's quality customer base, together with its strong competitive and market position, sustains growth with solid financial returns. CHEP is leveraging its strong market share in Malaysia, establishing pools in Thailand, building on the global automotive relationships for its container business and targeting the pallet export market from Southern China into Europe and the Americas.

# Cleanaway

| £ millions | **Year ended 30 June 2002** | Year ended 30 June 2001 | Change % |
|---|---|---|---|
| Sales | **984** | 853 | 15 |
| Operating profit | **98** | 91 | 8 |

As a leading waste management company, Cleanaway offers a wide range of services to local authorities, industrial and commercial clients. Its commitment to recycling reflects its reputation as a safe, reliable and high-tech-based operator delivering environmentally responsible solutions around the globe.

Cleanaway achieved strong revenue growth, particularly in the UK and Australia. The UK business benefited from the full-year impact of the Serviceteam acquisition and from winning several major contracts, whereas in Australia key factors were the acquisition of Wastemaster and successful growth in the Industrial Collection business.

In Germany, revenue was affected by a fall in paper prices from a peak in the first half of the year under review, and by the transfer of Dassler, the Secure Destruction Services business, to Recall. In Asia, Cleanaway continued to grow, reflecting the winning of major site remediation contracts and the start of the new Nanjing landfill gas-to-energy facility.

Growth prospects continue to be driven strongly by organic growth and market expansion, by legislation – which affects specific elements of the value chain, in particular recycling – outsourcing, and public sector privatisation. Another driver is continued acquisitions in an industry which is still highly fragmented.

Cleanaway can draw on its knowledge base of recycling in Germany and so is well positioned to grow in this segment of the value chain in the UK and Australia.

## United Kingdom

A combination of factors contributed to a significant improvement in profitability: completion of the integration of the Serviceteam waste operations in the UK Dry Waste division, and a major improvement in customer retention in the Commercial and Industrial Collection business, which in turn lifted profitability. During the year under review, Cleanaway UK continued to win and re-win municipal contracts, so that it enjoys a contracted municipal order book of £550 million. The state-of-the-art material recycling facility (MRF) at Rainham, Essex, is now operational and contracts have been secured for annual inputs of 30,000 tonnes, with strong prospects for further volume growth.

A new WEEE (Waste from Electronic and Electrical Equipment) recycling facility was opened in Bushey, Hertfordshire, to process and recycle electrical waste in compliance with the new WEEE directive. Significant growth has been achieved in



Cleanaway's new recycling facility at Bushey, Herts, UK, is at the forefront of processing and recycling electric waste, as required by the new Waste from Electronic and Electrical Equipment directive of the EU.



BioCycling's disposal of deep-fryer fat from McDonald's branches in Germany makes a significant contribution to the restaurant chain's environmental policies.

DR GÜNTHER RAU, DIRECTOR FOR THE ENVIRONMENT, MCDONALD'S


BioCycling
Verwertung mit System
ervice : Tel. 040 / 78101-385 Fax 040 / 78101-388
www. biocycling.de
McDonald's

Total Waste Management – a one-stop shop, comprehensive service package provided to meet the multiple needs of major industrial customers – with contract wins of £14 million during the year. Cleanaway Technical Waste secured the incineration business of Novartis Grimsby, signalling a major success for its marketing-led, customer-focused sales strategy.

## Germany

The Cleanaway brand was successfully launched at the International Trade Exhibition for the Environment and Recycling, held in Munich in May 2002, and is being rolled out throughout the German business.

The PET Rostock plant was opened in February 2002 and is now fully operational. A number of major contract wins were achieved, including SPAR supermarkets, and numerous municipal contracts were extended.

BioCycling GmbH, a 50:50 joint venture of Cleanaway Germany, collects and recycles organic wastes from businesses such as restaurants and markets. BioCycling plays a key role in a recycling project using a by-product – deep-fryer fat – of McDonald's restaurants. BioCycling's recovery of the fat makes a significant contribution to the restaurant chain's environmental policies. After cleaning, the fats are directly fed into a power plant as fuel.

In other developments, a sorting plant and new customer service centre was opened in Berlin in the first half of the year under review, and work is well underway on a new landfill site for Tallinn, the capital of Estonia, continuing the important role Cleanaway Germany has played since 1994 in restructuring and developing the waste disposal industry in the Republic of Estonia.

## Australia

Cleanaway established a central marketing and sales team, and won several major commercial contracts, including the leading retailer Woolworths. In addition, a number of municipal contracts were won, such as Geelong City Council, Monash City Council, the Shires of Harvey, Capel and Dardanup, while at the same time Cleanaway exited the loss-making Brisbane City contract. Cleanaway's municipal contract order book stands at £147 million. Cleanaway was launched in the New Zealand waste market with the formation of a joint venture with Envirowaste.

During the year, Cleanaway successfully negotiated the extension of the Tullamarine landfill site in Victoria.

## Asia

Cleanaway started operations in China with the establishment of the Nanjing landfill gas-to-energy facility, which is now generating revenue. In Taiwan, a new industrial landfill site was completed and will begin operating in the first quarter of the new financial year. Concurrently, an industrial waste collection service is being launched; coupled with Cleanaway's market leadership in hazardous waste, it offers customers a comprehensive service for all their industrial waste.

Cleanaway also executed significant site remediation contracts during the year; hazardous wastes containing heavy metals and arsenic were successfully treated in Cleanaway's integrated facility in Kaohsiung County.



# Recall

TOTAL INFORMATION MANAGEMENT

| £ millions | **Year ended 30 June 2002** | Year ended 30 June 2001 | Change % |
|---|---|---|---|
| Sales | **229** | 190 | 21 |
| Operating profit | **40** | 31 | 29 |

A global leader in total information management, Recall, with its network of operations, is ranked the second-largest information management company in the world, with the furthest reach. In the year under review, Recall increased global operating locations from 180 to 203.

Recall continued to build on the global model introduced in 2001 and turned in another highly successful year. Recall's performance in the Americas was strong – particularly so in Brazil, where operations were boosted by an important Integrated Document Solutions contract with the government. The project required global coordination between Brazil, Spain, the Philippines, India and the US operations. Recall drew on its wide network to digitise and process critical confidential data efficiently. Industry-leading performance has solidly positioned Recall for further engagements with this large, unvended government market.

In Australasia, sales and profit also increased, reflecting a continuing focus on customer service, efficiency and profitability. In Europe, sales and profits outstripped those of the previous year, largely driven by improved performances in France and Germany. In Italy, the information centre consolidation programme is well underway, with facilities expected to be reduced to 15 by the end of calendar year 2002.

In Document Management Services, Mega centres were completed in Canada, Italy, Brazil and Mexico. The Mexico Information Centre represents a 4,000 $m^2$ state-of-the-art document management facility that symbolises Recall's commitment to this rapidly developing market. A second phase is underway, and Recall will eventually offer its Secure Destruction Services, Integrated Document Solutions Services, and Data Protection Services to its Mexican customer base.

The roll-out of the IT-based ReQuest℠ standard operations model proceeded as planned, with 80 per cent of global holdings converted by June 2002. DPS remains very healthy and is generating excellent returns, while SDS continues rapid growth. IDS, while still relatively small, offers exciting opportunities for future development in Recall.

Assisting Recall's growth are increasing business concerns for off-site storage of physical and digital information as well as privacy legislation covering the care and destruction of confidential information.

Recall is well positioned to capitalise on this expanding trend regarding privacy legislation. Through an aggressive acquisition strategy, Recall has secured the number one position in Secure Destruction across the globe. Recall is especially well positioned to service the banking and financial sectors, as Recall's superior geographic coverage provides them with a comprehensive service covering their widespread network. Continued legislative initiatives under way in a number of regions will continue to drive growth in Secure Destruction by generating awareness of both information theft and the commercial responsibility to destroy confidential data securely.

Industry consolidation will continue to provide opportunities to grow through acquisition. During the year, Recall successfully completed 14 acquisitions. It also began operations in India to take advantage of that country's rapidly growing back-office and call-centre industry, and extended its reach into Denmark, Hong Kong, Norway and Mexico.

Health care is one of the many sectors benefiting from Recall's proven track record in information storage and retrieval.

NORTHSIDE HOSPITAL, ATLANTA, USA


HOSPITA
recall
recall
TOTAL INFORMATION MANAGEMENT

TCR's 'Smart GSE Solutions' enables major airlines to make optimal use of ground support equipment.



# Brambles Industrial Services

| £ millions | **Year ended 30 June 2002** | Year ended 30 June 2001 | Change % |
|---|---|---|---|
| Sales | **285** | 298 | (4) |
| Operating profit | **31** | 21 | 48 |

Brambles Industrial Services, which provides a range of support services to heavy industries in Australia, Europe and North America, posted an outstanding profit performance in 2001/02 after a period of successful restructuring and refocusing of the business. This division of Brambles is now positioned for growth.

## BIS Australia

Profits improved strongly, reflecting benefits from business restructuring, improvements in contract profitability, reduction in overheads and the start of new contracts.

The business has been refocused to provide fewer core onsite and offsite services to the resource, steel and some processing industries. Several non-profitable operations have been sold or exited over the past two years. The business is now well positioned to benefit from future profitable growth, and will see a further improvement in results in coming years.

A pulverised coal injection plant was launched in April at BHP Steel at Port Kembla, New South Wales. This service was opened on time and within budget, and is performing in line with customer expectations.



The business also won a significant contract for support services (in conjunction with Monadelphous Group Ltd) during the construction of Woodside Petroleum's fourth LNG train. A number of other contracts were successfully renewed.

## Steel Services

Steel Services, which operates in the UK, the Netherlands, France, North America and Australia, undertakes outsourced processes for manufacturers of steel products.

The UK business was affected by the cessation of iron and steel making at the Corus works at Llanwern, Wales, and reduced production in the Corus works at Port Talbot. Nevertheless, it traded strongly and profitably. A new blast furnace will begin operating at Port Talbot early in 2003, and will provide stability and long-term benefit for Short Bros in providing services to Corus.

The Netherlands business, centred on the Corus steelworks at Ijmuiden, enjoyed improved results following a number of contract wins.

In France, results suffered from a production slowdown by Arcelor, the largest steelmaker in the world, formed by a merger of Usinor, Arbed and Aceralia. Three major contracts were won at the major Dunkirk steelworks; they are due to start during financial year 2003/04.

# Regional businesses

| £ millions | **Year ended 30 June 2002** | Year ended 30 June 2001 | Change % |
|---|---|---|---|
| Sales | **223** | 282 | (21) |
| Operating profit | **24** | 34 | (29) |

## Brambles Marine

Brambles Shipping, the major freight carrier between Tasmania and mainland Australia, continued to generate strong profit, although affected by a softening in economic conditions influencing cargo volumes and by additional competition. It benefited from an increase in door-to-door services across Bass Strait.

The smaller North Western Shipping and Towage and Jardine Shipping were divested during the year.

## Eurotainer

Eurotainer, which manages one of the world's largest fleets of specialised tank containers, performed strongly in a deteriorating market, where both rental prices and utilisation rates were under pressure. The joint venture with CCR (established in January 2001) continued to operate effectively, enabling a strong focus on cost control to achieve increased profitability.

The business has consolidated to rank No. 2 in its sector and is in a position to exploit fully the synergies generated by the joint venture.

## TCR

TCR, a provider of ground-support equipment used in aircraft handling, has been affected by the slowing rate of growth in the airline industry.

A solid presence has been established at the two main Paris airports, and development is well under way at Heathrow and Stansted airports in the UK.

## Interlake

Interlake, the market leader in the manufacture of container racking in the USA, endured a tough business cycle, with the market in the USA for storage rack and conveyor systems materially affected by the slowdown in the USA economy.

Interlake management has worked effectively to reduce its cost base and has taken a number of significant steps to rationalise facilities, improve plant productivity and re-align costs with the changed demand conditions. The business remained profitable and generated cash.

Interlake has established a strong foundation for business recovery when market conditions improve. The base of Interlake distributors has been strengthened by the addition of 13 new distributors, progress has been maintained at the new plant in Mexico, and a systems integration business has been established.

## Meineke

Meineke is the second largest specialist automotive service franchise in the Americas and it traded steadily during the year.

During the period under review, 41 new stores were opened, significantly ahead of the previous year's outcome. The pipeline of new stores is at a record level. The development of new services is progressing well.

The Meineke brand remains strong and was recognised during the year when Entrepreneur magazine named Meineke the No. 1 USA franchise in brake repair.

## Divestments

During the year, Brambles continued to restructure its business portfolio and completed a number of planned divestments.

These included the European rail wagon business Groupe CAIB, Brambles Equipment Services Inc., Gardemann in Germany and a number of businesses in Australia: North Western Shipping and Towage, Jardine Shipping, United Transport, Brambles Project Services, Wreckair and Gardner Perrott.

Brambles

# STATUTORY INFORMATION

# FINANCIAL REVIEW

## Overview

Considerable change and progress characterised Brambles' first year since the merger in August 2001. For CHEP and Cleanaway, the single ownership structure has enabled management to focus on improving operational performance. We have also put in place corporate governance procedures suitable for a global group and have reviewed all our accounting policies.

Major initiatives instituted in the first half of the year to improve operational efficiency in CHEP USA are yielding results. In CHEP Europe, steps have also been taken to improve asset utilisation and operational efficiency. The costs of significantly higher levels of pallet collections and repairs have been borne throughout the year. While benefits in the USA are already apparent, those from Europe will materialise more gradually.

Cleanaway has continued to perform satisfactorily and Recall is growing strongly. Industrial Services had an excellent year following a successful restructuring of its business in Australia.

The improvement in profitability of continuing businesses is clear evidence of progress in Brambles' performance. Whereas in the first half profits were 9 per cent lower than in the previous year, in the second half they were 7 per cent higher. This was most marked in CHEP which, as expected, moved from a first half reduction in profit of 16 per cent, to a second half performance which was 3 per cent up on that of the comparable period a year ago, before CHEP accounting harmonisation.

Revenue from continuing businesses for the year was up by 9 per cent to £2.9 billion. Within this, double-digit growth was achieved by each of our three key businesses of CHEP, Cleanaway and Recall, whose aggregate sales of £2.4 billion were up by 14 per cent from the previous year's £2.1 billion.

Brambles Group profit before tax, goodwill amortisation and exceptional items after the harmonisation of accounting in CHEP was £305 million.

Profit before tax, goodwill amortisation and exceptional items was £314 million, 7 per cent below that of the previous year.

The business divestment plan was completed with the sale of Gardemann in August 2002. Ten businesses have been sold. Brambles has now exited from all of its equipment rental businesses, US Waste Management and a number of peripheral businesses in Australia. This divestment programme realised approximately £500 million.

## Financial review

Excluding businesses divested, Group sales revenue was £2.9 billion compared with £2.7 billion last year, an increase of 9 per cent. The revenue from divested businesses was £261 million, down from £492 million a year ago.

CHEP continued to be the largest contributor to revenue with sales of £1.2 billion, up by 13 per cent compared with last year's level.

Sales at Cleanaway also improved significantly, up by 15 per cent compared with those of the previous year. An important contributor to this increase was the acquisition of Serviceteam in the UK in early 2001. Whereas sales in Germany were down by 7 per cent for the year as a whole, this fall was heavily influenced by lower prices for recycled paper from their high levels in 2000. Paper prices have begun to increase somewhat from May 2002.

Recall's sales at £229 million demonstrated strong growth, 21 per cent ahead of the year before, driven by a combination of organic and acquisition growth.

Sales from our Industrial Services businesses were slightly below those of the previous year, due solely to the restructuring of operations in Australia through the closure of unprofitable operations. The regional businesses had a weak year with sales well down, particularly at Interlake Materials Handling, which is dependent on the growth of the US economy.

Geographically, the major part of the Brambles Group revenue continued to be generated in Europe and North America, with 52 per cent and 31 per cent respectively of revenue from continuing businesses coming from these regions.

Following the merger of the ownership of CHEP, a comprehensive management review was undertaken of the control and accounting for pallets across the CHEP group. This resulted in a number of initiatives relating to the management of the pallet pool, notably in the rapidly expanding North American market. It has also provided an opportunity for harmonisation of the different accounting practices relating to pallet depreciation and loss provisioning, which varied across national pools and between countries.

The impact of this harmonisation has been incorporated as a normal operating cost in the results for the year. The net charge has been reduced from £23 million at the half year to a net charge of £9 million for the full year. One-off loss provisions of £26 million were offset by £17 million, being the net benefit of the depreciation change and an increase in loss provisioning. For comparative purposes the profitability of the CHEP business in this report is measured before the impact of these changes.

Operating profit from continuing businesses before interest, tax, goodwill amortisation and exceptional items of £395 million was flat compared with the previous year's (4 per cent below after harmonisation of accounting in CHEP). As expected, this was a considerable improvement on the first half, with second half performance 7 per cent ahead of the same period of the previous year. For the Group as a whole, operating profit was 7 per cent down at £411 million, with the contribution from businesses sold decreasing from £42 million to £16 million.

Operating profit from CHEP was 8 per cent below that of the previous year, although all of this shortfall occurred in the first half, with second half performance being similar to that of the previous year.

Cleanaway profit was up by 8 per cent whereas that of Recall was strongly ahead by 29 per cent as a result of both organic and acquisition driven sales growth and margin improvements.

Industrial Services continued to generate good profit growth, particularly in Australia where the restructuring of its businesses improved performance. The regional businesses had a poor year, with the weakness of the US economy continuing to affect Interlake and Meineke. A more competitive environment in the Bass Strait trade had an adverse impact on the performance of the Marine business in Australia.

## Interest

Net interest expense was down from £106 million to £97 million, resulting mainly from lower interest rates and reduced debt levels.

## Debt

Net debt reduced from £1,863 million to £1,581 million.

## Earnings per share

Earnings per share before exceptional items and goodwill amortisation was 13.3 pence per share compared with 13.4 pence per share last year. The effect of CHEP harmonisation of accounting was a charge of 0.3 pence per share.

## Business disposals and exceptional items

The announced business divestment programme has been completed and proceeds of some £500 million have been realised. The final divestment was Gardemann, the equipment rental business in Germany, which was completed in August 2002.

The results for the year include an exceptional loss of £2 million (£13 million after tax). This comprises the net effect of gains and losses in businesses divested; profits (largely from the sale of Groupe CAIB) were offset by losses elsewhere, notably BESI, Wreckair and Gardemann (£75 million in aggregate).

The divested businesses earned profit before goodwill amortisation, interest and tax of £16 million in the year and £42 million in 2000/01.

## Taxation

The pre-exceptional tax charge of £85 million was approximately 28 per cent of profit before tax, exceptional items and goodwill. It compared with a rate of 33 per cent in the previous year, both figures allowing for full deferred tax accounting. Lower corporate tax rates in Australia, Germany and France, and the benefit of tax losses not recognised in previous years, were the principal contributors to the lower tax charge.

## Cash flow

Total cash inflow was £282 million, resulting in a reduction in net debt to £1,581 million. Cash inflow from operations after capital expenditure was £116 million compared with £5 million last year.

An important contributor to this improvement was reduced capital expenditure, which fell from £721 million to £557 million following the success of the programme to increase asset efficiency in CHEP.

Working capital increased by £80 million as the business expanded and changed its mix.

The sale of businesses within the year realised £397 million.

## Dividends

The Board has declared a final dividend of 10 cents per share for all shareholders in Brambles Industries Limited and a second interim (instead of a final) dividend of 3.577 pence per share for all shareholders in Brambles Industries plc.

This brings the dividend for the year to 20 cents per share for Brambles Industries Limited shareholders and 7.167 pence per share for Brambles Industries plc shareholders.

## Treasury

The Corporate Treasury Group is responsible for the management of certain financial risks within the Group. A description of these risks and the types of financial instruments used to hedge them is given later in this section. Other key Treasury functions include liquidity management on a daily basis and securing access to short and long-term sources of debt finance at a competitive cost. These activities are conducted on a centralised basis in accordance with prescribed Board policies and guidelines through standard operating procedures and delegated authorities. These policies provide the framework from which Treasury arranges and implements lines of credit from its financiers, selects and deals in approved financial derivatives for hedging purposes, as described below, and generally executes the financial strategy of the Group.

The Corporate Treasury Group prepares formal reports each month, which are circulated to the Chief Financial Officer and other senior finance executives. Key Treasury statistical and sensitivity analysis, funding utilisation/ capacity and commentary on significant matters are included in monthly reports to the Board. In addition, gross and net indebtedness is reported weekly to the Chief Financial Officer, whereas liquidity, interest rate, foreign exchange and other financial risk exposures are monitored daily. The Treasury function is included within the scope of the Group's corporate (internal) audit process.

## Funding and liquidity

The Group funds its operations predominantly through bilateral bank credit facilities. The facilities are structured on a committed multi-currency, revolving basis with maturities ranging out to July 2006. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, funding is arranged in the currency of the relevant operating asset to be funded.

At the end of the financial year, borrowing facilities totalled the equivalent of £2,656 million, in a mix of currencies, but predominantly US dollars, sterling and euro. The weighted average term of the facilities is 2.9 years. The Group also has access to further funding through uncommitted and standby lines of credit principally to manage day-to-day liquidity. Total borrowings at year-end were £1,634 million, of which £673 million was denominated in US dollars, £499 million in sterling and £388 million in euro.

The level of debt versus equity funding is determined by the Board, having regard to various financial ratios and future projections, equity and debt market funding options and conditions, and the overall cost of capital of the Group.

## Risk management

The Group is exposed to a variety of market risks, including the effects of fluctuations in interest rates and exchange rates. The business units are also exposed to other financial risks, including sovereign risk in respect of operations spread across diverse geographic territories, and credit risk on counterparties, all of which are difficult to quantify.

The Group uses standard financial derivatives to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a close understanding of the business operations of the Group. Furthermore, individual credit limits are assigned to those banks, thereby limiting individual exposure to credit-related losses in the event of non-performance by the counterparties.

## Interest rate risk

The Group's interest-rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy comprises maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. Interest rate derivatives are used to achieve this result synthetically.

The present policy is to require the level of fixed-rate debt to be within 40 to 70 per cent of total forecast debt arising over a twelve-month period, progressively decreasing to 0 to 50 per cent for debt maturities extending beyond three years. These bands have been set to allow sufficient flexibility in the level of interest-rate hedging, having regard to the prevailing economic climate, nature of assets funded and future financial strategies.

As at year-end, 59 per cent of the Group's total interest-bearing liabilities were at fixed interest rates (38 per cent

**FOREIGN EXCHANGE MOVEMENTS DURING THE YEAR AGAINST £ STERLING**


US$
1.55
1.50
1.45
1.40
1.35
6/2000
12/2000
6/2001
12/2001
6/2002
€
1.75
1.70
1.65
1.60
1.55
6/2000
12/2000
6/2001
12/2001
6/2002
A$
3.25
3.00
2.75
2.50
2.25
6/2000
12/2000
6/2001
12/2001
6/2002

in 2001). The weighted average period was 1.8 years (2.7 years in 2001). The fair value of these instruments was a £26 million loss compared with book values. This amount is deferred and will not be recognised until the individual contracts are settled.

## Foreign exchange risk

Foreign exchange exposures faced by the Group are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

i) transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary

ii) translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into £ sterling.

Under the Group's foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or alternatively by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for this purpose. In the context of the Group, exposures in this regard are not significant given the nature of the Group's operations. Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowings in euro, the Group does not hedge currency exposures incurred on foreign currency profits and net asset balances.

At the end of the financial year, the fair value of foreign exchange instruments was a £5 million gain compared with book values. This amount has been deferred, and will not be recognised until the individual contracts are settled.

# CORPORATE SOCIAL RESPONSIBILITY REPORT

## Overview

*'We want Brambles to be a place where our customers enjoy doing business and come back to us, a place where people like to work. We want the trust of shareholders and lenders for access to capital markets and new shareholders. We want to be respected and welcome in the communities where we do business.'*

– Brambles Code of Conduct

At Brambles, corporate social responsibility is more than merely another factor to be considered while we conduct our business of building shareholder value. We regard it as a fundamental part of how we do business. We recognise the role that we play in society and believe that the benefits we create are substantial and enduring.

Thus the Board takes account of health and safety, environmental and social matters. It receives regular reports from all business units, and has assessed the risks and opportunities arising from these issues, and the adequacy of the Group's systems for managing them.

The importance to Brambles of these issues is spelt out in our Code of Conduct, developed this year and communicated to all of our employees worldwide. The Code outlines how we expect them to behave in their dealings with each other and with the outside world.

## Health and safety

*'It is Brambles policy to provide and maintain a healthy and safe working environment and to prevent injury, illness or impairment to the health of employees, contractors, customers or the public.'*

– Brambles Code of Conduct

The health and safety of our employees, contractors, customers, suppliers and surrounding communities is of paramount importance. Therefore, health and safety within each business unit is the specific responsibility of the relevant business executive. This specific responsibility of each business executive is reinforced with safety performance measures directly linked to personal remuneration.

It is with great regret that we report one employee fatality during the course of the year. Our thoughts and condolences go to the family and friends of the deceased. We remain firmly committed to preventing accidents and have initiated a number of new policies and procedures across Brambles to minimise the risk of fatal, and indeed any, accidents occurring.

We have also seen a number of positive developments. One example is the milestone set by Brambles Industrial Services (BIS) at Teeside in the UK, recording half a million accident-free work hours. Achieving a safety record such as this is not a matter of chance. Each business has a comprehensive programme for conducting safety risk assessments, devising safe work methods, providing the appropriate equipment, conducting safety training, raising and maintaining employee awareness and conducting regular safety audits. This safety programme is also applied to our suppliers and contractors.

As a Group, we achieved an overall Lost-Time Injury Frequency Rate (LTIFR) of 16.7 per million work-hours.

BIS had a good performance given the inherently industrial environment in which it operates. Many of the incidents behind the LTIFR figures for Cleanaway and Recall were related to moving vehicles and outdoor work. Both businesses are developing new health and safety standards and are targeting substantial improvements.

CHEP again reported improvements in most regions, and continued to outperform significantly its external benchmark data.

## Environment

*'Environmental policies and practices are fundamental to the way we do business. Environmental insensitivity by individuals or corporations is not acceptable to the community or Brambles. We want Brambles' employees to take a thoughtful approach to environmental risk management.'*

– Brambles Code of Conduct

Because we highly value our natural environment we are firmly committed to sound environmental practice in our daily operations. This philosophy is reflected in the type of business in which we invest. Each of our businesses has a relatively light ecological footprint, and a very significant proportion of our operations make an active, positive contribution to the ecological wellbeing of our planet.

CHEP's business rests on the inherently eco-efficient reuse and recycling of pallets and containers. Before adopting a pooled pallet concept such as that of CHEP, many of our customers would previously have used a pallet for one or two trips only, and then discarded it. In the USA, for example, discarded, non-pooled pallets are the seventh largest contributor to the municipal solid waste stream. Use of CHEP pooling saves six million tonnes of wood packaging waste from landfills. When Home Depot of USA endorsed the CHEP system for its suppliers in 2000, it cited the positive environmental factors as a key influence in its decision.

Similarly, CHEP's Reusable Plastic Containers – which can be washed and reused time after time and, when empty, can be folded flat to minimise wasted transport space – replace disposable cardboard packaging for fruit, vegetables and other products.

Cleanaway is in the business of recycling and recovering industrial, municipal and medical wastes. It has activities in all parts of the waste value chain, from collection to final disposal. Cleanaway has key expertise in the fastest growing area of sorting and recycling waste. This year saw two significant developments in this area – the opening of a new, state-of-the-art material recycling facility (MRF) at Rainham, Essex, in the UK and of a new facility in Rostock, Germany, to recycle PET plastic bottles.

With many countries now introducing legislation to protect the privacy of data, Recall's Secure Destruction Services business has grown substantially. Shredded paper, a by-product of this business, can then be recycled.

Many of our Industrial Services businesses operate on steel-making sites. While our activities on such sites are diverse and vary by customer, a common objective is to recycle slag, scrap, steel dust or other by-products of the steel-making process and ensure their re-use, activities that produce a significant proportion of Industrial Services' revenue.

The main negative environmental impacts in Brambles' global operations arise from transport-related energy use and greenhouse gas emissions. Transportation of pallets, waste, documents or industrial materials can also contribute to traffic congestion, and local air and noise pollution. Brambles is undertaking several initiatives to address this issue, such as a CHEP depot re-organisation in the US that will substantially reduce transport distances.

In the UK, CHEP has embarked on a programme to convert its pallet leadboards to recyclable plastic. As well as improving pallet quality, this should substantially reduce the wood waste stream from pallet repair activities. If successful, this programme will be rolled out in other countries.

Cleanaway operates under stringent standards within its waste handling facilities. It continues to improve its operations through initiatives such as the upgrading of landfill leachate treatment plants in Tullamarine, Australia, and the landfill gas-to-energy plants at Pitsea, UK.

Recall has relatively few negative impacts on the environment other than those arising from the transportation of documents.

Industrial Services' operations result in natural resource usage, greenhouse gas emissions and local air pollution. These are mitigated by a number of site-specific activities such as improved dust suppression measures.

Each of our businesses has an Environmental Management System and corporate environmental audit programme, as appropriate to the industry and the nature of the risks. Cleanaway, the most sophisticated, also has ISO14001 and ISO9002 programmes.

Responsibility for environmental performance is similar to health and safety, in that within each business unit it is the specific responsibility of the relevant business executives.

Nevertheless, during the course of the year under review, Brambles received one conviction for failing to comply with relevant environmental legislation. However, Cleanaway Asia's prosecution for its treatment plant waste being found unsuitable on one occasion for landfill disposal is under appeal after further tests indicated that the waste was in fact acceptable.

## Social and community

*'Brambles is an equal opportunities employer. We are committed to developing a diverse workforce and providing a work environment in which everyone is treated fairly and with respect, irrespective of sex, race, sexual orientation, age, disability, religion or ethnic origin. Employment and advancement within Brambles must be based on merit.'*

– Brambles Code of Conduct

The enterprising spirit of our employees is one of the great assets of a support services organisation like Brambles. We are committed to developing a diverse workforce, and providing a work environment in which everyone is treated fairly and with respect.

This is reflected in our Executive Committee, which contains six nationalities. Our employees are drawn from all parts of the world where Brambles operates and they reflect the diverse nature of our customer base, the local employment market and the communities in which we operate. In CHEP USA, for example, diversity training is provided to ensure teams are equipped to benefit from the diverse backgrounds and skills of its members, customers and suppliers. Although we do not have any significant operations in countries identified as having poor human rights records by the United Nations or the various Non-Governmental Organisations, we cannot afford to be complacent.

Our respect for people extends to the communities in which we work. For example, we have just launched *CommunityReach* in Australia and the UK. This is part of an initiative to embrace and support community-based projects and acknowledge Brambles employees who dedicate their time to their communities. Brambles is offering a total of A$500,000 or £200,000 in financial grants for 'not-for-profit' community organisations or projects. Brambles encourages employees to take part in community activity as a part of their individual development. Involvement in community projects can often provide experience of team leadership and organisation directly transferable back to the workplace while contributing to improvements in the community.

Brambles maintains its commitment to pro-active programmes for involving its employees in its affairs. This is achieved in a number of ways, including newsletters, letters to all employees from the CEO, video presentations, our Brambles' intranet and, very importantly, involvement in improving the way we service our customers through various customer care programmes. We consult with our employees directly and use employee opinion surveys together with focus groups as a key means of ensuring the flow of information and ideas.

The Group is keen to advance the skills and careers of its employees. Global management development programmes and local training and development activities encourage employees to fulfil their potential.

Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled while in employment and, as a result, is unable to perform their duties, every effort is made to offer suitable alternative employment and to assist with retraining.

More information about Brambles' Corporate Social Responsibility policies is available on our website: www.brambles.com.

# BOARD OF DIRECTORS

## Don Argus AO

Age 64

Non-executive Chairman

Don Argus has been Chairman of Brambles Industries Limited and of Brambles Industries plc since the formation of the dual listed companies structure in August 2001. Before that, he had been a Director of Brambles Industries Limited since May 1999 and Chairman of that company since September 1999. He has more than 40 years' experience in banking, including nine years as Managing Director and Chief Executive Officer of National Australia Bank Limited. Mr Argus is Chairman of BHP Billiton Limited and BHP Billiton plc, and is a Director of Australian Foundation Investment Company Limited and of Southcorp Limited. He is a member of the International Advisory Council of Allianz Aktiengesellschaft and a Fellow of the Australian Institute of Bankers and Finance and of the Australian Society of Certified Practising Accountants. He has honorary degrees from Monash University (Doctor of Laws) and Griffith University (Doctor of the University). He was appointed an Officer of the Order of Australia in 1998.

## Roy Brown

Age 55

Non-executive Director

Roy Brown has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. He is Chairman of Thus plc, Vice Chairman of HMV Group plc and a Non-executive Director of GKN plc and of British United Provident Association (BUPA). He is a former Executive Director of Unilever PLC and Unilever N.V. He has a Bachelor of Science degree in Mechanical Engineering from University College London and a Master of Business Administration degree from Harvard. He is a Fellow of the Institute of Mechanical Engineers and a Fellow of the Institute of Electrical Engineers.

## Mark Burrows

Age 58

Non-executive Joint Deputy Chairman

Mark Burrows has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. Before that, he had been a Director of Brambles Industries Limited since April 1987 and was Chairman from September 1997 to September 1999. Mr Burrows, an investment banker, chaired the Companies and Securities Advisory Committee from 1989 to 1994 and was one of the principal participants in the creation of the Australian Securities Commission (as the Australian Securities & Investments Commission then was). He is Deputy Chairman of ING Barings Holdings Limited and a Director of Burns, Philp & Company Limited and of John Fairfax Holdings Limited. He has Bachelor of Arts and Bachelor of Laws degrees from Sydney University and is an Associate Member of the Securities Institute of Australia.

## Sir CK Chow

Age 52

Chief Executive Officer

Sir CK Chow became Chief Executive Officer of Brambles Industries Limited and Brambles Industries plc on the formation of the dual listed companies structure in August 2001. Previously, Sir CK was Chief Executive of GKN plc, which he joined in 1996. Before joining GKN, he was a Director of The BOC Group plc and Chief Executive of BOC Gases worldwide. He is a past President of The Society of British Aerospace Companies, a Non-executive Director of Standard Chartered plc and a member of the Governing Body of The London Business School. He has Bachelor of Science and Master of Science degrees in Chemical Engineering; a Master of Business Administration degree from the Chinese University of Hong Kong, and is a graduate of the Harvard Advanced Management Program. He has an honorary Doctorate of Engineering from the University of Bath, and is a Fellow of The Royal Academy of Engineering, a Fellow of The Institute of Chemical Engineering and a Fellow of The City and Guilds of London Institute.

## Graham Kraehe

Age 60

Non-executive Director

Graham Kraehe has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. Before that, he had been a Director of Brambles Industries Limited since December 2000. He has spent 28 years in Chief Executive roles in diversified industrial companies covering the wine, packaging, appliance and automotive component industries. From 1994 until his retirement in February 2001 Mr Kraehe was Managing Director and Chief Executive Officer of Southcorp Limited. He was previously Chief Executive of Pacifica Group Limited. He is Chairman of BHP Steel Limited, a Director of Djerriwarrh Investments Limited, of National Australia Bank Limited and of The News Corporation Limited, and President of the German-Australian Chamber of Industry and Commerce. He has a Bachelor of Economics degree from Adelaide University.

## Sir David Lees

Age 65

Non-executive Joint Deputy Chairman

Sir David Lees has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. He joined GKN plc in 1970 as an accountant and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987, and Chairman and Chief Executive in 1988, before becoming Non-executive Chairman in 1997. He is a member of the UK Defence Industries Council and of the UK Panel on Takeovers and Mergers. He is the Non-executive Chairman of Tate & Lyle PLC and a Non-executive Director of Royal Opera House, Covent Garden. He holds the Officer's Cross of the Order of Merit of the German Federal Republic and is a Fellow of the Institute of Chartered Accountants in England and Wales.

## Allan McDonald

Age 62

Non-executive Director

Allan McDonald has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. Before that, he had been a Director of Brambles Industries Limited since March 1981. He has had an extensive career in the investment and commercial banking fields. He is presently Chairman of General Cologne Re Australia Limited and of Julia Ross Recruitment Limited. His other directorships include DCA Group Limited, Securities Exchange Guarantee Corporation Limited, TAB Limited and Billabong International Limited. He has a Bachelor of Economics degree from Sydney University and is a Fellow of the Australian Society of Certified Practising Accountants and of the Australian Institute of Management.

## Ron Milne

Age 63

Non-executive Director

Ron Milne has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. He began his service with Brambles Industries Limited in April 1981 as General Manager, responsible for Finance and Development. He was appointed a Director of Brambles Industries Limited in June 1985. He retired as Finance Director in August 1995. He has had a management career extending through the manufacturing, oil exploration and merchant banking industries. His other directorships include Newcrest Mining Limited and OPSM Protector Limited. He is a member of the Australian Society of Certified Practising Accountants and is a Fellow of the Chartered Institute of Secretaries.

## Sir John Parker

Age 60

Non-executive Director

Sir John Parker has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. He is Chairman of Lattice Group plc, Non-executive Chairman of Firth Rixson plc and RMC Group plc, and a Non-executive Director of P&O Princess Cruises plc. He is Chairman Designate of National Grid Transco. He is a former Chairman and Chief Executive of Babcock International Group plc and of Harland and Wolff Holdings plc, and a former Director of GKN plc. He is a Fellow of the Royal Academy of Engineering, a Fellow and Past President of the Royal Institution of Naval Architects, a Fellow of the Institute of Marine Engineers and a Fellow of the Irish Academy of Engineering. He was awarded a Doctorate of Science in Engineering from Queens University, Belfast, and in addition holds honorary doctorates in Engineering from the University of Abertay (Dundee), the University of Ulster, Trinity College Dublin and the University of Surrey.

## David Turner

Age 57

Chief Financial Officer

David Turner was appointed Chief Financial Officer of Brambles Industries Limited and Brambles Industries plc in August 2001 on the formation of the dual listed companies structure. Previously, Mr Turner was Finance Director of GKN plc, which he joined in 1993. Before joining GKN he was Finance Director of the food group Booker plc. He has previously worked for Mobil Oil and Touche Ross and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is a Non-executive Director of Whitbread plc.

# CORPORATE GOVERNANCE STATEMENT

## Introduction

Brambles is a global organisation, with businesses operating in 40 countries. This demands that the Group comply with an extensive range of varying legal, regulatory and governance requirements. In particular, through the dual listings of Brambles Industries Limited (BIL) on the Australian Stock Exchange and Brambles Industries plc (BIP) on the London Stock Exchange, Brambles is committed to observe the extensive requirements applicable to publicly listed companies in Australia and the UK.

There are inevitably differences between the requirements of different jurisdictions, such as those of Australia and the UK. To meet such differing requirements, and recognising the nature of the Group as a single economic enterprise with shareholders having common interests, the Board has adopted a common governance framework across the Group, taking into account both local regulatory requirements and international best practice.

A consequence of this approach is that Brambles may occasionally need to deal with issues in ways which are not familiar to some of its shareholders. For example, at the 2002 Annual General Meeting, shareholders will be asked to receive the Group's Annual Report and Accounts – this is not required in Australia but is normal practice in the UK. On the other hand, the Annual Report contains details of each component of remuneration for the five most highly remunerated executives in the Group – this is not required in the UK, but is required in Australia.

This Corporate Governance Statement outlines the key components of Brambles' governance framework.

## Shareholders

Shareholders play an important role in the governance of the Group by electing the Board, whose task it is to govern on their behalf.

The Board recognises that, to carry out this role, shareholders must receive timely and relevant information of the highest standard. To this end, the Board has established Group protocols for Investor and Media Relations to assist shareholders and other key stakeholders to understand the nature and value of Brambles' various businesses, and in turn facilitate an efficient, competitive and informed market.

From a regulatory perspective, Brambles is subject to continuous disclosure obligations under the Listing Rules of the Australian and London Stock Exchanges. In broad terms, these require Brambles to notify the market immediately of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its securities.

To achieve these objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the Australian and London Stock Exchanges. Copies of these announcements are immediately placed on the Brambles website, at www.brambles.com.
- The Brambles website contains further information about the Group and its activities, including copies of recent Annual and Interim Reports, and recordings of the most recent presentations to analysts.
- The Annual General Meeting provides an opportunity for the Board to communicate with investors through presentations on the Group's business and current trading status.

## Board of Directors

### Role of the Board

The Board of Directors is responsible for overall management of the Group.

The roles of Chairman and Chief Executive Officer are separated and clearly defined.

The Chairman, Mr Don Argus AO, leads the Board, and is responsible for ensuring the effectiveness of governance practices. He is also responsible for the conduct of Board and shareholder meetings.

The Board has delegated responsibility for the day-to-day operation and administration of the Group to executive management, led by the Chief Executive Officer, Sir CK Chow. The levels of authority for management are also documented. The Chief Executive Officer is assisted in managing the business by the Brambles Executive Committee.

The Board has also delegated some of its responsibilities to committees.

Directors are entitled to full access to the information required to discharge their responsibilities, and may take independent professional advice at the Group's expense in the furtherance of their duties.

The Board has a schedule of matters specifically reserved to it for decision. This schedule includes the establishment of the Group's overall strategic direction and strategic plans for the major business units; the approval of budgets, financial objectives and policies, and significant capital expenditure; approval of the Group's financial statements and published reports; establishment of the Group's internal control and risk management processes; the appointment of key senior executives; Board succession planning; and the Group remuneration policy. The Board is also responsible for the appointment of the external auditors.

The Board is assisted by the Company Secretaries, who advise on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements. All Directors have access to the advice and services of the Company Secretaries, whose appointment and removal is a matter for the Board.

#### Composition of the Board

The Boards of BIL and BIP are identical and consist of ten members, with two executive Directors (the Chief Executive Officer and the Chief Financial Officer) and eight Non-executive Directors. The Directors' biographies, which are shown on pages 37 and 38, indicate the breadth of their business, financial and international experience. This experience gives the Directors the range of skills, knowledge and experience essential to govern the Group, including an understanding of the health, safety, environmental and community-related issues which it faces.

Directors are subject to election by shareholders at the first Annual General Meeting after their initial appointment by the Board. No member of the Board may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Board's Nominations Committee is responsible for considering the re-nomination of retiring Directors, having regard to the contribution of their skills and experience to the desired composition of the Board.

#### Independence of Non-executive Directors

Brambles' dual listed companies structure was established in August 2001. Although each of the Directors was associated with elements of the organisations which combined to form that structure, the Group is now a completely new economic enterprise.

Against this background, the Board has considered the independence of each of the Directors in office as at the date of the Directors' Report.

Of the eight Non-executive Directors, four – Messrs Argus, Burrows, McDonald and Milne – are party to retirement benefit contracts executed at various points in time in the years prior to the formation of the DLC. Since the formation of the DLC, a decision has been taken not to enter into any further retirement contracts. The existing contracts have also been amended to ensure that the amount of the retirement benefit is calculated by reference to the lower pre-DLC fees paid by BIL. Further details of these arrangements are provided in the Remuneration Report, on page 48. Given the amendments which have been made, the Board does not consider that the existence of these contracts compromises the independence of participating Directors.

As such, the Board considers all Non-executive Directors to be independent of management and free from any business or other relationship which could materially influence the exercise of their independent judgment. The Directors' past experience of the businesses has been invaluable in securing a smooth integration process and thus in protecting shareholder value.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process. The Joint Deputy Chairmen, Mr Mark Burrows and Sir David Lees, have been identified as the Senior Independent Directors for the Group for the purposes of the UK Combined Code.

#### Board succession planning

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This will require the Board periodically to assess the skill-set necessary to meet the Group's demands.

The Nominations Committee assists the Board in this process, which may involve the identification of suitable candidates, the preparation of a brief including a position description, and the engagement of independent recruitment organisations.

Newly appointed Directors will receive appropriate induction and training.

#### Board meetings

The Board meets at least six times a year to review matters such as the financial performance of the Group, current trading, key business initiatives, and the Group's strategy, budget and business plans.

Presentations to the Board are frequently made by members of senior management.

The Board recognises the importance of independent judgment and constructive debate on all issues under consideration.

The Board meets in both Sydney and London.

#### Directors' remuneration

Details of remuneration paid to the Directors are set out in the Remuneration Report on pages 44 to 50.

## Committees of the Board

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit Committee; the Remuneration Committee; and the Nominations Committee. Other committees of the Board are formed from time to time to deal with specific matters.

Each of the Board's standing Committees operates under terms of reference detailing their delegated authority from the Board.

The number of Committee meetings held during the year and the attendance at those meetings by members is set out on page 52.

Regular reports of the Committees' activities are provided to the Board and minutes are circulated to all Directors.

#### Audit Committee

The primary objectives of the Audit Committee are:

- to review the financial information presented to the Directors, shareholders, the Australian and London

Stock Exchanges, regulators and the general public;

- to review corporate risk assessment practices and the internal controls initiated and adopted;
- to oversee and appraise the quality of the audits conducted by Brambles' corporate (internal) and external auditors, and the scope of the corporate (internal) audit functions;
- to maintain, through regular meetings and otherwise, open lines of communication among the Board, the corporate (internal) and the external auditors for the exchange of views and information; and
- making recommendations to the Board on the appointment of the external auditors.

The Audit Committee is composed entirely of Non-executive Directors all of whom the Board considers to be independent.

The members of the Audit Committee are Mr Allan McDonald (Committee Chairman), Mr Ron Milne and Mr Roy Brown. All Board members are invited to attend meetings of the Committee, with standing invitations also extended to the Group Chief Accountant, the Group Corporate (Internal) Audit Manager and the external auditors.

**Nominations Committee**

The primary purpose of the Nominations Committee is to support and advise the Board in fulfilling its responsibility to ensure that it comprises individuals who are best able to discharge the duties of Directors having regard to the law and the highest standards of governance by:

- assessing the skills required on the Board;
- reviewing the structure, size and composition of the Board;
- from time to time assessing the extent to which the required skills are represented on the Board;
- establishing appropriate succession planning for the Board, particularly for key roles such as that of the Chairman and the Chief Executive Officer;
- establishing processes for the review of the performance of individual Directors and the Board as a whole; and
- establishing processes for the identification of suitable candidates for appointment to the Board.

The members of the Nominations Committee are Mr Don Argus AO (Committee Chairman), Mr Mark Burrows, Sir David Lees and Sir CK Chow.

**Remuneration Committee**

The primary objectives of the Remuneration Committee are:

- to recommend to the Board, with the Chief Executive Officer, an appropriate executive remuneration policy;
- to determine the remuneration of executive Directors;
- to review the remuneration of those reporting directly to the Chief Executive Officer, and other senior executives, as appropriate; and
- to review all equity-based incentive plans for approval by the Board.

The Remuneration Committee is composed entirely of independent Non-executive Directors.

The members of the Remuneration Committee are Sir David Lees (Committee Chairman), Mr Mark Burrows, Mr Graham Kraehe and Sir John Parker. The Committee meets at least three times a year.

The Committee has the right to seek any information it considers necessary to fulfil its duties, which includes the right to obtain appropriate external advice at the Group's expense.

The Board's Remuneration Report is set out on pages 44 to 50.

## Management committees

**Executive Committee**

The Brambles Executive Committee assists in developing and implementing the strategic direction of the Group, and ensuring its resources are well managed. The Committee has a range of responsibilities, including:

- the review of business and corporate strategies;
- the formulation of major Group policies in areas such as human resources management, information technology, risk management, communications, and post-investment project reviews; and
- leading the implementation of change processes.

Minutes of meetings of the Executive Committee are circulated to the Board.

The members of the Committee are Sir CK Chow (Committee Chairman and Chief Executive Officer), Mr David Turner (Chief Financial Officer), Mr Victor Mendes (Chief Executive Officer, CHEP), Mr Gerben Westra (Chief Executive Officer, Cleanaway), Mr Al Trujillo (President and CEO, Recall), Mr Jean-Louis Laurent (Chief Executive Officer, Brambles Industrial Services), Ms Chris Bulmer (Senior Vice President – Human Resources), Mr Paul Martinez (Senior Vice President – Strategy and Information Technology) and Mr Craig van der Laan (Company Secretary, BIL).

**Group Risk Committee**

During the year, the Group Risk Committee was established to assist executive management to fulfil its corporate governance and oversight responsibilities in relation to risk management systems; the internal control structure; serious incident investigation; business risk reporting, including safety, health and environmental reporting; legal compliance; and independent assurance functions relating to key business risks.

The Committee members are Mr David Turner (Committee Chairman), key managers from each business unit and senior executives from the Group's risk management, legal and corporate (internal) audit functions.

## Accountability and audit

### Internal control and risk management

The Board has overall responsibility for the Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

During the year, the Board reviewed the effectiveness of the internal control systems and risk management, and will continue to do so on an ongoing basis.

- Risk control

  Risks are identified through a process of examination between the Group's risk management team and functional process-owners.

  The resulting risk, control and exposure profiles are presented to the Board, together with a risk improvement programme designed to increase the effectiveness of controls and manage the overall level of risk. This process forms part of the Board's annual review of the effectiveness of the system of internal controls.

- Monitoring of Risk

  In addition to regular monitoring by the Group Risk Committee, risks and controls will be reassessed by management on a biannual basis. The results of this review and details of progress in implementing the risk improvement programme will be reported to the Board. The effectiveness of the risk controls and risk improvement actions will also be periodically reviewed by corporate (internal) audit, and the results reported to the Audit Committee.

  The Board monitors risks through the Audit Committee and corporate (internal) audit.

### Financial reporting and going concern

Brambles operates under a dual listed companies structure, which requires compliance with the corporate and accounting regulations of both Australia and the UK.

Consistent with the fact that Brambles constitutes a single economic entity, the Board has published combined financial statements for the DLC, with versions prepared in accordance with both Australian and UK generally accepted accounting principles.

The Directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

### External audit

On the formation of the Brambles DLC in August 2001, there was no common external auditor across the various parts of the Group: Deloitte Touche Tohmatsu/ Deloitte & Touche, PricewaterhouseCoopers and Arthur Andersen were engaged by various entities within the Group.

An immediate response to this situation was the appointment of Deloitte & Touche as the auditor of BIP, aligning the audit of the two listed entities in the DLC – Deloitte Touche Tohmatsu having been the auditor of BIL for many years. It was stated in the 2001 Annual Report, however, that tenders were to be called for the role of external auditor for the Group.

A tender was subsequently conducted and the various submissions reviewed by the Audit Committee, in accordance with its terms of reference. The Audit Committee's recommendation to the Board was unanimously adopted, resulting in the announcement in May 2002 that PricewaterhouseCoopers had been appointed as auditors, commencing with the audit for the 2001/02 financial year. A resolution for shareholders to reappoint them will be proposed at the Annual General Meetings in November 2002, together with a resolution authorising the Directors to set their fees.

Under the terms of the engagement of PricewaterhouseCoopers, the Australian and UK audit engagement partners will rotate every five years.

In announcing the appointment of PricewaterhouseCoopers, the Board also confirmed its policy relating to the performance of non-audit work by auditors. Non-audit work is prohibited where independence may be compromised or conflicts arise. Prior consultation with, and approval of, the Audit Committee is required wherever management recommends that the auditor undertake non-audit-related work. Management consultancy, IT implementation and specialist corporate (internal) audit work will not be performed by the external auditor.

Details of the amounts paid to the auditors during the year for audit and other services are set out in Note 6 to the financial statements on page 71.

## Share ownership and dealing

Details of Brambles' shares held by Directors are set out on page 48.

The Board has put in place policies covering dealings in securities. The objective of these policies is to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior management are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under these policies, Directors are required to obtain approval from the Chairman before dealing in Brambles' shares. In the case of the Chairman, this consent is obtained from one of the Deputy Chairmen.

Directors and senior management are prohibited from dealing in Brambles' shares during designated close periods.

Any dealings in Brambles' shares by a Director are reported to the Board at its next meeting. The Australian and London Stock Exchanges are notified of any such share dealing by a Director within applicable time limits.

## Corporate social responsibility

Brambles is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which the Group conducts its business.

A Corporate Social Responsibility Report addressing these issues can be found on pages 34 to 36.

## The Brambles Code of Conduct

Since the DLC was formed, Brambles has established a new Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business. The Code of Conduct defines how Brambles relates to its customers, employees, shareholders and the community.

At the core of the Code of Conduct is a desire to build trust between Brambles and these stakeholders, through the implementation of principles of legal compliance and proper process; fair competition; the application of industry best practice to the health, safety and wellbeing of Brambles' employees; a focus on long-term benefits rather than short-term advantage for individuals; co-operation, driven by the Brambles belief in people and teamwork; and respect for the diverse range of people and cultures.

The Code of Conduct provides a common behavioural framework for all Brambles' employees, irrespective of their specific job, direct employer or location around the world. Together with Brambles' Mission and Values, which are stated on page 3, they form a key part of Brambles' culture.

## Political donations

Brambles does not contribute funds to any political party, politician, or candidate for public office. It does, however, participate in the public debate of policy issues that may affect it in the countries in which it operates.

## Compliance with the UK Combined Code

The Listing Rules of the London Stock Exchange require UK listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, contained in the UK Combined Code. The Code establishes principles dealing with Directors, Directors' Remuneration, Relations with Shareholders and Accountability and Audit, which are addressed either in this Corporate Governance Statement or in the Remuneration Report on pages 44 to 50.

Brambles commenced as a new economic enterprise on 7 August 2001. Prior to that date, Brambles was not subject to the Combined Code requirements, as it was not listed in the UK.

The Board considers that Brambles was in full compliance with the above Principles as at the date of this report except as disclosed in the Remuneration Report.
The Board expects that Brambles will continue to comply with these Principles on that basis throughout the financial year ending 30 June 2003.

Brambles also complies with the Corporate Governance Guidance Note published by the Australian Stock Exchange and the statements by participants in the Corporate Governance Council established by the Australian Stock Exchange, dated 15 August 2002.

# REMUNERATION REPORT

## Introduction

This report describes the Group's policies on the remuneration of Directors and senior executives. These policies have been approved by the Board on the recommendation of the Remuneration Committee. It also contains specific details of the remuneration of the Directors and certain senior executives.

### Remuneration Committee

The Remuneration Committee is chaired by Sir David Lees. The other members of the Committee are Mr Mark Burrows, Mr Graham Kraehe and Sir John Parker, all of whom are Non-executive Directors. The Committee meets at least three times a year and is responsible for recommending overall remuneration policy to the Board, as well as approving each individual Executive Director's remuneration arrangements and reviewing these arrangements for other senior executives. The Chairman and Chief Executive Officer were present at meetings of the Remuneration Committee, although not when their own remuneration arrangements were discussed. The Committee retains compensation and benefit consultants to provide independent market information and remuneration advice.

### Executive remuneration policy

The Board's objective is to have in place a remuneration policy for the Group which is consistent with the Group's business objectives, and seeks to:

- attract and retain high calibre executives;
- align executive rewards with the creation of shareholder value; and
- motivate executives to achieve challenging performance levels.

In order to achieve these objectives, executive remuneration generally consists of basic salary, pension contributions, benefits and incentives. For the Executive Directors and certain senior executives based in Australia, salary, pension contributions and benefits are provided in the form of 'total fixed remuneration' or 'TFR'.

For all senior executives, the Group's policy is to provide a significant part of their total potential reward through performance-based incentive plans. The Remuneration Committee benchmarks remuneration levels annually against comparator data with the advice of external consultants. Details of each of the Group's remuneration programmes are outlined in the following pages.

## Basic salary and Total Fixed Remuneration (TFR)

As noted above, salary, pension contributions and other benefits are provided to the Executive Directors with flexibility as to the mix of cash, pension contributions and other benefits which they receive, provided that they do not exceed the overall specified TFR.

The initial level of TFR is specified in the service contracts with the Executive Directors, and is reviewed by the Remuneration Committee. In assessing the level of TFR for each Executive Director, the Remuneration Committee considers the Executive Director's experience, performance and responsibilities and takes into account market data. The level of TFR is reviewed on an annual basis and following a significant change in responsibilities.

Similar criteria are used when setting basic salary or TFR levels for other executives.

## Benefits

The Group generally does not provide benefits to the Executive Directors above their TFR. Typical benefits taken as part of the overall TFR would be the cost of providing motor vehicles, health care and disability and life insurance. In certain circumstances, however, it may be necessary to provide additional benefits outside the Executive Director's TFR. For example, where an Executive Director is required to relocate, the Group may agree to provide additional benefits such as relocation costs, accommodation and other location adjustment expenses.

## Post-retirement benefits

No post-retirement benefits are provided to the Executive Directors outside their TFR. Within their TFR, the Executive Directors have flexibility to have part of their TFR allocated to contributions into personal pension plans of their choice.

## Incentive arrangements

### Short-Term Incentive Plan

The Group operates a Short-Term Incentive (STI) Plan for the Executive Directors and senior executives. For the Executive Directors, the STI Plan offers the opportunity to receive an annual cash bonus for the achievement of specific predetermined performance targets. For outstanding performance the bonus might reach 100% of TFR, at which point it is capped.

For the financial year ended 30 June 2002, the cash bonus paid to the Executive Directors under the STI Plan was assessed against objectives relating to the Group's performance in terms of Brambles Value Added (BVA), net cash flow and personal objectives: Sir CK Chow and Mr Turner each received 20% of TFR for performance under the STI Plan.

For the Executive Directors, for the 2003 financial year, 90% of the maximum possible award under the STI Plan will be based on the Group's improvement in BVA against preset targets, and the remaining 10% will be based on performance against personal objectives.

BVA is the value generated by a business over and above the cost of the capital it uses to generate that value. This is measured as: Earnings less 12% of the Capital Invested (fixed assets and net working capital plus gross goodwill).

**Long-Term Incentive Plans**

The Group has in place a number of Long-Term Incentive Plans, details of which are set out below. The purpose of these Plans is to attract, retain, motivate and reward key executives who enhance shareholder value.

**Executive Share Option Plan (Option Plan)**

Under the Option Plan, senior executives may be granted annual awards of options to acquire shares in Brambles Industries Limited and/or Brambles Industries plc at a future date, for an exercise price fixed at the time of grant. The Option Plan was approved by shareholders at the 2001 Annual General Meetings.

The exercise price for options granted under the Option Plan is based on the average market price for a period of up to five business days up to the date of grant.

The Remuneration Committee sets a performance condition on the exercise of options under the Option Plan. The performance condition which has been applied to all options granted under the Option Plan to date is based on Total Shareholder Return (TSR), measured over the period from the end of the financial year before the date of grant to the third anniversary of that date (Performance Period) against a peer group of companies consisting of the top 50 Australian companies (by market value) and the FTSE-100.

The table below shows the relationship between the level of relative TSR performance and the number of options that a participant can exercise.

| | TSR percentile | % vesting of shares under option |
|---|---|---|
| | Below 50 | No vesting |
| Threshold | 50 | 38% vesting |
| | 50 – 75 | Pro rata straight line vesting |
| Maximum | 75 | 100% vesting |

If all the options do not become exercisable after the Performance Period, the performance condition will be reassessed after four and five years (and also after six years in the case of options granted to Sir CK Chow and Mr Turner), in each case measured from the start of the Performance Period. All options which have not become exercisable following such reassessments will lapse.

The Option Plan is supervised by the Remuneration Committee, which approves any option grants made to Executive Directors (apart from those awards already agreed to be made to Sir CK Chow and Mr Turner under their service contracts and approved by shareholders). All other option awards made to executives under the Option Plan are reported to the Remuneration Committee, and the total value of those awards is approved by the Remuneration Committee.

The number of options to be granted to a participant in the Option Plan each year is determined by applying a multiple (LTIP Multiple) to the participant's TFR (or basic salary, as appropriate), and dividing the result by the value of an option under the Option Plan (calculated using the Black Scholes method). The maximum LTIP multiple is 75%. (This is subject to an overriding limit of three times TFR based on the value of the options when calculated by reference to the market price of the shares at the time of grant.)

The LTIP Multiple for Sir CK Chow is 75% of TFR and for Mr Turner is 60% of TFR. Details of Sir CK's and Mr Turner's awards under the Option Plan are shown in the table on page 49.

**Executive Performance Share Plan (Share Plan)**

Under the Share Plan, senior executives may be granted annual awards, consisting of a right to acquire shares in BIL and/or BIP at a future date, for no payment. The Share Plan was approved by shareholders at the 2001 Annual General Meetings.

The vesting of awards under the Share Plan is subject to a performance condition. The performance condition which has been applied to all awards under the Share Plan to date is based on compound Earnings per Share (EPS) growth of both BIL and BIP over a performance period from the end of the financial year before the date of award to the third anniversary of that date (the Performance Period).

The table below shows the relationship between the level of compound EPS growth and the number of shares in an award which a participant can access.

| | Compound EPS growth | % vesting of shares |
|---|---|---|
| | Below 7% pa | No vesting |
| Threshold | 7% pa | 25% vesting |
| | 7–15% pa | Pro rata straight line vesting |
| Maximum | 15% or above pa | 100% vesting |

EPS calculations will be normalised to exclude all exceptional items and goodwill amortisation as defined under UK GAAP.

If not all the shares in an award vest after the Performance Period, the performance condition will be reassessed after four and five years (and also after six years in the case of awards granted to Sir CK Chow and Mr Turner), in each case measured from the start of the Performance Period. All awards which have not vested following such reassessment will lapse.

The Share Plan is also supervised by the Remuneration Committee.

As in the case of the Option Plan, the number of awards to be granted to a participant in the Share Plan each year is determined by applying the LTIP Multiple to the participant's TFR (or basic salary, as appropriate), and dividing the result by the market value of a share at the time of grant. The maximum LTIP multiple currently used for making awards is 75%. The maximum LTIP multiple permitted under the plan is 100% of TFR.

The LTIP Multiple for the purposes of the Share Plan for Sir CK Chow is 75% of TFR and for Mr Turner is 60% of TFR. Details of Sir CK's and Mr Turner's awards under the Share Plan are shown in the table on page 49.

**Variations to Option and Share Plan Rules**

As outlined in the Notice of Meeting sent to shareholders for the 2001 Annual General Meeting, at which approval was obtained to establish the Option Plan and the Share Plan, grants under those Plans to Sir CK Chow and Mr David Turner (Executives) follow the usual terms of those Plans, except for the following differences:

- the date of grant for awards granted under the Option Plan and the Share Plan in 2001 is taken to be the date of commencement of their employment, being 7 August 2001;
- the performance period for measuring whether performance targets have been met will run from the date of grant (ie, 7 August 2001) and not the end of the preceding financial year. For practical purposes, it has been agreed that the period for measuring whether performance targets have been met will run from the end of the previous financial year;
- the performance condition will be reassessed on the sixth anniversary of the date of grant, if the awards have not already vested, in addition to reassessment on the fourth and fifth anniversaries; and
- the terms on which awards under the Plans may be exercised or vest early were as described in section 8.5 of the Information Memorandum sent to shareholders of BIL and in Part 9, Section 6 of the Listing Particulars sent to BIP shareholders in June 2001.

In addition to the above, and on the basis of legal advice, the Board has agreed with the Executives that Rule 6.8 of the Plans is inconsistent with the terms of their Service Contracts. As such, if any of the circumstances envisaged by Rule 6.8 were to occur and, as a result, any awards granted to the Executives under the Plans were automatically to lapse, BIL will be obliged to compensate the Executives (either in cash or by delivering shares purchased on-market on their behalf).

Rule 6.8 provides in effect that awards under the Option Plan and the Share Plan lapse if certain events occur within 12 months after they are granted. The events referred to in Rule 6.8 are, in broad terms, takeovers, reconstruction/winding-up and compulsory acquisition affecting either BIL or BIP.

**Brambles Employees Option Plan**

The Brambles Employees Option Plan was approved by BIL shareholders at its Annual General Meeting in November 1998. Under the Plan, employees with more than two years' service may be granted awards of options to acquire shares in BIL at a future date, for an exercise price fixed at the time of grant. The exercise price is equal to the market price for BIL shares during the week up to and including the date of grant. Three schemes were established within the Plan:

- the Standard Scheme, for employees in Australia and New Zealand, Asia and Europe;
- the International Trust Scheme, for North American employees; and
- the Qualifying Scheme, for Australian employees, under which grants are limited to A$1,000 in option value per employee each year.

Participants in the Option Plan and the Share Plan, approved at the 2001 Annual General Meetings, are not eligible to participate in these schemes.

In August 2002, employees were advised of the Board's decision to cease granting options under the Standard Scheme and the International Trust Scheme, with effect from 2004 in Australia and New Zealand, and with immediate effect in all other locations.

For the present, grants will continue to be made under the Qualifying Scheme.

## Service contracts

**Executive Directors**

The Board believes that Executive Directors' service contracts should be terminable on 12 months' notice (as required by the UK Combined Code), unless a longer period is in shareholders' interests. In the context of the formation of the dual listed companies structure in mid-2001 and the significant changes faced by the Group, the Board considered it appropriate for Sir CK Chow's service contract to be terminable by BIL at any time without cause on giving at least 24 months' notice. Mr Turner's service contract may be terminated by BIL without cause on giving at least 2 months' notice expiring on or after 7 August 2003. Shorter notice periods may apply in certain circumstances under both contracts.

Termination payments instead of the notice periods outlined above are up to two times the Director's TFR and average annual cash bonus. In addition, the sign on grants of performance share rights (referred to in note (b) on page 49) and any awards under the Long-Term Incentive Plans will vest according to their terms.

**Non-executive Directors**

All of the Directors are subject to retirement and re-election by shareholders from time to time as required by the companies' constitutions. The Non-executive Directors do not have service contracts with the companies.

## Executive Directors' remuneration

The following table contains details of the remuneration and benefits* provided to Executive Directors for the financial year.

| | TFR/ Salary £'000 | Performance related bonuses £'000 | Termination payments £'000 | Relocation and expenses £'000 | Total 2002* £'000 |
|---|---|---|---|---|---|
| Sir CK Chow (a) (c) | 924 | 195 | – | 70 | 1,189 |
| D J Turner (a) | 531 | 112 | – | 105 | 748 |
| J E Fletcher (b) | 55 | 266 | 2,786 | – | 3,107 |

Notes:

(a) Sir CK Chow and D J Turner are employed by BIL. The amounts disclosed above are deemed to be remuneration in respect of both BIL and BIP. Their remuneration is based on the concept of Total Fixed Remuneration (TFR), as discussed on page 44. The amounts shown for them under the heading 'TFR/Salary' are the TFR amounts to which they were entitled during the financial year, which they elected to receive in the form of cash salary payments, Directors' fees, pension contributions and motor vehicle benefits. The Executive Directors were also entitled to be paid the costs of relocation and accommodation and to be reimbursed for certain additional tax burdens incurred as a result of Australian residency.

(b) J E Fletcher retired as a Director of BIL on 1 August 2001. He was not a Director of BIP. The amount shown for him under the heading 'TFR/Salary' represents salary payments. Termination payments include termination allowance and other entitlements paid on termination. His termination allowance was based on contractual entitlements which were agreed before the formation of the DLC.

(c) Sir CK Chow is the highest paid Director since the formation of the DLC.

* Excluding equity-based awards

## Non-executive Directors' remuneration

### Fees

Non-executive Directors' fees are determined by the whole Board, with the Non-executive Directors taking no part in the discussion or decision relating to their own fees. In setting the fees, consideration is given to the responsibilities of Directors in dealing with the complexity and geographical spread of the Group's affairs and the level of fees paid to Non-executive Directors in comparable companies. With effect from 1 July 2002 Chairmen of Board Committees, other than the Company Chairman or Deputy Chairmen, will receive an additional allowance of 15% of their annual fees.

Non-executive Directors will not participate in the Group incentive plans.

The fees and other benefits provided to Non-executive Directors during the year were as follows:

**FEES PAID TO NON-EXECUTIVE DIRECTORS**

| | Fees (b) £'000 | Superannuation contributions (d) £'000 | Retirement benefits £'000 | Total 2002 £'000 | Total 2001 £'000 |
|---|---|---|---|---|---|
| D R Argus AO (c) | 168 | 3 | – | 171 | 89 |
| R D Brown | 41 | – | – | 41 | – |
| M D I Burrows (c) | 76 | 2 | – | 78 | 60 |
| G J Kraehe (c) | 42 | 2 | – | 44 | 18 |
| Sir David Lees | 72 | – | – | 72 | – |
| F A McDonald (c) | 42 | 2 | – | 44 | 33 |
| R C Milne (c) | 42 | 2 | – | 44 | 35 |
| Sir John Parker | 41 | – | – | 41 | – |
| E J Cloney (a) | 3 | 1 | 75 | 79 | 31 |
| N Kroes (a) | 3 | – | 81 | 84 | 29 |

Notes:

(a) E J Cloney and N Kroes retired as Directors of BIL on 7 August 2001, immediately prior to formation of the DLC. They were not Directors of BIP. The retirement benefit payments shown for those Directors were paid under retirement benefit contracts with BIL, which had been entered into several years prior to formation of the DLC.

(b) From 7 August 2001, the date of formation of the DLC, fees were paid to the Non-executive Directors for their directorships of both BIL and BIP. Prior to that date, no fees were paid to the Directors of BIP.

(c) Fees paid to the Australian Non-executive Directors in the 2002 financial year which relate solely to their previous arrangements with BIL (ie payments made for the period 1 July 2001 to 6 August 2001) are included in the figures in the table above and were as follows: D R Argus – A$24,244 (£8,759); M D I Burrows – A$16,163 (£5,840); G J Kraehe – A$8,081 (£2,920); F A McDonald – A$8,510 (£3,075); and R C Milne – A$9,198 (£3,323);

(d) Superannuation contributions provided to the Australian Non-executive Directors from 7 August 2001 were charged against (ie reduced) their overall fee entitlement.

Total remuneration for all Board Directors for the year ended 30 June 2002 was £5.7 million.

**Retirement benefits**

Under Australian law and corporate practice, it is permissible for public companies to pay retirement benefits to Non-executive Directors, subject to certain financial limits. In the UK, the payment of such benefits to Non-executive Directors is generally not accepted practice.

At various points in time in the years prior to the formation of Brambles' DLC structure, BIL entered into retirement contracts in Australia with its Non-executive Directors. Under these retirement contracts, BIL agreed on certain conditions to pay a retirement benefit to the Non-executive Directors concerned, up to the maximum amount permissible under Australian law – namely an amount equal to the total remuneration paid to the Non-executive Director for the three years prior to their actual retirement. Four of Brambles' existing eight Non-executive Directors are party to such retirement contracts – namely Messrs Argus, McDonald, Milne and Burrows.

Following the formation of the DLC, in recognition of the corporate governance requirements in the UK, a decision was taken not to enter into any further retirement contracts with Brambles' other Non-executive Directors, although the retirement contracts already in existence would need to be honoured.

As a consequence of the increase in fees payable to the Non-executive Directors, which came into effect on formation of the DLC, it became necessary to clarify the basis on which the retirement benefits under the existing retirement contracts would be calculated. In particular, the Board determined that the amount of the retirement benefit would be calculated by reference to the lower pre-DLC fees paid by BIL to the Non-executive Directors concerned, rather than to the higher fees now payable under the DLC, which reflect additional time commitment. This was confirmed by amendments to the existing retirement contracts in early 2002, with the agreement of the Non-executive Directors concerned.

Under the revised arrangements, for the purposes of the calculation of the retirement benefits, the following rules apply:

- if the calculation requires the inclusion of an amount relating to the financial year ended 30 June 2001, the remuneration for that year will be deemed to be the actual pre-DLC fees paid by BIL to the Non-executive Directors concerned during that year;
- if the calculation requires the inclusion of an amount relating to the financial year ended 30 June 2002, the remuneration for that year will be deemed to be the actual pre-DLC fees referred to in the previous paragraph, increased by 5%; and
- the remuneration for any subsequent years will be the amount deemed to have been received in the previous year, increased by the same percentage by which the actual DLC fees for the Non-executive Directors concerned are increased in that year.

## Directors' interests in shares and options

### Interests in shares

The Directors' beneficial interests in Brambles' shares are listed in the table below.

None of the Directors has any non-beneficial interests in Brambles' shares.

**DIRECTORS' BENEFICIAL INTERESTS IN BRAMBLES' SHARES**

| | Ordinary shares in BIL | | | | Ordinary 5p shares in BIP | | | |
|---|---|---|---|---|---|---|---|---|
| | at 25 September 2002 | at 30 June 2002 | at 7 August 2001 (b) | at 1 July 2001 (a) (b) | at 25 September 2002 | at 30 June 2002 | at 7 August 2001 | at 1 July 2001 (a) |
| D R Argus | 86,129 | 76,129 | 37,159 | 37,159 | – | – | – | – |
| R D Brown | – | – | – | – | 2,018 | 2,018 | 2,018 | – |
| M D I Burrows | 340,319 | 340,319 | 340,319 | 340,319 | – | – | – | – |
| Sir CK Chow | – | – | – | – | 253,277 | 253,277 | 23,353 | – |
| G J Kraehe | 21,561 | 11,561 | 11,561 | 11,561 | – | – | – | – |
| Sir David Lees | – | – | – | – | 204,055 | 204,055 | 204,903 | – |
| F A McDonald | 143,259 | 143,259 | 143,259 | 143,259 | – | – | – | – |
| R C Milne | 185,793 | 185,793 | 185,793 | 185,793 | – | – | – | – |
| Sir John Parker | – | – | – | – | 3,354 | 3,354 | 3,354 | – |
| D J Turner | – | – | – | – | 175,577 | 175,577 | 50,801 | 20 |

(a) or date of appointment, if later.

(b) figures adjusted to reflect the BIL bonus share issue in August 2001.

(c) the highest and lowest Brambles' share prices during the financial year were $11.62 and $8.60 for BIL and 385 pence and 265 pence for BIP.

**Shareholding expectations for Directors and other Senior Executives**

Executive Directors are expected to hold shares in Brambles (either BIL or BIP) equal to one times basic salary after tax. Non-executive Directors are expected to hold shares in Brambles equal to one times their annual fees after tax. Certain senior managers are also expected to hold shares in Brambles equal to 75% of basic salary after tax. The timeframe over which the shareholding should be built up by the Executive Directors and senior managers is three years from the first vesting of any awards under the Long-Term Incentive Plans disclosed above. In the case of the Non-executive Directors, the timeframe is three years from the date of their appointment.

**Interests in share options and performance share rights**

The table below contains details of all options and performance share rights granted to the Executive Directors during, and since the end of, the financial year. No share options or performance share rights were exercised or lapsed in that period.

**OPTIONS AND PERFORMANCE SHARE RIGHTS GRANTED TO EXECUTIVE DIRECTORS**

| | Description | Date of grant | Number | First date of exercise | Exercise price per share | Value at grant (e) |
|---|---|---|---|---|---|---|
| Sir CK Chow | Options over BIL shares (a) | As of 7 August 2001<br>5 September 2002 | 605,700<br>1,176,834 | 7 August 2004 (d)<br>5 September 2005 | A$11.24<br>A$7.08 | A$3.31<br>A$1.93 |
| | Options over BIP shares | None granted | – | – | – | |
| | Total options | | 1,782,534 | | | |
| | BIL performance share rights (b) | As of 7 August 2001 | 443,012 | 7 August 2003 (d) | – | A$11.06 |
| | BIL performance share rights (c) | As of 7 August 2001<br>5 September 2002 | 181,300<br>320,804 | 7 August 2004 (d)<br>5 September 2005 | – | A$11.06<br>A$7.32 |
| | BIP performance share rights | None granted | – | – | – | |
| | Total performance share rights | | 945,116 | | | |
| D J Turner | Options over BIL shares (a) | As of 7 August 2001<br>5 September 2002 | 278,300<br>540,740 | 7 August 2004 (d)<br>5 September 2005 | A$11.24<br>A$7.08 | A$3.31<br>A$1.93 |
| | Options over BIP shares | None granted | – | – | – | |
| | Total options | | 819,040 | | | |
| | BIL performance share rights (b) | As of 7 August 2001 | 225,641 | 7 August 2003 (d) | – | A$11.06 |
| | BIL performance share rights (c) | As of 7 August 2001<br>5 September 2002 | 83,300<br>147,406 | 7 August 2004 (d)<br>5 September 2005 | – | A$11.06<br>A$7.32 |
| | BIP performance share rights | None granted | – | – | – | |
| | Total performance share rights | | 456,347 | | | |

Notes:

(a) The options vest on the third anniversary of their date of grant, subject to meeting a TSR performance target. If not met, the performance condition may be reassessed on the fourth, fifth and sixth anniversaries of the date of grant. The options expire on the sixth anniversary of their date of grant.

(b) These awards (which comprise the sign-on grants) vest on the second anniversary of their date of grant, subject to meeting an EPS performance target. If not met, the performance condition may be reassessed on the third, fourth and fifth anniversaries of the date of grant. The awards expire on the fifth anniversary of their date of grant.

(c) These awards vest on the third anniversary of their date of grant, subject to meeting an EPS performance target. If not met, the performance condition may be reassessed on the fourth, fifth and sixth anniversaries of the date of grant. The awards expire on the sixth anniversary of their date of grant.

(d) The first date of exercise will be 7 August, or the earliest date afterwards when it can be established that the performance condition has been met.

(e) For the options the value at grant is calculated using a Black Scholes method determined by external advisers. For the performance share rights the unit value at grant is calculated as the average market price over five days up to the date of grant.

(f) For the purposes of calculating the value of the awards at the end of the financial year, the BIL share price was A$9.44.

## Remuneration of highest paid executives

Details of remuneration provided for the year ended 30 June 2002 to the Group's five most highly remunerated current executives, excluding the Executive Directors are as follows:

| | Salary/ TFR £'000 | Bonus £'000 | Super-annuation contributions £'000 | Allowances £'000 | Other £'000 | Total (excluding equity based awards) £'000 |
|---|---|---|---|---|---|---|
| J L Laurent | 268 | 384 | 52 | – | 17 | 721 |
| G M Legtmann | 229 | 547 | 26 | – | 45 | 847 |
| H V Mendes | 257 | 463 | 24 | 5 | 14 | 763 |
| G Westra | 243 | 19 | 35 | 13 | 4 | 314 |
| C A van der Laan de Vries | 144 | 37 | – | – | – | 181 |

The above table excludes executives who terminated their employment before 30 June 2002. During the year then ended B Moore received total emoluments of £1,864,000 (including termination payments of £1,003,000).

* For the purposes of identifying these executives, remuneration was taken to include equity-based awards granted during the year, as set out below. The above table excludes the value of these awards.

| | Description | Date of grant | Number | First date of exercise | Exercise price per share | Value at grant (e) |
|---|---|---|---|---|---|---|
| J L Laurent | Options over BIL shares (a) | 19 Dec 2001 | 87,660 | 19 Dec 2004 | A$9.63 | A$2.86 |
| | Options over BIP shares (a) | 19 Dec 2001 | 87,660 | 19 Dec 2004 | £3.21 | £0.94 |
| | BIL performance share rights (c) | 19 Dec 2001 | 26,034 | | | A$9.63 |
| | BIP performance share rights (c) | 19 Dec 2001 | 26,034 | | | £3.21 |
| G M Legtmann | BIL performance share rights | 19 Dec 2001 | 21,188 | | | A$9.63 |
| | BIP performance share rights | 19 Dec 2001 | 21,188 | | | £3.21 |
| H V Mendes | Options over BIL shares (a) | 19 Dec 2001 | 80,856 | 19 Dec 2004 | A$9.63 | A$2.86 |
| | Options over BIL shares (d) | 18 Jan 2002 | 40,000 | 18 Jan 2004 | A$10.41 | A$2.86 |
| | Options over BIP shares (a) | 19 Dec 2001 | 80,856 | 19 Dec 2004 | £3.21 | £0.94 |
| | BIL performance share rights (c) | 19 Dec 2001 | 24,013 | | | A$9.63 |
| | BIP performance share rights (c) | 19 Dec 2001 | 24,013 | | | £3.21 |
| G Westra | Options over BIL shares (a) | 19 Dec 2001 | 83,777 | 19 Dec 2004 | A$9.63 | A$2.86 |
| | Options over BIP shares (a) | 19 Dec 2001 | 83,777 | 19 Dec 2004 | £3.21 | £0.94 |
| | BIL performance share rights (c) | 19 Dec 2001 | 24,533 | | | A$9.63 |
| | BIP performance share rights (c) | 19 Dec 2001 | 24,533 | | | £3.21 |
| C A van der Laan | Options over BIL shares (a) | 19 Dec 2001 | 78,672 | 19 Dec 2004 | A$9.63 | A$2.86 |
| de Vries | BIL share rights (b) | 19 Sept 2001 | 123,862 | | | A$9.92 |
| | BIL performance share rights (c) | 19 Dec 2001 | 23,364 | | | A$9.63 |

Notes:

(a) The options vest on the third anniversary of their date of grant, subject to meeting a TSR performance target. If not met, the performance condition may be reassessed on the fourth and fifth anniversaries of the date of grant.

(b) This comprises a sign-on grant which vests on the second anniversary of the date of grant (as to 60 per cent) and on the third anniversary (as to the remaining 40 per cent).

(c) These awards vest on the third anniversary of their date of grant, subject to meeting an EPS performance target. If not met, the performance condition may be reassessed on the fourth and fifth anniversaries of the date of grant.

(d) These awards vest on the second anniversary of their date of grant, subject to meeting an EPS performance target. If not met, the performance condition may be reassessed on the third, fourth and fifth anniversaries of the date of grant.

(e) For the options the value at grant is calculated using a Black Scholes method determined by external advisers. For the performance share rights the unit value at grant is the average market price over five days up to the date of grant.

# DIRECTORS' REPORT

## Dual listed companies

Brambles Industries Limited and Brambles Industries plc were joined under a dual listed companies (DLC) structure on 7 August 2001 and the Directors' Report has been prepared as a joint report of both companies. For a full description of the DLC structure see page 1.

## Principal activity and review of business

The Brambles Group is a leading global provider of support services.

A detailed review of the Group's activities during the year, its state of affairs and significant events, events after the end of the financial year and likely future developments are given in the Chairman's review on pages 4 to 6, the Chief Executive's report on pages 8 to 11 and the Business Review on pages 16 to 28.

In the opinion of the Directors there have been no other significant changes in the state of affairs of Brambles during the year ended 30 June 2002 not otherwise disclosed in this report and the attached financial statements.

## Events since the end of the financial year

The Directors are not aware of any other matter or circumstance that has arisen since 30 June 2002 that has significantly affected or may significantly affect the operations of Brambles, the results of those operations or the state of affairs of Brambles in financial years subsequent to 2002, except as may be stated elsewhere in the Annual Report.

## Likely developments

Likely developments in the future operations of Brambles known at the date of this report have been covered generally elsewhere in the Annual Report. Further information has not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to Brambles.

## Results and dividends

The results for the period are set out in the combined profit and loss account on page 60 and in the consolidated profit and loss account on page 2 of the BIP Financial Information.

The Directors have declared a final dividend of 10 cents per share for BIL and a second interim dividend of 3.577 pence per share for BIP. The dividends for both companies will be paid on 10 October 2002 to shareholders on the register as at 20 September 2002. A first interim dividend of 10 cents (3.59 pence) per share for both companies was paid on 11 April 2002, making a total of 20 cents (7.167 pence) per share for the year. Further details of dividends paid during 2000 are provided in Note 11.

## Fixed assets

Movements in fixed assets are shown in Note 13 on page 75.

## Directors

Biographical details of the Directors are set out on pages 37 and 38. All of the Directors held office throughout the year except as noted below.

Mr D R Argus, Mr M D I Burrows, Mr G J Kraehe, Mr F A McDonald and Mr R C Milne were appointed as Directors of Brambles Industries plc on 7 August 2001. Mr R D Brown, Sir CK Chow, Sir David Lees, Sir John Parker and Mr D J Turner were appointed as Directors of Brambles Industries Limited on 7 August 2001.

Under the Constitution of Brambles Industries Limited and the Articles of Association of Brambles Industries plc, Directors are required to retire from the Boards and offer themselves for re-election at least every three years. Mr Argus, Mr McDonald and Sir John Parker will retire at this year's AGMs and, being eligible, offer themselves for re-election. These Directors are all Non-executives and do not have service contracts with the Group.

## Directors' meetings

Details of the frequency of Board meetings and membership of Board Committees are given in the Corporate Governance Statement on pages 39 to 43. The table on the following page shows the Board and Committee meetings held during the year and the number attended by each Director.

## Directors' remuneration

The report on Directors' remuneration is on pages 44 to 50. This includes details of the interests of Directors, their families and related entities in shares and other securities of Group companies.

## Contracts with Directors

Sir CK Chow and Mr D J Turner, being Executive Directors in the full-time employment of BIL, have entered into service contracts dated 26 July 2001 and are entitled to receive shares and options under the terms of their contracts. The principal terms of these contracts are described in the Remuneration Report.

Since the end of the previous financial year, no Director of BIL or BIP has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of Directors' emoluments shown in the attached financial statements) or fixed salary as a full-time employee of BIL or BIP by reason of a contract made by BIL or BIP, their controlled entities or a related body corporate with the Director, or with a firm of which the Director is a member, or with an entity in which the Director has a substantial financial interest.

**BOARD AND COMMITTEE MEETINGS**

| | Board meetings | | | | | | Audit Committee meetings | | Remuneration Committee meetings | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Regular | | Special | | Special committees | | | | | |
| | (a) | (b) | (a) | (b) | (a) | (b) | (a) | (b) | (a) | (b) |
| D R Argus AO | 7 | 7 | 3 | 3 | 2 | 2 | * | 3 | * | 3 |
| R D Brown | 7 | 7 | 1 | 1 | 1 | 1 | 6 | 6 | | |
| M D I Burrows | 7 | 7 | 3 | 3 | 3 | 3 | * | 2 | 4 | 4 |
| Sir CK Chow | 7 | 7 | 1 | 1 | * | 1 | * | 1 | * | 3 |
| G J Kraehe | 7 | 7 | 3 | 3 | 1 | 1 | * | 2 | 4 | 4 |
| Sir David Lees | 7 | 7 | 1 | 1 | 1 | 1 | * | 1 | 4 | 4 |
| F A McDonald | 7 | 7 | 3 | 3 | 4 | 4 | 6 | 6 | | |
| R C Milne | 7 | 7 | 3 | 3 | 2 | 2 | 6 | 6 | | |
| Sir John Parker | 7 | 6 | 1 | | | | | | 4 | 4 |
| D J Turner | 7 | 7 | 1 | 1 | 4 | 4 | * | 5 | | |
| E J Cloney (1) | | | 2 | 2 | | | | | | |
| J E Fletcher (2) | | | 1 | 1 | | | | | | |
| N Kroes (1) | | | 2 | 1 | | | | | | |

Notes:
(a) This column refers to the number of meetings held while the Director was a member of the Board and/or Committee.
(b) This column refers to the number of meetings attended during the period the Director was a member of the Board and/or Committee.
(1) Mrs Kroes and Mr Cloney retired from the Board of BIL on completion of the DLC structure on 7 August 2001.
(2) Mr Fletcher retired from the Board of BIL on 1 August 2001.
* These Directors attended in an ex-officio capacity.

## Indemnities

Indemnities provided to the Directors and officers in accordance with the companies' constitutions are detailed in Note 29.

## Corporate governance and corporate social responsibility

A statement on corporate governance is on pages 39 to 43. A report on Brambles' policies on issues such as health and safety, the environment, community programmes and ethics is on pages 34 to 36.

## Share capital and options

There were no changes in the authorised share capital of Brambles Industries plc during the year. Details of the changes in the issued share capital for both companies, the number of shares reserved for issue, and options outstanding at the year end are given in Note 21.

## Substantial shareholdings

Details of substantial shareholdings in the companies are provided on page 55.

## Employment policies

Group companies, together with the Group's share of joint ventures and associates, employed approximately 31,000 people worldwide.

Group companies recognise their obligations to comply with health and safety legislation and, through training and communication, encourage employee awareness of the need to create and secure a safe and healthy working environment. For further information about Brambles Group employees and health and safety initiatives please see the report on Corporate Social Responsibility on pages 34 to 36.

Retirement payments and benefits to dependents are provided by Brambles and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.

## Donations

Worldwide expenditure on community programmes amounted to £247,000 during the year.

Donations in the UK during the year amounted to £96,000 for charitable and other community purposes.

Total community spending in Australia amounted to £106,000. No donations were made during the year for political purposes, including any as defined in the UK Companies Act 1985.

## Policy regarding payment of trade creditors

It is the policy of both companies to abide by terms of payment agreed with suppliers. In many cases, the terms of payment are as stated in the suppliers' own literature. In other cases, the terms of payment are determined by specific written or oral agreement. Neither company follows any published code or standard on payment practice.

At 30 June 2002, there were 66 days' purchases outstanding in respect of Brambles Group costs, based on the total invoiced by suppliers during the year ending on that date.

## Auditors

Following the tender process described on page 42, PricewaterhouseCoopers were appointed as auditors of Brambles Industries Limited and Brambles Industries plc on 24 May 2002 to fill a casual vacancy which arose when Deloitte Touche Tohmatsu (for BIL) and Deloitte & Touche (for BIP) resigned. They have indicated their willingness to continue in office. Resolutions to reappoint them as auditors will be proposed at the Annual General Meetings.

## Annual General Meetings

The Brambles Industries Limited AGM will be held at 8.00 pm on 25 November 2002 at The Wesley Centre, 220 Pitt Street, Sydney. The AGM of Brambles Industries plc will be held at 9.00 am on 25 November 2002 at BAFTA, 195 Piccadilly, London, W1J 9LN. The meetings will take place simultaneously, with both venues linked by video conference.

By order of the Board

C K Chow
Chief Executive Officer

By order of the Board

D R Argus
Chairman

25 September 2002

# SHAREHOLDER INFORMATION

## Directors

D R Argus, AO (Non-executive Chairman)
M D I Burrows (Non-executive Joint Deputy Chairman)
Sir David Lees (Non-executive Joint Deputy Chairman)
Sir CK Chow (Chief Executive Officer)
R D Brown (Non-executive Director)
G J Kraehe (Non-executive Director)
F A McDonald (Non-executive Director)
R C Milne (Non-executive Director)
Sir John Parker (Non-executive Director)
D J Turner (Chief Financial Officer)

## Company secretaries

**Brambles Industries plc**
Lorraine Young, BSc (Hons) FCIS

**Brambles Industries Limited**
Craig van der Laan de Vries, BA LLB (Hons)

## Registered offices

**Brambles Industries plc**
Cassini House
57–59 St James's Street
London SW1A 1LD
United Kingdom

Company No. 4134697

Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001

**Brambles Industries Limited**
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

ACN 000 129 868

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

## Website

www.brambles.com

## Stock exchange listings

Brambles Industries plc's ordinary shares are traded on the London Stock Exchange.
Brambles Industries Limited's ordinary shares are quoted on the Australian Stock Exchange Limited.

## Share registrars

**Brambles Industries plc**
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom

Tel: 0870 600 3970 (UK only)
44 (0) 121 433 8000 (from outside the UK)
Fax: 0870 600 3980 (UK only)
44 (0) 1903 854 031 (from outside the UK)
Website: www.shareview.co.uk

**Brambles Industries Limited**
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1232
Australia

Tel: 61 (0) 2 8280 7143
Fax: 61 (0) 2 9261 8489
E-mail: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Online access to shareholding information is available to investors through the appropriate registrar website.

## Annual General Meeting

The Brambles 2002 Annual General Meeting will be held as a joint meeting by video link. Details are as follows:

| | London | Sydney |
|---|---|---|
| Time: | 9.00 am | 8.00 pm |
| Date: | Monday 25 November 2002 | Monday 25 November 2002 |
| Venue: | BAFTA, 195 Piccadilly<br>London W1J 9LN | The Wesley Centre<br>220 Pitt Street, Sydney |

A formal notice of meeting and proxy form are included with this document.

## Financial calendar

### BIP second interim dividend 2002 and BIL final dividend 2002

| | |
|---|---|
| Ex dividend date – BIL | Monday 16 September |
| Ex dividend date – BIP | Wednesday 18 September |
| Record date | Friday 20 September |
| Payment date | Thursday 10 October |

### 2003 (Provisional)

| | |
|---|---|
| Announcement of interim results | end February |
| Interim/First Interim dividends | mid April |
| Announcement of final results | early September |
| Final/Second Interim dividends | mid October |
| Annual General Meetings | November |

## Capital Gains Tax

### Brambles Industries plc

For capital gains tax purposes the split between Brambles and GKN shares at 7 August 2001 is as follows:

| | | | |
|---|---|---|---|
| Brambles | Ordinary shares | 360.375p | 56.056776% |
| GKN | Ordinary shares | 282.5p | 43.943224% |

## Analysis of securities holders as at 18 September 2002

### Substantial shareholders

The companies have been notified of the following substantial shareholdings as at 18 September 2002

| Company | No. of ordinary shares | % of issued ordinary share capital |
|---|---|---|
| **BIL** | | |
| No substantial shareholder advice received | | |
| **BIP** | | |
| The Capital Group Companies Inc | 81,227,309 | 11.22 |
| Deutsche Bank AG and its subsidiaries | 79,463,268 | 10.97 |
| Putnam Investment Management LLC and The Putnam Advisory Company LLC | 55,807,630 | 7.71 |
| T Rowe Price Associates, Inc and its affiliates | 24,033,587 | 3.32 |

## Distribution of holdings

| | Brambles Industries plc | | | | Brambles Industries Limited | | | |
|---|---|---|---|---|---|---|---|---|
| | Shareholders | | Shares | | Shareholders | | Shares | |
| Size of holding | Numbers | % | Numbers | % | Numbers | % | Numbers | % |
| 1 – 1,000* | 21,408 | 59.63 | 9,308,172 | 1.29 | 28,639 | 40.55 | 17,246,488 | 1.78 |
| 1,001 – 5,000 | 12,049 | 33.56 | 25,580,491 | 3.53 | 32,287 | 45.71 | 77,453,255 | 8.01 |
| 5,001 – 10,000 | 1,128 | 3.14 | 7,738,032 | 1.07 | 5,406 | 7.65 | 38,841,689 | 4.02 |
| 10,001 – 100,000 | 841 | 2.34 | 26,288,428 | 3.63 | 4,038 | 5.72 | 89,927,630 | 9.30 |
| 100,001 and over | 477 | 1.33 | 654,827,228 | 90.48 | 258 | 0.37 | 743,441,538 | 76.89 |
| Total | 35,903 | 100.00 | 723,742,351 | 100.00 | 70,628 | 100.00 | 966,910,600 | 100.00 |

* *In relation to Brambles Industries Limited, the number of shareholders holding less than a marketable parcel of 69 shares ($500) based on the closing price of $7.28 on 18 September 2002 was 540.*

## Twenty largest shareholders

| Brambles Industries plc | | |
|---|---|---|
| Name | No. of shares | % of share capital |
| 1 Chase Nominees Limited | 144,388,951 | 19.95 |
| 2 HSBC Global Custody Nominee (UK) Limited | 78,276,742 | 10.82 |
| 3 State Street Nominees Limited | 74,808,141 | 10.34 |
| 4 Mellon Nominees (UK) Limited | 40,761,660 | 5.63 |
| 5 Vidacos Nominees Limited | 36,937,879 | 5.10 |
| 6 The Bank of New York (Nominees) Limited | 33,468,277 | 4.62 |
| 7 Nortrust Nominees Limited | 32,672,462 | 4.51 |
| 8 Morgan Nominees Limited | 32,587,983 | 4.50 |
| 9 Channel Nominees Limited | 12,952,742 | 1.79 |
| 10 Stanlife Nominees Limited | 9,596,924 | 1.33 |
| 11 Hanover Nominees Limited | 8,001,000 | 1.11 |
| 12 BNY (OCS) Nominees Limited | 7,852,490 | 1.08 |
| 13 Apollo Nominees Limited | 6,489,290 | 0.90 |
| 14 Prudential Client HSBC GIS Nominee (UK) Limited | 6,232,787 | 0.86 |
| 15 Co-Operative Insurance Society Limited | 5,367,157 | 0.74 |
| 16 AMP Client HSBC Custody Nominee (UK) Limited | 3,806,908 | 0.53 |
| 17 Goldman Sachs Securities (Nominees) Limited | 3,778,936 | 0.52 |
| 18 Littledown Nominees Limited | 3,764,397 | 0.52 |
| 19 Britel Fund Nominees Limited | 3,594,894 | 0.50 |
| 20 J P Morgan Securities Limited | 3,586,161 | 0.50 |
| Percentage of total holdings of 20 largest holders | | 75.85 |

**Brambles Industries Limited**

| | Name | No. of shares | % of share capital |
|---|---|---|---|
| 1 | JP Morgan Nominees Australia Ltd | 165,062,994 | 17.07 |
| 2 | National Nominees Limited | 138,217,671 | 14.29 |
| 3 | Westpac Custodian Nominees Ltd | 126,796,326 | 13.11 |
| 4 | RBC Global Services Australia Nominees Pty Limited | 52,156,741 | 5.39 |
| 5 | Citicorp Nominees Pty Limited | 51,278,986 | 5.30 |
| 6 | Commonwealth Custodial Services Limited | 22,279,916 | 2.30 |
| 7 | MLC Limited | 17,110,575 | 1.77 |
| 8 | ANZ Nominees Limited | 15,505,359 | 1.60 |
| 9 | AMP Life Limited | 14,954,301 | 1.55 |
| 10 | Cogent Nominees Pty Limited | 12,148,901 | 1.26 |
| 11 | Queensland Investment Corporation | 9,075,487 | 0.94 |
| 12 | Westpac Financial Services Limited | 8,881,270 | 0.92 |
| 13 | HSBC Custody Nominees (Australia) Limited | 7,584,461 | 0.78 |
| 14 | Australian Foundation Investment Company Limited | 5,579,156 | 0.58 |
| 15 | Perpetual Trustee Company Limited | 4,650,005 | 0.48 |
| 16 | Bond Street Custodians Limited | 4,431,011 | 0.46 |
| 17 | Westpac Life Insurances Services Limited | 3,743,980 | 0.39 |
| 18 | Government Superannuation Office | 3,663,882 | 0.38 |
| 19 | BNP Paribas | 3,509,932 | 0.36 |
| 20 | Victorian Workcover Authority | 3,326,173 | 0.34 |
| Percentage of total holdings of 20 largest holders | | | 69.29 |

## Options over ordinary shares

### Number of options on issue and distribution of holdings

| | Brambles Industries plc | | Brambles Industries Limited | |
|---|---|---|---|---|
| | Holders | Options | Holders | Options |
| 1 – 1,000 | – | – | 707 | 635,292 |
| 1,001 – 5,000 | 2 | 7,471 | 5,231 | 14,255,018 |
| 5,001 – 10,000 | 4 | 34,770 | 1,212 | 8,196,131 |
| 10,001 – 100,000 | 121 | 4,576,323 | 325 | 9,809,375 |
| 100,001 and over | 24 | 3,721,885 | 70 | 19,493,214 |
| Total | 151 | 8,340,449 | 7,545 | 52,389,030 |

## Voting rights: ordinary shares

| Brambles Industries plc | Brambles Industries Limited |
|---|---|
| As a result of the DLC structure, a new voting regime has been created.<br><br>Brambles Industries plc's Articles of Association provides that every Member entitled to attend and vote may attend and vote in person or by proxy, or where the Member is a body corporate, by representative. On a show of hands, every Member present having the right to vote on a resolution has one vote. The holder of the Special Voting Share has no right to vote on a show of hands.<br><br>On a poll, every Member present having the right to vote on the resolution has one vote for each share held and, in the case of the holder of the Special Voting Share, the voting rights as described in Part 8, Section 1.2 (a) (v) of the Listing Particulars sent to shareholders in June 2001 in connection with the DLC structure.<br><br>Full details of the voting arrangements created by the implementation of the DLC structure are contained in Part 8, Section 1.2 of the Listing Particulars sent to shareholders in June 2001 in connection with the DLC structure. | As a result of the DLC structure, a new voting regime has been created.<br><br>Brambles Industries Limited's Constitution provides that each Member entitled to attend and vote may attend and vote in person or by proxy, by attorney or, where the Member is a body corporate, by representative. On a show of hands, every Member present having the right to vote on a resolution has one vote. The holder of the Special Voting Share has no right to vote on a show of hands.<br><br>On a poll, every Member present having the right to vote on the resolution has one vote for each share held and, in the case of the holder of the Special Voting Share, the voting rights as described in Section 6.6 of the Information Memorandum of Brambles Industries Limited dated 25 June 2001 and sent to shareholders in connection with the DLC structure.<br><br>Full details of the voting arrangements created by the implementation of the DLC structure are contained in Section 6.6 of the Information Memorandum of Brambles Industries Limited dated 25 June 2001 and sent to shareholders in connection with the DLC structure. |

## Voting rights: options

*Options over ordinary shares do not carry any voting rights.*

# BRAMBLES INDUSTRIES PLC
# COMBINED FINANCIAL STATEMENTS

# COMBINED PROFIT AND LOSS ACCOUNT

**For the year ended 30 June 2002**

| | Notes | Before goodwill & exceptional items 2002 £m | Goodwill & exceptional items 2002 £m | Total 2002 £m | Before goodwill & exceptional items 2001 £m | Goodwill & exceptional items 2001 £m | Total 2001 £m |
|---|---|---|---|---|---|---|---|
| **TURNOVER (including share of joint ventures and associates)** | | | | | | | |
| Continuing operations | | **2,923** | – | **2,923** | 2,689 | – | 2,689 |
| Discontinued operations | | **261** | – | **261** | 492 | – | 492 |
| | 3 | **3,184** | – | **3,184** | 3,181 | – | 3,181 |
| *Less:* Share of joint ventures | | **(20)** | – | **(20)** | (20) | – | (20) |
| Share of associates | | **(52)** | – | **(52)** | (50) | – | (50) |
| **GROUP TURNOVER** | | **3,112** | – | **3,112** | 3,111 | – | 3,111 |
| **OPERATING PROFIT** | | | | | | | |
| Continuing operations before goodwill amortisation and exceptional items | | **376** | – | **376** | 397 | – | 397 |
| Goodwill amortisation | 6 | – | **(32)** | **(32)** | – | (24) | (24) |
| Exceptional items | 5 | – | – | – | – | (91) | (91) |
| Continuing operations | | **376** | **(32)** | **344** | 397 | (115) | 282 |
| Discontinued operations | | **16** | – | **16** | 42 | – | 42 |
| **GROUP OPERATING PROFIT** | | **392** | **(32)** | **360** | 439 | (115) | 324 |
| Share of operating profit of joint ventures | | **3** | – | **3** | 4 | – | 4 |
| Share of operating profit of associates | | **7** | – | **7** | 1 | – | 1 |
| **TOTAL OPERATING PROFIT** | 3 | **402** | **(32)** | **370** | 444 | (115) | 329 |
| **EXCEPTIONAL ITEMS** | | | | | | | |
| Profit on sale of discontinued operations | 5 | – | **30** | **30** | – | 25 | 25 |
| Merger transaction costs – continuing operations | 5 | – | **(32)** | **(32)** | – | – | – |
| **PROFIT BEFORE INTEREST AND TAXATION** | 3 | **402** | **(34)** | **368** | 444 | (90) | 354 |
| Net interest payable and similar charges | | | | | | | |
| Group | | **(96)** | – | **(96)** | (105) | – | (105) |
| Share of joint ventures | | **(1)** | – | **(1)** | (1) | – | (1) |
| | 8 | **(97)** | – | **(97)** | (106) | – | (106) |
| **PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION** | | **305** | **(34)** | **271** | 338 | (90) | 248 |
| Tax on profit on ordinary activities | 9 | **(85)** | **(11)** | **(96)** | (112) | 5 | (107) |
| **PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION** | | **220** | **(45)** | **175** | 226 | (85) | 141 |
| Minority interests | | **(1)** | – | **(1)** | (1) | – | (1) |
| Profit attributable to parent companies' shareholders | | **219** | **(45)** | **174** | 225 | (85) | 140 |
| Ordinary dividends paid and proposed | 11 | **(120)** | – | **(120)** | (69) | – | (69) |
| **TRANSFER TO COMBINED RESERVES** | | **99** | **(45)** | **54** | 156 | (85) | 71 |
| **Basic earnings per share** | 10 | **13.0p** | | **10.3p** | 13.4p | | 8.3p |
| **Diluted earnings per share** | 10 | **13.0p** | | **10.3p** | 13.4p | | 8.3p |

| | 2002 | 2001 |
|---|---|---|
| **Results before goodwill amortisation, CHEP accounting harmonisation items *and exceptional items*** | | |
| Net impact of CHEP accounting items in 2002 is £9m (*after tax* £5m) – (Note 6) | | |
| Operating profit – £m | **411** | 444 |
| Profit before tax – £m | **314** | 338 |
| Earnings per share – p (Note 10) | **13.3p** | 13.4p |

# COMBINED BALANCE SHEET

**As at 30 June 2002**

| | Notes | 30 June 2002 £m | 30 June 2001 £m |
|---|---|---|---|
| **FIXED ASSETS** | | | |
| Intangible assets | 12 | **479** | 470 |
| Tangible assets | 13 | **2,289** | 2,451 |
| | | **2,768** | 2,921 |
| Investments | | | |
| Joint ventures | | | |
| Share of gross assets | | **59** | 47 |
| Share of gross liabilities | | **(42)** | (27) |
| | 14 | **17** | 20 |
| Associates | 14 | **47** | 38 |
| Other investments | 14 | **13** | 9 |
| Total investments | 14 | **77** | 67 |
| Total fixed assets | | **2,845** | 2,988 |
| **CURRENT ASSETS** | | | |
| Stocks | 15 | **34** | 48 |
| Debtors | 16 | **765** | 761 |
| Cash at bank and in hand | 17 | **53** | 69 |
| | | **852** | 878 |
| **CREDITORS:** amounts falling due within one year | | | |
| Borrowings | 18 | **(85)** | (716) |
| Creditors | 18 | **(594)** | (583) |
| Taxation and dividends payable | 18 | **(147)** | (118) |
| | | **(826)** | (1,417) |
| **NET CURRENT ASSETS/(LIABILITIES)** | | **26** | (539) |
| **Total assets less current liabilities** | | **2,871** | 2,449 |
| **Creditors: amounts falling due after more than one year** | 18 | **(1,549)** | (1,216) |
| **PROVISIONS FOR LIABILITIES AND CHARGES** | 20 | **(188)** | (231) |
| **NET ASSETS** | | **1,134** | 1,002 |
| **CAPITAL AND RESERVES** | | | |
| Share capital – Brambles Industries plc | 21 | **36** | 36 |
| Share capital – Brambles Industries Limited | 21 | **441** | 414 |
| Share premium account – Brambles Industries plc | 22 | **50** | 50 |
| Other reserves | 22 | **108** | 106 |
| Combined profit and loss account | 22 | **494** | 387 |
| Equity shareholders' funds | | **1,129** | 993 |
| Equity minority interests | | **5** | 9 |
| | | **1,134** | 1,002 |

# COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| Profit attributable to parent companies' shareholders | **174** | 140 |
| Exchange translation differences | **46** | (68) |
| ***Total recognised gains and losses for the period*** | **220** | 72 |
| Total recognised gains and losses related to the period as above | **220** | |
| Prior period adjustment (Note 20) | **(193)** | |
| Total recognised gains since last Annual Report | **27** | |

The historical cost is not materially different from the reported profit in either year.

# RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| **Combined shareholders' funds at the beginning of the period** | **993** | 1,130 |
| Prior year adjustment (Note 20) | **–** | (193) |
| Combined shareholders' funds at the beginning of the period – restated | **993** | 937 |
| Profit attributable to parent companies' shareholders | **174** | 140 |
| Ordinary dividends paid and proposed | **(120)** | (69) |
| Issue of ordinary shares, net of expenses | **20** | 53 |
| Reinstatement of goodwill due to sale of businesses | **14** | – |
| Shares to be issued | **2** | – |
| Exchange translation difference | **46** | (68) |
| **Net increase in combined shareholders' funds** | **136** | 56 |
| **Combined shareholders' funds at the end of the period** | **1,129** | 993 |

# COMBINED CASH FLOW STATEMENT

**For the year ended 30 June 2002**

| | | Year ended 30 June | |
|---|---|---|---|
| | | 2002 | 2001 |
| | Notes | £m | £m |
| **Net cash inflow from operating activities** | | **673** | 726 |
| **Dividends received from joint ventures and associates** | | **1** | 1 |
| Interest received | | **5** | 8 |
| Interest paid | | **(99)** | (121) |
| **Returns on investments and servicing of finance** | | **(94)** | (113) |
| UK corporation tax paid | | **(29)** | (24) |
| Overseas corporate tax paid | | **(68)** | (63) |
| ***Taxation*** | | **(97)** | (87) |
| Purchase of tangible fixed assets | | **(557)** | (721) |
| Proceeds from sale of tangible fixed assets | | **85** | 58 |
| Investment loans and other financial investments | | **(7)** | (12) |
| **Capital expenditure and financial investment** | | **(479)** | (675) |
| Purchase of subsidiary undertakings | 24 | **(34)** | (165) |
| Purchase of joint ventures | | **–** | (6) |
| Merger costs paid | | **(21)** | (8) |
| Sale of businesses | 25 | **397** | 82 |
| **Acquisitions and disposals** | | **342** | (97) |
| **Ordinary dividends paid to shareholders of the parent companies** | | **(98)** | (70) |
| **Net cash inflow/(outflow) before management of liquid resources and financing** | | **248** | (315) |
| ***Management of liquid resources*** | 23 | **(1)** | 5 |
| Net proceeds from share issues | | **20** | 31 |
| (Decrease)/increase in borrowings | 23 | **(278)** | 277 |
| Capital element of finance lease rentals | 23 | **(5)** | (3) |
| **Financing** | | **(263)** | 305 |
| **Decrease in cash** | | **(16)** | (5) |

# MOVEMENT IN COMBINED NET DEBT

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| Decrease in cash | **(16)** | (5) |
| Decrease/(increase) in borrowings | **278** | (277) |
| Capital element of finance lease rentals | **5** | 3 |
| Currency variations | **30** | (85) |
| Increase/(decrease) in liquid resources | **1** | (5) |
| Other non-cash charges | **(16)** | (16) |
| Subsidiaries acquired and sold | **–** | (12) |
| **Total movement** | **282** | (397) |
| Net borrowings at beginning of period | **(1,863)** | (1,466) |
| **Net borrowings at end of period** | **(1,581)** | (1,863) |

# RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| Group operating profit | **360** | 324 |
| Depreciation charge | **346** | 357 |
| Goodwill amortisation | **32** | 24 |
| Increase in debtors | **(62)** | (55) |
| Increase/(decrease) in creditors | **24** | (35) |
| (Increase)/decrease in stocks | **(2)** | 7 |
| Increase in prepayments | **(3)** | (18) |
| Increase in provisions | **9** | 36 |
| Other | **(31)** | 86 |
| **Net cash inflow from operating activities** | **673** | 726 |

# NOTES TO THE COMBINED FINANCIAL INFORMATION

**For the year ended 30 June 2002**

## 1 BASIS OF PREPARATION

The combined financial information forms part of the financial statements for Brambles Industries plc as outlined in this note.

The Brambles Industries combined financial information (the combined financial information) has been prepared to set out the combined results and financial position of the combined businesses of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL) and encompasses their respective subsidiaries, associates and joint ventures (the combined businesses).

The merger of the support service activities of GKN plc with BIL was completed on 7 August 2001. The merger involved GKN plc separating its support service activities from its engineering operations and placing them in a new company, BIP, which was listed on the London Stock Exchange. BIP and BIL were then combined under a dual listed companies (DLC) structure (Combined Brambles Group). This structure unites the economic interests of the two shareholder groups.

Consolidated financial information for BIP is presented on pages 98 to 99 within the Annual Review 2002. The combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of the Combined Brambles Group. It has been prepared under merger accounting principles, as set out in Financial Reporting Standard (FRS) 6: Acquisitions and mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the financial period. The accounting policies of BIP and BIL are the same under UK Generally Accepted Accounting Principles (GAAP). A reconciliation to Australian GAAP is included on pages 96 and 97.

In accordance with merger accounting principles, the comparatives for the year ended 30 June 2001 are presented as if the merger took place on the first day of that accounting period. The amounts are different to the pro forma comparatives presented at the half year following a management review of the opening balances on a merger accounting basis.

## 2 PRINCIPAL ACCOUNTING POLICIES

The combined financial information has been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets. The following accounting policies have been applied in preparing the financial information.

### SIGNIFICANT ACCOUNTING POLICIES

IMPLEMENTATION OF FRS 18 AND FRS 19

Brambles has adopted FRS 18: Accounting policies which did not require any changes to existing accounting policies. Brambles has also adopted FRS 19: Deferred tax, the financial impact of which is stated in Note 20.

**Turnover**

Amounts disclosed as revenue are net of agency collections, duties and taxes (VAT, GST and local equivalents) paid except for UK landfill tax.

Turnover is recognised on the following basis:

a) revenue from the rendering of services is generally recognised by invoicing the customer following the provision of the service and/or under the terms of agreed contracts.

b) where services are provided under long-term contracts the percentage of completion method is used to recognise applicable revenue. Where the outcome of a contract cannot be reliably estimated but the applicable costs are expected to be recovered, revenue is recognised only to the extent of costs incurred.

**Foreign currency translation**

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated into sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the exchange rate ruling at the balance sheet date unless covered by forward contracts where the contract rate would be used. Differences on revenue transactions are dealt with through the profit and loss account.

Differences arising on the retranslation of the Group's overseas investment in subsidiaries and related net foreign currency borrowings and from the retranslation of the results of those companies are taken to reserves and are reported in the statement of total recognised gains and losses.

## 2 PRINCIPAL ACCOUNTING POLICIES *continued*

**Foreign currency translation** *continued*

The average and period end exchange rates for the currencies most important to the Group's operations are:

| | | £:euro | £:US$ | £:A$ |
|---|---|---|---|---|
| Average | – 30 June 2002 | 1.61 | 1.45 | 2.77 |
| | – 30 June 2001 | 1.63 | 1.45 | 2.72 |
| Period end | – 30 June 2002 | 1.55 | 1.53 | 2.72 |
| | – 30 June 2001 | 1.67 | 1.42 | 2.77 |

**Assets**

DEBTORS

Debtors are shown at amounts receivable less provision for doubtful debts. Trade debtors are recognised when services are provided and settlement is expected within normal credit terms.

Known bad debts are written off. In addition, a provision for doubtful debts is made in respect of the closing balance of trade debtors based on an assessment of specific exposures combined with historical experience.

STOCKS

Stocks are valued at the lower of cost and net realisable value and where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at balance date, is recorded at the lower of cost and net realisable value.

Cost is determined on a first-in, first-out basis and where relevant, includes an appropriate portion of overhead expenditure.

INVESTMENTS

Investments in companies, where the Group both has a participating interest and exercises significant influence over the entity's financial and operating policies are included as associates under the equity method of accounting. Investments in companies where the Group holds a long-term interest that arises as a result of a contractual arrangement and is jointly controlled by the Group and other ventures are included as joint ventures under the gross equity method of accounting.

Other fixed asset investments, where Brambles does not exert significant influence, are shown at cost less provision for impairment. Dividends are brought to account when received.

TANGIBLE FIXED ASSETS AND DEPRECIATION

Tangible fixed assets are generally included at historical cost, net of depreciation and any provision for impairment. Cost includes directly attributable finance costs in relation to major projects. Prior to the adoption of FRS 15: Tangible fixed assets, certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations made.

The carrying values of tangible fixed assets are subject to review and any impairment charged to the profit and loss account.

Depreciation is charged in the financial statements so as to write off the cost less estimated residual value of all property, plant and equipment, including landfill sites but excluding other freehold land, during their expected useful lives. Predominantly, the straight-line method of calculation has been used except for landfills where the depreciation is based on capacity used of the total capacity available.

The expected useful lives of property, plant and equipment are generally:

| | |
|---|---|
| Buildings | 50 years |
| Leasehold improvements | 5–10 years |
| Plant and equipment (owned and leased) | 5–20 years |

Revisions to accounting estimates in respect of useful lives and residual values are outlined in Note 6.

GOODWILL

Goodwill arising on consolidation represents the excess of the fair value of the consideration for acquired businesses over the fair value of the separable net assets acquired. Goodwill arising on acquisitions completed prior to 1 July 1997 has been eliminated against reserves. Goodwill arising on acquisitions after that date has been capitalised and amortised on a straight-line basis over its estimated useful life up to a maximum of 20 years based on the nature, age and stability of the industry in which the business operates. Where an acquired business is sold and goodwill has been previously eliminated against reserves, the goodwill is taken into account in calculating the profit or loss on sale. The carrying values of goodwill are subject to review and any impairment charged to the profit and loss account.

## 2 PRINCIPAL ACCOUNTING POLICIES *continued*

**Liabilities**

CREDITORS

Trade, other creditors and accruals represent liabilities for goods and services provided to Brambles prior to the end of the financial year and which are unpaid. The amounts are unsecured and are paid within normal credit terms.

PROVISIONS

Provisions for liabilities are made on the basis that the business has a constructive or legal obligation to transfer economic benefit due to a past event that is of uncertain timing or amount.

Provision is made for the unavoidable future costs in relation to restoration and aftercare of landfill sites. The provisions are calculated based on the net present value of estimated future costs. The unwinding of the discount is reflected within the financial statements as a finance charge.

INTEREST BEARING LIABILITIES

Interest bearing liabilities are carried at principal amounts. Interest at prevailing market rates is charged as an expense on an accruals basis.

EMPLOYEE ENTITLEMENTS

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, long service leave and contract entitlements.

Liabilities for employee entitlements which are expected to be settled within one year are measured at their nominal amounts. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

PENSIONS

The expected costs of providing pensions, as calculated periodically by professionally qualified actuaries, is charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes operated within the Group in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

The Group has taken advantage of the transitional provisions within FRS 17: Retirement benefits and the required disclosures are set out in Note 28.

**Taxation**

Prior to the adoption of FRS 19, Brambles provided for deferred taxation under the liability method, only to the extent that it was probable that a liability or asset would crystallise in the foreseeable future. As a result of FRS 19, the new policy requires that full provision is made for deferred tax on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on an undiscounted basis.

Note 20 sets out the impact of FRS 19: Deferred taxation.

**Financial instruments**

When instruments are used for hedging purposes, the Group defers the instrument's impact on profit until it recognises the underlying hedged item in the profit and loss account. Interest differentials under interest rate swaps, caps and collars are recognised by adjustment of the underlying interest receivable or payable over the term of the agreement and as such are accrued to the profit and loss account on a time apportioned basis.

## 3 SEGMENTAL ANALYSIS

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| **TURNOVER BY ORIGIN** | | |
| **Business segment** | | |
| CHEP | **1,202** | 1,066 |
| Cleanaway | **984** | 853 |
| Recall | **229** | 190 |
| Industrial Services | **285** | 298 |
| Regional businesses | **223** | 282 |
| Discontinued | **261** | 492 |
| Total | **3,184** | 3,181 |
| **Geographical origin** | | |
| Europe | **1,638** | 1,559 |
| Americas | **952** | 1,002 |
| Australia/New Zealand | **544** | 575 |
| Rest of world | **50** | 45 |
| Total | **3,184** | 3,181 |

Turnover by destination is not materially different to turnover by origin.

| | | |
|---|---|---|
| **PROFIT** | | |
| **Business segment** | | |
| CHEP (before accounting harmonisation items) | **216** | 234 |
| Cleanaway | **98** | 91 |
| Recall | **40** | 31 |
| Industrial Services | **31** | 21 |
| Regional businesses | **24** | 34 |
| Discontinued | **16** | 42 |
| Unallocated | **(14)** | (9) |
| Total | **411** | 444 |
| CHEP accounting harmonisation items (refer to Note 6) | **(9)** | – |
| Goodwill amortisation | **(32)** | (24) |
| Exceptional items | **(2)** | (66) |
| Profit before interest and tax | **368** | 354 |
| **Geographical origin** *(1) (2)* | | |
| Europe | **225** | 243 |
| Americas | **99** | 135 |
| Australia/New Zealand | **63** | 52 |
| Rest of world | **15** | 14 |
| Total | **402** | 444 |
| Goodwill amortisation | **(32)** | (24) |
| Exceptional items | **(2)** | (66) |
| Profit before interest and tax | **368** | 354 |

*(1) Includes the CHEP accounting harmonisation items. Excluding these items, the geographical segments of 2002 are: Europe £228 million; Americas £97 million; Australia/New Zealand £71 million; Rest of world £15 million.*

*(2) Intercompany royalty income is deemed to be derived in the country of origin rather than the country of receipt.*

## 3 SEGMENTAL ANALYSIS *continued*

| | Year ended 30 June | |
|---|---|---|
| | 2002 £m | 2001 £m |
| **NET ASSETS** | | |
| **Business segment** | | |
| CHEP | **1,637** | 1,509 |
| Cleanaway | **672** | 619 |
| Recall | **276** | 241 |
| Industrial Services | **267** | 260 |
| Regional businesses | **136** | 143 |
| Discontinued | **5** | 394 |
| Unallocated | **(60)** | (41) |
| Total | **2,933** | 3,125 |
| **Geographical origin** | | |
| Europe | **1,569** | 1,532 |
| Americas | **1,064** | 1,216 |
| Australia/New Zealand | **294** | 357 |
| Rest of world | **66** | 61 |
| Unallocated | **(60)** | (41) |
| Total | **2,933** | 3,125 |
| Segmented net assets | **2,933** | 3,125 |
| Net debt | **(1,581)** | (1,863) |
| Net tax liabilities | **(218)** | (260) |
| Group net assets | **1,134** | 1,002 |

Following the formation of the dual listed companies (DLC) structure, the Brambles Group activities were restructured along global business lines. The material business segments are Pallet and Container Pooling (CHEP), Waste Management (Cleanaway), Information Management (Recall) and Industrial Services. The remaining ongoing business segment 'Regional businesses' covers Shipping, Meineke, Interlake, TCR and Eurotainer.

To enable meaningful comparison, the industry segmentation for 2002 has been prepared to reflect discontinued operations. The 'Discontinued' segment covers the businesses sold being Rail Division, Equipment Division, Specialised Transport, Jardine and North West Shipping and Gardner Perrott. Some elements of revenues and profit from ordinary activities arising from disposals are subject to finalisation of completion accounts. The comparatives for 2001 have been amended accordingly. The impact of redefining the business segments previously published for 2001 is as follows:
(i) Turnover – Industrial Services £(33) million; Regional businesses £(50) million; Discontinued £83 million; and
(ii) Operating profit – Regional businesses £(4) million; Discontinued £4 million.

Profit before interest and tax after charging goodwill amortisation and exceptional items is analysed by business as follows: CHEP £205 million (2001: £233 million); Cleanaway £84 million (2001: £81 million); Recall £29 million (2001: £24 million); Industrial Services £21 million (2001: £19 million); Regional businesses £20 million (2001: £33 million); Discontinued operations £55 million (2001: £(29) million); Unallocated £(46) million (2001: £(7) million); and by region of origin as follows: Europe £290 million (2001: £244 million); Americas £24 million (2001: £72 million); Australia/New Zealand £39 million (2001: £26 million); Rest of world £15 million (2001: £12 million).

Joint ventures are included within the segmental analysis of turnover, profit before interest and tax and net assets as follows: Cleanaway – £10 million, £1 million and £1 million respectively; Recall – £3 million, £2 million and £11 million respectively and Industrial Services – £7 million, £nil and £5 million respectively. Associates are included within the segmental analysis of turnover, profit before interest and tax and net assets as follows: Cleanaway – £52 million, £7 million and £16 million respectively.

## 4 OPERATING COSTS

| | Continuing operations £m | Discontinued operations £m | Total 2002 £m |
|---|---|---|---|
| Changes in stocks of finished goods and work in progress | **(1)** | – | **(1)** |
| Own work capitalised | **15** | – | **15** |
| Materials and consumables | **(181)** | **(10)** | **(191)** |
| Staff costs (including redundancy costs) | **(730)** | **(67)** | **(797)** |
| Depreciation, amortisation and other amounts written off fixed assets | **(336)** | **(42)** | **(378)** |
| Other external charges | **(1,235)** | **(165)** | **(1,400)** |
| | **(2,468)** | **(284)** | **(2,752)** |

| | Continuing operations £m | Discontinued operations £m | Total 2001 £m |
|---|---|---|---|
| Changes in stocks of finished goods and work in progress | 2 | – | 2 |
| Own work capitalised | 8 | – | 8 |
| Materials and consumables | (205) | (17) | (222) |
| Staff costs (including redundancy costs) | (610) | (106) | (716) |
| Depreciation, amortisation and other amounts written off fixed assets | (217) | (255) | (472) |
| Other external charges | (1,284) | (103) | (1,387) |
| | (2,306) | (481) | (2,787) |

## 5 EXCEPTIONAL ITEMS

| | Year ended 30 June | |
|---|---|---|
| | **2002 £m** | 2001 £m |
| Operating exceptional items – amounts written off fixed assets: | | |
| Writedown of Equipment Division | – | (91) |
| Non-operating exceptional items | | |
| Profit on sale of discontinued operations | **105** | 25 |
| Loss on sale of discontinued operations | **(75)** | – |
| Net profit on sale of discontinued operations | **30** | 25 |
| Merger costs | **(32)** | – |
| Total | **(2)** | (66) |
| Tax on exceptional items | **(11)** | 5 |
| Exceptional items after tax | **(13)** | (61) |

The amount of tax paid with respect to exceptional items is £2 million (2001: £5 million tax receipt).

## 6 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

| | 2002 £m | 2001 £m |
|---|---|---|
| Group profit on ordinary activities before taxation is stated after charging/(crediting) the following: | | |
| Depreciation | | |
| Owned assets | **343** | 354 |
| Leased assets | **3** | 3 |
| Amortisation of goodwill | **32** | 24 |
| Rentals under operating leases | | |
| Hire of plant and machinery | **19** | 19 |
| Other operating leases | **73** | 46 |
| Profit on disposal of fixed assets | **(9)** | (19) |
| Auditors' remuneration | | |
| Amounts received or due and receivable for audit services *(1)* | | |
| – PricewaterhouseCoopers | **2** | – |
| – Other | **1** | 2 |
| | **3** | 2 |
| Amounts received or due and receivable for non-audit services *(1&2)* | | |
| – PricewaterhouseCoopers | **1** | – |
| – Other | **2** | 3 |
| | **3** | 3 |
| Rents receivable | | |
| Operating leases | **3** | – |

*(1) PricewaterhouseCoopers (PwC) were appointed auditors of the Brambles Group during the year.*

*(2) Includes taxation and other advisory services. For 2001 this covered work on the DLC structure and is included within merger costs. The amounts paid to PwC were primarily prior to their appointment as auditors.*

**CHEP accounting harmonisation items**

During the first half of the year and following the merger of the ownership of CHEP, a comprehensive management review was undertaken of the control and accounting for pallets across the Group. This resulted in a number of new initiatives relating to the management of the pallet pool, notably in the rapidly expanding North American market. It has also provided an opportunity for the different accounting practices relating to pallet depreciation and pallet losses, which varied across national pools and between countries, to be harmonised. The net impact of these changes for the year ended 30 June 2002 reduced profit before tax by £9 million. The changes across the two areas are as follows:

- Depreciation of the pallet pool was standardised across CHEP's global businesses and the methodology revised to include an estimate of residual value. The impact of this change will reduce future depreciation charges over the remaining life of the pallet pool. The depreciation charge for the year ended 30 June 2002 is £17 million lower than would have been charged under the former basis.
- The accounting for pallet losses has been standardised and certain pallets which were proving slow to return and certain damaged pallets have been written down to nominal value. This has resulted in an additional non-recurring charge of £26 million in the year ended 30 June 2002.

## 7 STAFF COSTS AND DIRECTORS' REMUNERATION

| | 2002 | 2001 |
|---|---|---|
| **Average number of persons employed** | | |
| Operations | **30,338** | 30,789 |

| | 2002 £m | 2001 £m |
|---|---|---|
| **Staff costs and Directors' remuneration** | | |
| Wages and salaries | **709** | 638 |
| Social security costs | **59** | 50 |
| Pension costs | **19** | 15 |
| | **787** | 703 |

Details of the Directors' remuneration, pension entitlements and share options are contained in the Remuneration Report, on pages 44 to 50.

## 8 NET INTEREST PAYABLE AND SIMILAR CHARGES

| | 2002 | 2001 |
|---|---|---|
| Bank loans and overdrafts | **(63)** | (93) |
| Other loans | **(38)** | (22) |
| Finance leases and hire purchase contracts | **(1)** | – |
| | **(102)** | (115) |
| Interest capitalised | **3** | 1 |
| Unwinding of discounts in provisions | **(2)** | – |
| Income from short-term deposits and other investments | **5** | 9 |
| | **6** | 10 |
| Share of interest payable of joint ventures | **(1)** | (1) |
| | **(97)** | (106) |

## 9 TAX ON PROFIT ON ORDINARY ACTIVITIES

| | 2002 £m | 2001 £m |
|---|---|---|
| Current taxation | | |
| UK corporation tax charge for the year | **26** | 27 |
| Overseas taxation charge | | |
| Group | **58** | 69 |
| Joint ventures | **1** | – |
| Associates | **1** | 1 |
| Total current taxation | **86** | 97 |
| Deferred taxation | | |
| Origination and reversal of timing differences | **10** | 10 |
| Tax on profit on ordinary activities | **96** | 107 |

The standard rate of taxation for the year, based on the UK standard rate of corporation tax is 30%. The actual tax charge for the current and previous year differ from the standard rate for the reasons set out below:

| | 2002 £m | 2001 £m |
|---|---|---|
| Profit on ordinary activities before taxation | **271** | 248 |
| Tax on profit on ordinary activities at standard rate (2001: 30%) | **81** | 74 |
| Factors affecting charge: | | |
| Capital allowances in excess of depreciation | **(30)** | (34) |
| Change in provisions | **(1)** | 3 |
| Goodwill | **7** | 14 |
| Other net expenses not deductible for tax purposes | **10** | 11 |
| Foreign tax charged at different rates | **6** | 10 |
| Utilisation of tax losses brought forward | **(3)** | (2) |
| Unrelieved tax losses carried forward | **21** | 21 |
| Adjustments to tax charge in respect of prior periods | **(5)** | – |
| Total actual amount of current tax | **86** | 97 |

## 10 EARNINGS PER SHARE

Earnings per share for 2002 is based on the earnings for the year of £174 million (2001: £140 million) and calculated on the weighted average number of 1,687.0 million shares in issue and ranking for dividend (2001: 1,680.3 million shares). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 1,690.3 million (2001: 1,680.3 million) shares.

A reconciliation of the number of shares used in the basic and diluted measures is set out below:

| | 2002 number million | 2001 number million |
|---|---|---|
| Weighted average number of shares used in basic calculation | **1,687** | 1,680 |
| Share options | **3** | – |
| Weighted average number of shares used in diluted calculation | **1,690** | 1,680 |

## 10 EARNINGS PER SHARE *continued*

Earnings per share before goodwill amortisation, exceptional items and CHEP accounting harmonisation items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

| | Earnings | | Earnings per share | |
|---|---|---|---|---|
| | **Year ended 30 June 2002 £m** | Year ended 30 June 2001 £m | **Year ended 30 June 2002 p** | Year ended 30 June 2001 p |
| Profit for the period | **174** | 140 | 10.3 | 8.3 |
| Included in operating profit: | | | | |
| *Goodwill amortisation* | **32** | 24 | **1.9** | 1.5 |
| Exceptional items | **–** | 91 | – | 5.4 |
| Non-operating exceptional items | **2** | (25) | **0.1** | (1.5) |
| Taxation attributable to exceptional items | **11** | (5) | **0.7** | (0.3) |
| Profit after tax before goodwill amortisation and exceptional items | **219** | 225 | **13.0** | 13.4 |
| Net impact of CHEP accounting harmonisation items | **5** | – | **0.3** | – |
| Profit after tax before goodwill amortisation, exceptional items and CHEP accounting harmonisation items | **224** | 225 | **13.3** | 13.4 |

## 11 DIVIDENDS

| | **2002 £m** | 2001 £m |
|---|---|---|
| **Brambles Industries plc** | | |
| Dividends declared (a) | **26** | – |
| Dividends paid (b) | **26** | – |
| | **52** | – |
| **Brambles Industries Limited** | | |
| Dividends declared (c) | **35** | 34 |
| Dividends paid (d) | **33** | 35 |
| | **68** | 69 |
| | **120** | 69 |

*(a) Second interim dividend for 2002 provided for in 2002 of 3.577p.*

*(b) First interim dividend for 2002 of 3.59p.*

*(c) Final dividend for 2002 provided for in 2002 of 10c (2001: 41c(i)).*

*(d) Interim dividend for 2002 of 10c (2001: 41c(i)).*

*(i) Equivalent to 10c per share after the bonus issue to BIL shareholders on DLC formation.*

## 12 INTANGIBLE ASSETS

| | Goodwill £m |
|---|---|
| **Cost** | |
| At 1 July 2001 | 531 |
| Additions (refer Note 24) | 46 |
| Disposals | (9) |
| Currency variations | (4) |
| At 30 June 2002 | 564 |
| **Accumulated amortisation** | |
| At 1 July 2001 | (61) |
| *Charge for the year* | (32) |
| Disposals | 9 |
| Currency variations | (1) |
| At 30 June 2002 | (85) |
| Net book value at 30 June 2002 | 479 |
| Net book value at 30 June 2001 | 470 |

## 13 TANGIBLE ASSETS

| | Land and buildings £m | Plant and equipment leased £m | Other plant and machinery £m | Capital work in progress £m | Total £m |
|---|---|---|---|---|---|
| Cost or valuation | | | | | |
| At 1 July 2001 | 282 | 31 | 3,987 | 56 | 4,356 |
| Additions | 22 | – | 482 | 72 | 576 |
| Acquisition of subsidiary undertakings | 1 | – | – | – | 1 |
| Transfers | 4 | – | 31 | (35) | – |
| Disposals | (16) | – | (279) | – | (295) |
| Disposal of subsidiary undertakings | (16) | (2) | (763) | (1) | (782) |
| Currency variations | (9) | 1 | 17 | (12) | (3) |
| At 30 June 2002 | 268 | 30 | 3,475 | 80 | 3,853 |
| Accumulated depreciation | | | | | |
| At 1 July 2001 | (74) | (10) | (1,821) | – | (1,905) |
| *Charge for the year* | (2) | (3) | (341) | – | (346) |
| Disposals | 8 | – | 196 | – | 204 |
| Disposal of subsidiary undertakings | 2 | 2 | 494 | – | 498 |
| Currency variations | (3) | – | (12) | – | (15) |
| At 30 June 2002 | (69) | (11) | (1,484) | – | (1,564) |
| Net book value at 30 June 2002 | 199 | 19 | 1,991 | 80 | 2,289 |
| Net book value at 30 June 2001 | 208 | 21 | 2,166 | 56 | 2,451 |

Interest capitalised within fixed assets at 30 June 2002 is £4 million (2001: £1 million).

## 13 TANGIBLE ASSETS *continued*

| | 2002 £m | 2001 £m |
|---|---|---|
| The net book value of land and buildings comprises: | | |
| Freehold | **188** | 197 |
| Long leasehold | **9** | 9 |
| Short leasehold | **2** | 2 |
| | **199** | 208 |

Depreciation is not provided on the land element of freehold and long leasehold property which amounts to £61 million (2001: £63 million).

The net book value of land and buildings includes those properties that were revalued in 1995. The historical cost of land and buildings in aggregate is as follows:

| | 2002 £m | 2001 £m |
|---|---|---|
| Historical cost of revalued assets | **259** | 251 |
| Aggregate depreciation based on historical cost | **(68)** | (73) |
| | **191** | 178 |

In accordance with the transitional arrangements of FRS 15 which was adopted in the year ended 30 June 2000 these values have been frozen and effectively treated as the cost of the fixed assets and no further revaluation made.

## 14 INVESTMENTS

| | Joint ventures £ | Associates £ | Loans to associates £ | Other investments £ | Total £ |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 July 2001 | **20** | **28** | **10** | **9** | **67** |
| Additions | – | – | **5** | **7** | **12** |
| Share of results | **2** | **5** | – | – | **7** |
| Dividends | **(1)** | – | – | – | **(1)** |
| Repayments | – | – | **(2)** | – | **(2)** |
| Disposals | **(6)** | – | – | – | **(6)** |
| Currency variations | **2** | **1** | – | **(3)** | – |
| At 30 June 2002 | **17** | **34** | **13** | **13** | **77** |
| Net book value at 30 June 2002 | **17** | **34** | **13** | **13** | **77** |
| Net book value at 30 June 2001 | 20 | 28 | 10 | 9 | 67 |

## 14 INVESTMENTS *continued*

### SUBSIDIARY UNDERTAKINGS

The principal subsidiary undertakings of the Brambles combined businesses at the end of the year were:

| | Place of incorporation | Percentage interest held by Brambles % |
|---|---|---|
| **CHEP:** | | |
| CHEP USA Partnership | USA | **100** |
| CHEP Canada, Inc. | Canada | **100** |
| CHEP UK Limited | UK | **100** |
| CHEP France SA | France | **100** |
| CHEP Deutschland GmbH | Germany | **100** |
| CHEP Espana SA | Spain | **100** |
| **Cleanaway:** | | |
| Cleanaway Limited | UK | **100** |
| Serviceteam Limited | UK | **100** |
| Cleanaway Deutschland Holdings GmbH | Germany | **100** |
| **Recall:** | | |
| Recall Limited | UK | **100** |
| Eco-Arc SA | France | **100** |
| Recall Corporation | USA | **100** |
| Recall do Brazil Ltda (Jundai) | Brazil | **100** |
| **Industrial Services:** | | |
| Short Bros. (Plant) Limited | UK | **100** |
| **Regional businesses:** | | |
| Meineke Discount Muffler Shops, Inc. | USA | **100** |
| Interlake Material Handling, Inc. | USA | **100** |
| **Corporate:** | | |
| Brambles Holdings (UK) Limited | UK | **100** |
| Brambles UK Limited | UK | **100** |
| Brambles Holdings Europe BV | Netherlands | **100** |
| Brambles USA, Inc. | USA | **100** |
| Brambles North America, Inc. | USA | **100** |
| **Other material controlled entities:** | | |
| Brambles Australia Limited *(1)* | Australia | **100** |

*(1) Brambles Australia Limited contains the CHEP, Cleanaway, Recall and Industrial Services business activities in Australia.*

There are, in addition to those listed above, a number of subsidiary undertakings which are mostly intermediate holding companies or were dormant throughout the year.

## 14 INVESTMENTS *continued*

### JOINT VENTURES

The Brambles Group has investments in the following joint ventures:

| Name | Percentage held % | Nature of business | Country of incorporation |
|---|---|---|---|
| Enviroguard Pty Limited | 50 | Waste management | Australia |
| Hsiung Wei Company Limited | 50 | Waste management | Taiwan |
| Cisco-Recall Pte Limited | 49 | Information management | Singapore |
| Eurotainer SA | 50 | Tank container leasing | France |
| NV TCR BV | 50 | Airport handling equipment | Belgium |

### ASSOCIATES

Within the Brambles Group, Cleanaway Germany has investments in associated companies all operating in the waste management business in Germany none of which is individually material.

## 15 STOCKS

| | 2002 £m | 2001 £m |
|---|---|---|
| Raw materials and consumables | **3** | 3 |
| Work in progress | **11** | 14 |
| Finished goods and goods for resale | **20** | 31 |
| | **34** | 48 |

The replacement cost of stocks is not materially different from the historical cost value.

## 16 DEBTORS

| | 2002 £m | 2001 £m |
|---|---|---|
| **Amounts falling due within one year:** | | |
| Trade debtors | **549** | 538 |
| Amounts owed by joint ventures and associates | **10** | 11 |
| Other debtors due | **109** | 123 |
| Corporation tax receivable | **7** | – |
| Prepayments and accrued income | **83** | 76 |
| | **758** | 748 |
| **Amounts falling due after more than one year** | **7** | 13 |
| | **765** | 761 |

## 17 CASH AT BANK AND IN HAND

| | 2002 £m | 2001 £m |
|---|---|---|
| Bank balances and cash | **48** | 65 |
| Short-term deposits | **5** | 4 |
| | **53** | 69 |

## 18 CREDITORS

| | 2002<br>£m | 2001<br>£m |
|---|---|---|
| **Amounts falling due within one year** | | |
| Bank loans | **29** | 693 |
| Overdrafts | **15** | 16 |
| Other borrowings | **36** | 3 |
| Obligations under finance leases | **5** | 4 |
| **Borrowings** | **85** | 716 |
| Trade creditors | **203** | 203 |
| Other creditors | **273** | 284 |
| Pension funds' creditors | **–** | 1 |
| Accruals and deferred income | **67** | 55 |
| Other taxes and social security | **51** | 40 |
| **Creditors** | **594** | 583 |
| Current corporation tax | **86** | 84 |
| Proposed dividend | **61** | 34 |
| **Taxation and dividend payable** | **147** | 118 |
| | **826** | 1,417 |
| **Amounts falling due after one year** | | |
| Bank loans | **1,506** | 1,151 |
| Other borrowings | **28** | 50 |
| Obligations under finance leases | **15** | 15 |
| | **1,549** | 1,216 |

£18 million (2001: £34 million) of bank loans and other borrowings are secured.

The maturity profile of creditors falling due after one year is:

| | | |
|---|---|---|
| Facilities maturing: | | |
| Between one and two years | **50** | 448 |
| Between two and five years | **1,486** | 733 |
| After five years | **13** | 35 |
| | **1,549** | 1,216 |

The maturity profile of the undrawn committed borrowing facilities on which all conditions precedent have been met is as follows:

| | | |
|---|---|---|
| Facilities maturing: | | |
| Within one year | **8** | 37 |
| Between one and two years | **9** | 126 |
| After five years | **1,103** | 215 |
| | **1,120** | 378 |

## 19 FINANCIAL ASSETS AND LIABILITIES

The disclosures made in this note should be read in conjunction with the disclosures of the Group's objectives, policies and strategies with regard to financial instruments in the Financial Review on pages 30 to 33. Short-term debtors and creditors are non-interest bearing and have been omitted from all disclosures other than the currency profile.

**Currency/interest rate profile of financial assets and liabilities**

Details of the currency mix and interest rate profile of financial assets are as follows:

| | Total financial assets £m | Floating rate £m | Fixed rate £m |
|---|---|---|---|
| **At 30 June 2002** | | | |
| US dollars | **7** | **7** | – |
| Pounds sterling | – | – | – |
| Euro | **21** | **21** | – |
| Other | **25** | **20** | **5** |
| | **53** | **48** | **5** |
| **At 30 June 2001** | | | |
| US dollars | 9 | 9 | – |
| Pounds sterling | 1 | 1 | – |
| Euro | 32 | 32 | – |
| Other | 27 | 23 | 4 |
| | 69 | 65 | 4 |

Cash in bank accounts and deposits earn interest at market rates. Fixed rate deposits have maturities of less than 180 days.

Financial assets comprise bank balances of £48 million (2001: £65 million) and short-term deposits of £5 million (2001: £4 million).

Details of the currency mix and interest rate profile of financial liabilities are as follows:

| | | | | Fixed rate liabilities | |
|---|---|---|---|---|---|
| | Total financial liabilities £m | Floating rate £m | Fixed rate £m | Weighted average interest rate % | Weighted average period Years |
| **At 30 June 2002** | | | | | |
| US dollars | **673** | **221** | **452** | **5.7** | **1.6** |
| Pounds sterling | **536** | **273** | **263** | **7.0** | **2.4** |
| Euro | **388** | **143** | **245** | **4.9** | **1.7** |
| Other | **85** | **82** | **3** | **5.8** | **2.5** |
| | **1,682** | **719** | **963** | **5.8** | **1.8** |
| **At 30 June 2001** | | | | | |
| US dollars | 790 | 477 | 313 | 6.5 | 2.6 |
| Pounds sterling | 543 | 257 | 286 | 7.0 | 3.1 |
| Euro | 563 | 436 | 127 | 5.2 | 2.3 |
| Other | 91 | 79 | 12 | 6.3 | 2.4 |
| | 1,987 | 1,249 | 738 | 6.5 | 2.7 |

## 19 FINANCIAL ASSETS AND LIABILITIES *continued*

Floating rate bank loans bear interest at commercial margins above the relevant inter-bank rate. The weighted average interest rate on floating rate bank loans during the year was 4.1% (2001: 6%).

Bank debt hedged by way of interest rate caps is included in floating rate debt totalling £26 million (2001: £24 million). Included in the table above are certain interest rate swaps with cancellation rights available to swap counterparties. These rights allow the swap counterparties, at their election, to terminate prior to maturity swaps totalling £25 million (2001: £45 million) at a specified point in time or otherwise continue the contracts to maturity. For measurement of the weighted average periods the swaps are recorded according to their final expiry dates given the economics prevailing at balance date favour continuation of these contracts.

Financial liabilities comprise bank loans of £1,535 million (2001: £1,844 million), overdrafts of £15 million (2001: £16 million), other borrowings of £64 million (2001: £53 million), obligations under finance leases of £20 million (2001: £19 million) and provisions for employee entitlements, restoration and aftercare of £48 million (2001: £55 million).

### Fair values

Details of the book values and fair values of the financial assets and liabilities are as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| **Primary financial instruments held to finance the Group's operations** | **Book value £m** | **Fair value £m** | Book value £m | Fair value £m |
| Short-term deposits | **5** | **5** | 4 | 4 |
| Bank balances and cash | **48** | **48** | 65 | 65 |
| Bank loans and overdrafts | **(1,550)** | **(1,550)** | (1,860) | (1,860) |
| Obligations under hire purchase contracts and finance leases | **(20)** | **(20)** | (19) | (19) |
| Other debt | **(64)** | **(64)** | (53) | (53) |
| Provisions for employee entitlements, restoration and aftercare | **(48)** | **(48)** | (55) | (55) |
| **Derivative financial instruments used to manage the interest rate and currency profile** | | | | |
| Interest rate swaps and similar instruments | **–** | **(26)** | – | (15) |
| Forward foreign exchange contracts | **–** | **4** | – | – |

### Hedging

The Group enters into various interest rate risk management transactions for the purpose of managing net interest costs to achieve a more stable and predictable interest expense result. The instruments primarily used are interest rate swaps and caps.

The Group also enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase of equipment and services and intercompany cross-currency loans.

As a result of movements in interest rates relative to the fixed rate on hedge instruments and movements in foreign exchange rates relative to the fixed rate on forward foreign exchange contracts, differences arise between the book values and fair values of these instruments which are categorised as unrecognised gains and losses.

## 19 FINANCIAL ASSETS AND LIABILITIES *continued*

| | Gains £m | Losses £m | Net gain/(loss) £m |
|---|---|---|---|
| Unrecognised gains and losses on hedges at 30 June 2001 | 1 | (16) | (15) |
| Gains and losses from previous years recognised in 2002 | – | 1 | 1 |
| Gains and losses arising before 1 July 2001 that were not recognised in 2002 | 1 | (15) | (14) |
| Gains and losses arising in 2002 that were not recognised in that year | 4 | (12) | (8) |
| Unrecognised gains and losses on hedges at 30 June 2002 | 5 | (27) | (22) |
| Expected to be recognised in 2003 | 5 | (5) | – |
| Expected to be recognised after 2003 | – | (22) | (22) |

**Currency profile**

The main functional currencies of the Group are sterling, the US dollar, the Australian dollar and the euro. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts and other derivatives used to manage currency exposure. The amounts shown represent the transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

| Functional currency of Group operations | 2002 | | | | | 2001 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | A$ £m | US$ £m | £ £m | Euro £m | Total £m | A$ £m | US$ £m | £ £m | Euro £m | Total £m |
| A$ | – | 5 | 3 | 3 | 11 | – | 2 | 1 | – | 3 |
| US$ | – | – | 2 | – | 2 | 2 | – | – | 1 | 3 |
| £ | 1 | 2 | – | 1 | 4 | – | – | – | – | – |
| Euro | 1 | – | – | – | 1 | – | – | – | – | – |
| | 2 | 7 | 5 | 4 | 18 | 2 | 2 | 1 | 1 | 6 |

## 20 PROVISIONS FOR LIABILITIES AND CHARGES

| | Employee entitlements £m | Restoration and aftercare £m | Deferred taxation £m | Total £m |
|---|---|---|---|---|
| At 1 July 2001 | 15 | 40 | 176 | 231 |
| Subsidiary undertakings sold | (6) | – | (42) | (48) |
| Provided/(released) during year | 2 | (1) | 10 | 11 |
| Discount unwind | – | 2 | – | 2 |
| Utilised in the year | (4) | – | (3) | (7) |
| Currency variations | – | – | (1) | (1) |
| At 30 June 2002 | 7 | 41 | 140 | 188 |

**Employee entitlements**

The provision for employee entitlements includes applicable amounts for annual leave and long service leave and the associated on-costs. These provisions are discounted to present value.

## 20 PROVISIONS FOR LIABILITIES AND CHARGES *continued*

**Restoration and aftercare**

Provision is made for the expected restoration costs and site aftercare costs at landfill sites at the start of the project. This includes capping and covering of landfill sites, maintaining and monitoring gas control and leachate treatment equipment, general maintenance of the site and occasionally more significant engineering works. These provisions are discounted to present value. Restoration costs will be payable when individual sites are completed. The dates of payments of aftercare costs are uncertain but are anticipated to be over 30 years from closure of the relevant landfill site.

| | 2002 £m | 2001 £m |
|---|---|---|
| **Deferred taxation** | | |
| Provision for deferred taxation consists of the following amounts: | | |
| Capital allowances in excess of depreciation | **279** | 326 |
| Tax losses carried forward now utilised | **(140)** | (113) |
| Other timing differences | **1** | (37) |
| | **140** | 176 |

The total amount of deferred tax assets that are not recognised in the financial statements which are attributable to tax losses, amounts to £52 million (2001: £52 million).

The amount by which the provision for deferred tax has been reduced by deferred tax assets attributable to tax losses totals £140 million (2001: £113 million).

No deferred tax has been provided on the future remittance of overseas reserves as it is not expected that the reserves will be repatriated to the UK in the foreseeable future.

The adoption of FRS 19: Deferred taxation has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes in accounting policy the comparatives have been restated as follows:

| | Deferred taxation £m | Profit and loss account reserve £m | Shareholders' funds £m |
|---|---|---|---|
| 2001 as previously stated | (18) | 581 | 1,131 |
| Adoption of FRS 19 at 1 July 2000 | 193 | (193) | (193) |
| During the year ended 30 June 2001 | 1 | (1) | (1) |
| Adoption of FRS 19 at 30 June 2001 | 194 | (194) | (194) |
| 2001 restated | 176 | 387 | 937 |

The impact of the adoption of FRS 19 on the 2002 balances is immaterial. With respect to taxation on profit on ordinary activities, the comparative figure for 2001 has been restated from the previously reported amount of £106 million to £107 million.

## 21 CALLED UP SHARE CAPITAL AND CONTRIBUTED EQUITY

| | Brambles Industries plc | |
|---|---|---|
| | **2002 £m** | 2001 £m |
| **Authorised share capital** | | |
| 900,000,000 (2001: 900,000,000) shares of 5p each *(1)* | **45** | 45 |
| | **45** | 45 |
| **Allotted, called up and fully paid** | | |
| 723,742,352 (2001: 723,742,352) shares of 5p each *(1)* | **36** | 36 |
| | **36** | 36 |

| | Brambles Industries Limited | |
|---|---|---|
| | **2002 £m** | 2001 £m |
| **Paid up contributed equity** | | |
| 966,323,331 (2001: 959,188,983) ordinary shares fully paid up *(1)* | **441** | 414 |
| **Ordinary shares represented by** | | |
| Ordinary shares 30 June 2001 (959,188,983 shares) *(1)* | **414** | 361 |
| Shares issued (7,134,348 shares) | **27** | 53 |
| Ordinary shares 30 June 2002 (966,323,331 shares) *(1)* | **441** | 414 |

*(1) Comprises ordinary shares and one special voting share. The special voting share was issued to a special purpose company as part of the DLC transaction. It enables all the shareholders of BIP and BIL effectively to vote together as a joint electorate on certain matters.*

| | Number of shares | Option issue date | Issue price $ |
|---|---|---|---|
| **Share options** | | | |
| Particulars of ordinary shares issued by Brambles Industries Limited during 2002. | | | |
| Ordinary shares issued on exercise of options under the employee option plans from 1 July 2001 to 6 August 2001 (options are issued with an exercise price of the market price at the time of issue): | 14,872 | 08/11/1996 | 21.81 |
| | 22,060 | 28/11/1997 | 28.67 |
| | 129,384 | 29/06/1998 | 30.84 |
| | 3,740 | 31/03/1999 | 39.48 |
| | 27,484 | 21/06/1999 | 39.93 |
| | 10,537 | 07/06/1999 | 40.94 |
| | 4,500 | 05/12/2000 | 45.20 |
| | 212,577 | | |

### 21 CALLED UP SHARE CAPITAL AND CONTRIBUTED EQUITY *continued*

**Share options** *continued*

| | Number of shares | Option issue date | Issue price $ |
|---|---|---|---|
| Ordinary shares issued on exercise of options under the employee option plans from 7 August 2001 to 30 June 2002: | 3,259,572 | 08/11/1996 | 5.28 |
| | 2,119,000 | 28/11/1997 | 6.94 |
| | 1,118,811 | 29/06/1998 | 7.46 |
| | 66,783 | 31/03/1999 | 9.56 |
| | 223,914 | 21/06/1999 | 9.67 |
| | 126,378 | 07/06/1999 | 9.91 |
| | 223 | 26/08/1999 | 10.53 |
| | 6,194 | 05/12/2000 | 10.94 |
| | 896 | 15/06/2000 | 11.69 |
| | 6,921,771 | | |

| | Number of options | Expiry date | Earliest date of exercise | Exercise price $ *(2)* |
|---|---|---|---|---|
| Options over ordinary shares are in respect of the employee option plans and those on issue as at 30 June 2002 are: | | | | |
| *Brambles Industries Limited* | 3,566,170 | 28/11/2002 | 28/11/97 | 6.94 |
| | 2,809,942 | 29/06/2003 | 29/06/00 | 7.46 |
| | 22,708 | 27/08/2003 | 27/08/00 | 8.50 |
| | 4,173,568 | 15/12/2003 | 15/06/03 | 11.69 |
| | 878,205 | 30/09/2004 | 31/03/01 | 9.56 |
| | 309,655 | 06/11/2004 | 06/05/01 | 10.18 |
| | 4,306,410 | 07/12/2002 | 07/06/02 | 9.91 |
| | 2,948,325 | 21/12/2004 | 29/06/01 | 9.67 |
| | 1,550,798 | 26/02/2005 | 26/08/01 | 10.53 |
| | 560,896 | 05/05/2005 | 05/11/01 | 10.82 |
| | 686,408 | 02/06/2005 | 02/12/01 | 10.50 |
| | 549,121 | 21/06/2005 | 21/12/01 | 10.07 |
| | 223,987 | 04/11/2005 | 04/05/02 | 11.84 |
| | 1,590,602 | 15/12/2005 | 15/06/02 | 11.69 |
| | 1,783,968 | 05/06/2006 | 05/12/02 | 10.94 |
| | 55,698 | 22/06/2006 | 22/12/02 | 10.40 |
| | 311,724 | 24/10/2006 | 24/04/03 | 12.16 |
| | 123,862 | 19/09/2004 | 19/09/03 | 0.00 |
| | 3,767,515 | 22/12/2004 | 22/06/04 | 11.61 |
| | 3,705,618 | 26/12/2005 | 26/06/05 | 9.08 |
| | 668,853 | 07/08/2006 | 07/08/03 | 0.00 |
| | 2,848,865 | 18/07/2007 | 18/01/04 | 10.41 |
| | 884,000 | 07/08/2007 | 07/08/04 | 11.24 |
| | 362,600 | 07/08/2007 | 07/08/04 | 0.00 |
| | 3,935,437 | 19/12/2007 | 19/12/04 | 9.63 |
| | 1,189,196 | 19/12/2007 | 19/12/04 | 0.00 |
| | 151,733 | 02/04/2008 | 02/04/05 | 9.51 |
| | 45,877 | 02/04/2008 | 02/04/05 | 0.00 |
| | 44,011,741 | | | |

## 21 CALLED UP SHARE CAPITAL AND CONTRIBUTED EQUITY *continued*

**Share options** *continued*

| | Number of options | Expiry date | Earliest date of exercise | Exercise price £ *(2)* |
|---|---|---|---|---|
| Brambles Industries plc | 2,674,547 | 19/12/2007 | 19/12/04 | 3.21 |
| | 814,728 | 19/12/2007 | 19/12/04 | 0.00 |
| | 151,773 | 02/04/2008 | 02/04/05 | 3.38 |
| | 45,877 | 02/04/2008 | 02/04/05 | 0.00 |
| | 3,686,925 | | | |

| | Number of options | Expiry date | Earliest date of exercise | Exercise price $ *(2)* |
|---|---|---|---|---|
| Since 30 June 2002 and up to the date of the Directors' Report further issues of options over ordinary shares in respect of the employee option plans were as follows: | | | | |
| Brambles Industries Limited: | 7,400,793 | 05/09/2008 | 05/09/05 | 7.08 |
| | 2,129,377 | 05/09/2008 | 05/09/05 | 0.00 |
| | 9,530,170 | | | |

| | Number of options | Expiry date | Earliest date of exercise | Exercise price £ *(2)* |
|---|---|---|---|---|
| Brambles Industries plc: | 3,568,787 | 05/09/2008 | 05/09/05 | 2.33 |
| | 1,084,777 | 05/09/2008 | 05/09/05 | 0.00 |
| | 4,653,564 | | | |

Since 30 June 2002 and up to the date of the Directors' Report further issues of fully paid ordinary shares of Brambles Industries Limited on the exercise of options under the employee options plans were as follows:

| Number of shares | Option issue date | Exercise price $ |
|---|---|---|
| 261,422 | 28/11/1997 | 6.94 |
| 321,967 | 29/06/1998 | 7.46 |
| 3,881 | 21/06/1999 | 9.67 |
| 587,270 | | |

*(2) Under the incentive plans, certain executives were issued options with zero costs.*

*Details of options issued to Directors are shown in the Remuneration Report on pages 44 to 50.*

## 22 RESERVES

| | Share premium account £m | Merger reserve £m | Other £m | Profit and loss account £m |
|---|---|---|---|---|
| At 1 July 2001 | 50 | 83 | 23 | 387 |
| Retained profit for the year | – | – | – | 54 |
| Goodwill written back on disposal of business | – | – | – | 14 |
| Foreign exchange differences | – | – | 2 | 39 |
| At 30 June 2002 | 50 | 83 | 25 | 494 |

The cumulative amount as at the end of the year of positive and negative goodwill written-off directly against reserves arising from past acquisitions of subsidiaries was £156 million (2001: £168 million).

The net amount of foreign currency exchange borrowings less deposits designated as hedges of overseas net investments offset in reserves was a loss of £1 million (2001: £1 million).

## 23 ANALYSIS OF NET DEBT

| | At beginning of year £m | Cash flow £m | Other non-cash changes £m | Exchange movement £m | At end of year £m |
|---|---|---|---|---|---|
| Liquid resources | 4 | 1 | – | – | 5 |
| Cash at bank and in hand | 65 | (17) | – | – | 48 |
| Bank overdrafts | (16) | 1 | – | – | (15) |
| Cash | 53 | (15) | – | – | 38 |
| Bank loans due within one year | (693) | 665 | – | (1) | (29) |
| Bank loans due after one year | (1,151) | (393) | 6 | 32 | (1,506) |
| Obligations under hire purchase and finance leases | (19) | 5 | (5) | (1) | (20) |
| Other borrowings | (53) | 6 | (17) | – | (64) |
| Financing | (1,916) | 283 | (16) | 30 | (1,619) |
| Net debt | (1,863) | 268 | (16) | 30 | (1,581) |

The non-cash changes principally comprise an increase in the deferred consideration payable. Notwithstanding the formation of the DLC, there were no other financing or investing activities which had a material effect on the combined assets and liabilities that did not involve cash flows.

## 24 SUMMARY OF PURCHASE OF SUBSIDIARY UNDERTAKINGS AND BUSINESSES

During the year, the Group made a number of acquisitions which when taken individually are immaterial. The acquisitions have been accounted for using acquisition accounting.

Book value of entities acquired is not materially different to fair value.

| | Total 2002 £m |
|---|---|
| Book and fair value of net assets acquired: | |
| Tangible fixed assets | 1 |
| Other current assets | 2 |
| Cash at bank and in hand | – |
| Bank overdrafts | – |
| Other creditors | (2) |
| | 1 |
| Goodwill | 46 |
| | 47 |
| Satisfied by: | |
| Cash paid | 34 |
| Deferred consideration | 13 |
| | 47 |

## 25 SALE OF SUBSIDIARY UNDERTAKINGS AND BUSINESSES

| | Rail business disposals £m | Equipment business disposals £m | Other disposals £m | Total 2002 £m |
|---|---|---|---|---|
| Net assets sold: | | | | |
| Goodwill – previously written off to reserves | – | – | 14 | 14 |
| Tangible fixed assets | 143 | 111 | 30 | 284 |
| Other current assets | 53 | 28 | 34 | 115 |
| Cash at bank and in hand | – | – | 1 | 1 |
| Other creditors | (36) | (4) | (6) | (46) |
| Deferred taxation | (32) | (1) | – | (33) |
| | 128 | 134 | 73 | 335 |
| Profit on disposal | 105 | (50) | (25) | 30 |
| | 233 | 84 | 48 | 365 |
| Satisfied by: | | | | |
| Total cash received on sale of businesses | 233 | 84 | 80 | 397 |
| Deferred proceeds from sale of businesses – previous year | – | – | (32) | (32) |
| | 233 | 84 | 48 | 365 |

The subsidiary undertakings sold during the year contributed £55 million (2001: £97 million) to the Group's net operating cash flows, paid £6 million (2001: £16 million) in respect of net returns on investments and servicing of finance, paid £7 million (2001: £4 million) in respect of taxation, utilised £8 million (2001: £64 million) for net capital expenditure and repaid £34 million (2001: £13 million) of Group funding.

## 26 COMMITMENTS

| | 2002 £m | 2001 £m |
|---|---|---|
| Contracted capital expenditure | **40** | 111 |

The Brambles Industries Group has commitments under non-cancellable operating leases in the next year as follows:

| | Land and buildings 2002 £m | Other 2002 £m | Land and buildings 2001 £m | Other 2001 £m |
|---|---|---|---|---|
| **Operating leases which expire** | | | | |
| Within one year | **35** | **11** | 32 | 11 |
| From one year to five years | **7** | **1** | 5 | 1 |
| Over five years | **7** | **–** | 4 | – |
| | **49** | **12** | 41 | 12 |

## 27 CONTINGENT LIABILITIES

a) Under the DLC arrangements, a Deed of Guarantee has been entered into between Brambles Industries Limited and Brambles Industries plc which results in each company guaranteeing any debt owed to a creditor of the other company subject to demand first being made on the defaulting company (or another party, if the debt specifically requires prior recourse to that party first) and the debt not being specifically excluded from the DLC cross-guarantee.

b) (i) Brambles Industries Limited, together with Brambles Industries plc and certain other controlled entities of the Combined Group, are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain members of the Combined Group. Total facilities available amount to £2,586 million (2001: n.a.) of which £1,476 million (2001: n.a.) has been drawn.

(ii) Brambles Industries Limited together with Brambles Industries plc are parties to a parent guarantee under which each guarantor has jointly and severally guaranteed repayment of certain facilities and financial accommodation made available to certain members of the Combined Group. Total facilities available amount to £386 million (2001: n.a.) of which £258 million (2001: n.a.) has been drawn.

(iii) Brambles Industries Limited has provided guarantees on a several basis to support credit facilities entered into by members of the Combined Group. Total facilities available amount to £12 million (2001: £12 million) of which £10 million (2001: £11 million) has been drawn.

(iv) Brambles Industries plc has provided guarantees on a several basis in relation to a reduction in the share premium account of a controlled entity of the Combined Group in favour of certain creditors which amounts to £27 million (2001: n.a.).

c) Controlled entities of Brambles Industries Limited and Brambles Industries plc have contingent liabilities (unsecured) in respect of guarantees given relating to performance under contracts entered into totalling £164 million (2001: £78 million) of which £161 million (2001: £69 million) is also guaranteed by Brambles Industries Limited and Brambles Industries plc and is included in notes (b) (ii) and (b) (iii). Included within these amounts is a bank guarantee totalling £2 million relating to a divested entity for which Brambles has been counter-indemnified by the purchaser.

d) Controlled entities of Brambles Industries Limited and Brambles Industries plc have entered into arrangements with a number of financial institutions in the normal course of business whereby Brambles may be required to purchase various assets at future dates for pre-determined values totalling £9 million (2001: £8 million) of which £8 million (2001: n.a.) is also guaranteed by Brambles Industries Limited and Brambles Industries plc and is included in note (b) (ii) above. Included within these amounts are residual value guarantees totalling £8 million relating to a divested entity for which Brambles has been counter-indemnified by the purchaser. The exercise of these arrangements is expected to result in the creation of an asset of equal value.

## 27 CONTINGENT LIABILITIES *continued*

(e) Environmental contingent liabilities

Brambles' activities include the treatment and disposal of hazardous and non-hazardous waste through controlled entities and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing of materials which are capable of causing environmental impairment.

As a consequence of the nature of these activities, Brambles has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reasonably quantified.

However additional liabilities can be created by a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected by any such changes in legislation or regulation.

f) In the ordinary course of business, controlled entities become involved in litigation most of which falls within Brambles' insurance arrangements. Whilst the outcomes are uncertain, contingent liabilities exist. Provision has been made for known obligations which can be reasonably quantified.

## 28 PENSION SCHEMES

### SSAP 24 disclosures

DEFINED BENEFIT SCHEMES

The Group operates a number of defined benefit pension schemes throughout the world. The majority of the schemes are self-administered and the schemes' assets are held independently of the Group's finances.

Contributions are paid to all defined benefit schemes in accordance with rates recommended by the schemes' actuaries based on the most recent actuarial valuations available. The total charge to the profit and loss account in the year in respect of defined benefit schemes was £7 million (2001: £8 million).

A net creditor of £4 million (2001: £11 million) is included in the Group's combined balance sheet in respect of the sum of cumulative differences between contributions paid by the Group into the schemes and the charge to the profit and loss account, and the surpluses and deficits that have been recognised on acquisition.

The actuarial valuations for SSAP 24 purposes determined pension costs using the projected unit method for most schemes. The assumptions used varied by scheme.

The results of the most recent valuations of the significant funded schemes were:

| | **Europe** | **Australia** | **South Africa** | **USA** |
|---|---|---|---|---|
| **Date of last valuation or review** | April 2000 | July 1999 | April 2001 | March 2002 |
| Market value of investments (£m) | 116 | 1 | 9 | 9 |
| Method used | Projected unit | Projected unit | Projected unit | Projected unit |
| **Main assumptions** | | | | |
| Compensation | 4.4% | 4.0% | 6.5% | n/a |
| Inflation | 2.5% | n/a | 6.5% | 3.0% |
| Pension increase | 3.0% | n/a | 6.5% | 2.5% |
| Level of funding | 70.0% | 93.0% | 123.0% | 56.0% |

The deficiencies noted above will be rectified by an increase in the level of contributions made to the relevant pension schemes based on actuarial advice.

### 28 PENSION SCHEMES *(continued)*

DEFINED CONTRIBUTION SCHEMES

In addition, the Group operates a number of defined contribution schemes. The assets of these schemes are held in separately administered trusts or insurance policies. The cost of these in the year was £10 million (2001: £6 million).

**Transitional FRS 17 disclosures**

The additional disclosures required by FRS 17 during the transitional period for the defined benefit schemes are set out below. They are based on recent actuarial valuations by independent professionally qualified actuaries specially commissioned to take account of the requirements of FRS 17.

The main financial assumptions used in the FRS 17 valuations were as follows:

| | UK | Europe (excludes UK) | USA | Australia | South Africa |
|---|---|---|---|---|---|
| **Assumptions as at 30 June 2002** | | | | | |
| Rate of increase in salaries | 4.6% | Inflation + 2% up to age 60 | 3.2% | 4.0% | CPI + merit scale |
| Rate of increase in pensions | 2.9% | – | 2.6% | – | 6.5% |
| Discount rate | 5.9% | 6.0% | 6.2% | 6.5% | 10.9% |
| Retail price inflation | 2.7% | 2.0% | 2.9% | – | 6.5% |
| Return on equities | 7.7% | – | 8.2% | 7.5% | 13.0% |
| Return on bonds | 5.5% | – | 5.8% | 7.5% | 12.0% |
| Return on cash | 3.8% | – | 4.1% | 4.0% | 12.0% |
| **Assumptions as at 30 June 2001** | | | | | |
| Rate of increase in salaries | 4.6% | Inflation + 2% up to age 60 | 3.2% | 4.0% | CPI + merit scale |
| Rate of increase in pensions | 2.9% | – | 1.8% | – | 6.5% |
| Discount rate | 6.3% | 6.0% | 4.3% | 6.5% | 10.3% |
| Retail price inflation | 2.7% | 2.0% | 1.9% | – | 6.5% |
| Return on equities | 7.6% | – | 5.5% | 7.5% | 13.0% |
| Return on bonds | 5.7% | – | 3.9% | 7.5% | 11.0% |
| Return on cash | 4.4% | – | 3.5% | 4.0% | 11.0% |

If FRS 17 had been adopted in these financial statements, the amounts included within operating profit, other financial income and in the Statement of Total Recognised Gains and Losses for the year ended 30 June 2002 would have been as follows:

| | 2002 £m |
|---|---|
| **Amounts that will be included within operating profit on adoption of FRS 17** | |
| Current service cost | (8) |
| Past service costs | (1) |
| Total operating charge | (9) |
| **Amounts that will be included within other finance income on adoption of FRS 17** | |
| Expected return on pension scheme assets | 11 |
| Interest on pension scheme liabilities | (11) |
| Net return | – |

## 28 PENSION SCHEMES *continued*

**Transitional FRS 17 disclosures** *continued*

| | 2002 £m |
|---|---|
| **Analysis of amount that will be included within the Statement of Total Recognised Gains and Losses (STRGL) on adoption of FRS 17** | |
| Difference between actual and expected return on scheme assets | (25) |
| Experience gains arising on scheme liabilities | 3 |
| Effects of changes in assumptions underlying the present value of scheme liabilities | (18) |
| Total actuarial gains and losses recognised in the STRGL | (40) |

The value of the scheme's assets and the expected rates of return as at 30 June 2002 were:

| | Long-term rate of return expected at 30 June 2002 | Value at 30 June 2002 £m | Long-term rate of return expected at 30 June 2001 | Value at 30 June 2001 £m |
|---|---|---|---|---|
| Equities | 8.6% | 98 | 8.5% | 101 |
| Bonds | 6.5% | 27 | 6.6% | 25 |
| Cash | 6.1% | 2 | 7.2% | 2 |
| Insurance bonds | 4.8% | 1 | 4.8% | 1 |
| Other | 6.9% | 5 | 10.6% | 2 |
| Total market value of assets | | 133 | | 131 |
| Present value of scheme liabilities | | (189) | | (145) |
| Deficit in the scheme | | (56) | | (14) |
| Related deferred tax asset | | 15 | | 4 |
| Net pension liability | | (41) | | (10) |

In addition to the defined benefit schemes included in the above disclosure, the Group has a number of other arrangements in several countries that are either defined benefit/pension schemes or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial and they have not been subjected to an independent FRS 17 valuation. In the opinion of the Directors these arrangements are not material to the Group.

An analysis of the movement in the surplus/deficit is as follows:

| | 2002 £m |
|---|---|
| **Movement in deficit during the year** | |
| Deficit in scheme at 1 July 2001 | (14) |
| Movement in the year: | |
| Current service cost | (8) |
| Contributions | 7 |
| Past service cost | (1) |
| Other financial income | – |
| Actuarial gain | (40) |
| Deficit in scheme at 30 June 2002 | (56) |

## 28 PENSION SCHEMES *continued*

### Transitional FRS 17 disclosures *continued*

If FRS 17 had been adopted in these financial statements, the Group's net assets and profit and loss reserve at 30 June 2002 would have been as follows:

| | **2002 £m** | 2001 £m |
|---|---|---|
| Net assets excluding pension liability | **1,134** | 1,002 |
| Pension liability | **(41)** | (10) |
| | **1,093** | 992 |
| *Less:* SSAP 24 items included in net assets that will be reversed on implementation of FRS 17 | **4** | 11 |
| Net assets on FRS 17 basis | **1,097** | 1,003 |
| Profit and loss reserve excluding pension liability | **494** | 387 |
| Pension reserve | **(41)** | (10) |
| | **453** | 377 |
| *Less:* SSAP 24 items included in net assets that will be reversed on implementation of FRS 17 | **4** | 11 |
| Profit and loss reserve on FRS 17 basis | **457** | 388 |

| | **2002** |
|---|---|
| **History of experience gains and losses** | |
| Difference between the expected and actual return on scheme assets | |
| Amount (£m) | **(25)** |
| Percentage of scheme assets | **(19%)** |
| Experience gains and losses on scheme liabilities | |
| Amount (£m) | **3** |
| Percentage of the present value of scheme liabilities | **2%** |
| Total amount recognised in statement of total recognised gains and losses | |
| Amount (£m) | **(40)** |
| Percentage of the present value of scheme liabilities | **(30%)** |

## 29 RELATED PARTY INFORMATION

**Wholly owned group**

The wholly owned group comprises Brambles Industries Limited (BIL), Brambles Industries plc (BIP) and any entities in which they have 100% controlling interests between them.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Group companies. Funding of the other companies in the wholly owned group is by way of intercompany loans all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

The global financing credit facilities are supported by a deed of cross guarantee for which BIL and BIP charge the wholly owned group borrowers a commercially determined guarantee fee.

Dividends are declared within the wholly owned group only as required for funding or other commercial reasons.

The wholly owned group also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within the wholly owned group and any interest thereon are eliminated on consolidation.

**Joint venture and associated entities**

Share of joint ventures and associates' profit is disclosed in Note 14.

Amounts receivable from joint venture and associated entities disclosed in Note 16 are primarily current account amounts and no interest is generally charged on these amounts.

No interest is charged on loans to joint venture and associated entities which are of a long-term nature.

**Directors**

Details of the Directors of BIP and BIL who served during the year are included on pages 37 to 38.

Remuneration of Directors is set out in the Remuneration Report on pages 44 to 50.

BIL has a non-interest bearing advance outstanding as at 30 June 2002 of £3.777 million (2001: £3.424 million) to Brambles Custodians Pty Limited, the trustee under the Brambles employee loan scheme. The advance is administered by Brambles Custodians Pty Limited to enable employees to acquire shares in BIL pursuant to the terms and conditions of the employee loan scheme and approved by shareholders in general meeting on 18 November 1992. Employees who are also Directors of subsidiaries have outstanding advances under the loan scheme included in the above of £0.116 million as at 30 June 2002 (2001: £0.054 million).

Acquisitions and disposal of shares in subsidiaries by Directors during the financial year were undertaken only on behalf of Brambles and were covered by trust agreements.

Details of the issue and exercise of options over ordinary shares in BIL during the financial year to Directors of BIL and BIP are included on page 49.

Issue of options under the employee option plans over ordinary shares to Directors of subsidiaries during the financial year:

BIL: 5,266,231 (2001: 382,952)
BIP: 3,476,182 (2001: nil)

Exercise of options under the employee option plans over ordinary shares by Directors of subsidiaries during the financial year:

BIL: 911,747 (2001: 1,497,421)
BIP: nil

The aggregate number of ordinary shares held by Directors of subsidiaries, their families and related entities as at 30 June 2002:

BIL: 431,060 (2001: 289,531)
BIP: 49,289 (2001: nil)

All ordinary shares in subsidiaries held by Directors of subsidiaries overseas as at 30 June 2002 were held under trust agreements on behalf of Brambles.

The aggregate number of options over ordinary shares held by Directors of subsidiaries, their families and related entities as at 30 June 2002 in:

BIL: 11,979,608 (2001: 6,238,278)
BIP: 3,476,182 (2001: nil)

Dividends received in respect of shares held at the relevant times by Directors of BIL and BIP and Directors of subsidiaries totalled from:

BIL: £0.079 million (2001: £0.348 million)
BIP: £0.020 million (2001: nil)

R Helman and G Glover are partners in legal firms and are Non-executive Directors of subsidiaries. Amounts paid for services to the respective firms in 2002 were £0.379 million (2001: £0.698 million), £0.152 million (2001: £0.074 million).

E Hostetter is an Executive Director of a subsidiary. Two properties are leased from a related party of E Hostetter and the rental paid in 2002 was £0.124 million (2001: £0.122 million).

## 29 RELATED PARTY INFORMATION *continued*

NV Short has remained as an Executive Director of a subsidiary following its acquisition by Brambles in November 1999. The contract of sale includes certain earn-out provisions which provide for additional consideration if certain profit and other targets are met over a three year period following the acquisition.

The Directors of BIP and BIL have advised of their directorships in other companies and by virtue only of these directorships may have an interest in any contract which an entity within Brambles may enter into with these other companies.

Other transactions entered into during the year with Directors of BIP and BIL or its subsidiaries or with their families and related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans and contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

**Directors' indemnities**

Brambles Industries Limited has entered into deeds of indemnity with the Directors shown on pages 37 to 38 and the Company Secretary. Brambles Industries Limited indemnifies each Director to the extent permitted by the Corporations Act 2001 in Australia and the Companies Act 1985 in the UK. Brambles Industries Limited does not indemnify a Director, either directly or indirectly, against any of the following liabilities incurred as a Director of Brambles Industries Limited.

- A liability owed to Brambles Industries Limited or a related body corporate;
- A liability for a pecuniary penalty order or compensation order under the Corporations Act; or
- A liability that is owed to someone other than Brambles Industries Limited or a related body corporate and did not arise out of conduct in good faith.

Under its Articles of Association, Brambles Industries plc indemnifies every person who is or was a Director, alternate Director or Company Secretary of the company to the extent permitted by the Companies Act 1985 against all costs, charges, losses and liabilities incurred by them in the proper execution of their duties or proper exercise of their powers, authorities and directions.

Insurance policies are in place to cover Directors and executive officers, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

As part of the implementation of the DLC structure, Brambles Industries Limited provided an indemnity in favour of Don Argus AO, Mark Burrows, Allan McDonald, Ron Milne and Graham Kraehe (each an *Indemnified Director*). The indemnity provides that Brambles Industries Limited will indemnify each Indemnified Director in respect of any liability incurred as a result of him being named as a proposed Director of Brambles Industries plc in the Brambles Industries plc Listing Particulars, or in connection with any representation or warranty or any information provided by the Indemnified Director in relation to the then proposed admission of the Brambles Industries plc shares to the Official List of the UK Listing Authority. A detailed summary of the indemnity is set out in the Information Memorandum of Brambles Industries Limited dated 25 June 2001 as sent to shareholders in connection with the DLC structure.

## 30 SHARE OPTION SCHEMES

Details in respect of Brambles Group employee option plans are covered in the Remuneration Report.

The options are recognised in the financial statements of Brambles Industries Limited when exercised.

Further details as to options issued and exercised are disclosed in Note 21.

# SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK AND AUSTRALIAN GAAP (UNAUDITED)

| | UK GAAP in £m | UK GAAP in A$m | GAAP adjustments in A$m for the year ended 30 June 2002 | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Treatment of associates and joint ventures | Good-will | DLC costs | LTIP costs | Other | Total adjust-ments | AGAAP in A$m |
| **TURNOVER (including share of joint ventures and associates)** | 3,184 | 8,820 | – | – | – | – | – | – | 8,820 |
| **OPERATING PROFIT** | | | | | | | | | |
| Continuing operations before goodwill | 376 | 1,039 | – | – | – | 4 | (11) | (7) | 1,032 |
| Goodwill | (32) | (87) | – | (22) | – | – | 11 | (11) | (98) |
| Continuing operations | 344 | 952 | – | (22) | – | 4 | – | (18) | 934 |
| Discontinued | 16 | 44 | – | – | – | – | – | – | 44 |
| **GROUP OPERATING PROFIT** | 360 | 996 | – | (22) | – | 4 | – | (18) | 978 |
| Share of operating profit of joint ventures | 3 | 8 | (8) | – | – | – | – | (8) | – |
| Share of operating profit of associates | 7 | 19 | (1) | – | – | – | – | (1) | 18 |
| **TOTAL OPERATING PROFIT** | 370 | 1,023 | (9) | (22) | – | 4 | – | (27) | 996 |
| **EXCEPTIONAL ITEMS** | | | | | | | | | |
| Profit on sale of discontinued operations | 30 | 71 | – | 23 | – | – | – | 23 | 94 |
| Merger transaction costs | (32) | (91) | – | – | 85 | – | – | 85 | (6) |
| **PROFIT BEFORE INTEREST AND TAXATION** | 368 | 1,003 | (9) | 1 | 85 | 4 | – | 81 | 1,084 |
| Net interest payable | (97) | (270) | 4 | – | – | – | 5 | 9 | (261) |
| **PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION** | 271 | 733 | (5) | 1 | 85 | 4 | 5 | 90 | 823 |
| Tax on profit on ordinary activities | (96) | (263) | 5 | – | – | – | (18) | (13) | (276) |
| **PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION** | 175 | 470 | – | 1 | 85 | 4 | (13) | 77 | 547 |
| Minority interests | (1) | (2) | – | – | – | – | – | – | (2) |
| **PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS** | 174 | 468 | – | 1 | 85 | 4 | (13) | 77 | 545 |

The average exchange rates used are as set out in Note 2.

# SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK AND AUSTRALIAN GAAP (UNAUDITED)

| | UK GAAP in £m | UK GAAP in A$m | GAAP adjustments in A$m for the year ended 30 June 2001: Treatment of associates and joint ventures | Goodwill | DLC costs | Other | Total adjustments | AGAAP in A$m |
|---|---|---|---|---|---|---|---|---|
| **TURNOVER (including share of joint ventures and associates)** | 3,181 | 8,646 | | – | – | – | – | 8,646 |
| **OPERATING PROFIT** | | | | | | | | |
| Continuing operations before goodwill and exceptional items | 397 | 1,084 | – | – | – | (6) | (6) | 1,078 |
| Goodwill | (24) | (64) | – | (33) | – | 1 | (32) | (96) |
| Exceptional items | (91) | (246) | – | 53 | – | (2) | 51 | (195) |
| Continuing operations | 282 | 774 | | 20 | | (7) | 13 | 787 |
| Discontinued | 42 | 112 | – | – | – | – | – | 112 |
| **GROUP OPERATING PROFIT** | 324 | 886 | – | 20 | – | (7) | 13 | 899 |
| Share of operating profit of joint ventures | 4 | 7 | (7) | – | – | – | (7) | – |
| Share of operating profit of associates | 1 | 3 | 4 | – | – | – | 4 | 7 |
| **TOTAL OPERATING PROFIT** | 329 | 896 | (3) | 20 | – | (7) | 10 | 906 |
| **EXCEPTIONAL ITEMS** | | | | | | | | |
| Profit on sale of discontinued operations | 25 | 67 | – | 10 | – | – | 10 | 77 |
| Merger transaction costs | – | – | – | – | (83) | – | (83) | (83) |
| **PROFIT BEFORE INTEREST AND TAXATION** | 354 | 963 | (3) | 30 | (83) | (7) | (63) | 900 |
| Net interest payable | (106) | (288) | 1 | – | – | 2 | 3 | (285) |
| **PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION** | 248 | 675 | (2) | 30 | (83) | (5) | (60) | 615 |
| Tax on profit on ordinary activities | (107) | (290) | 2 | – | – | 20 | 22 | (268) |
| **PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION** | 141 | 385 | – | 30 | (83) | 15 | (38) | 347 |
| Minority interests | (1) | (2) | – | – | – | – | – | (2) |
| **PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS** | 140 | 383 | – | 30 | (83) | 15 | (38) | 345 |

The average exchange rates used are as set out in Note 2.

# SUMMARY FINANCIAL STATEMENT

The Summary Financial Statement of Brambles Industries plc comprises the information on pages 98 and 99 together with the full Directors' Report on pages 51 to 53 and the list of Directors on pages 37 and 38.

## SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

**For the year ended 30 June 2002**

| | 2002 £m | 2001 £m |
|---|---|---|
| **Turnover (including share of associates) – continuing operations** | **2,081** | 1,866 |
| Less: Share of associates | **(45)** | (46) |
| **Group turnover** | **2,036** | 1,820 |
| **Operating profit – continuing operations** | | |
| Before goodwill amortisation and exceptional items | **245** | 290 |
| Goodwill amortisation | **(15)** | (11) |
| **Group operating profit** | **230** | 279 |
| Share of associates – continuing operations | **4** | 5 |
| **Total operating profit** | **234** | 284 |
| DLC merger costs – continuing operations | **(15)** | – |
| **Profit on ordinary activities before interest and tax** | **219** | 284 |
| Net interest payable and similar charges | **(67)** | (72) |
| **Profit on ordinary activities before taxation** | **152** | 212 |
| Tax on profit on ordinary activities | **(52)** | (74) |
| **Profit on ordinary activities after taxation** | **100** | 138 |
| Minority interest | **(46)** | (65) |
| **Profit attributable to shareholders** | **54** | 73 |
| Ordinary dividends paid and proposed | **(52)** | (23) |
| **Retained profit taken to reserves** | **2** | 50 |
| **Basic earnings per share** | **7.5p** | 10.1p |
| **Diluted earnings per share** | **7.5p** | 10.1p |
| **Total Directors' remuneration** | **2.6m** | – |

# SUMMARY FINANCIAL STATEMENT

## SUMMARY CONSOLIDATED BALANCE SHEET

As at 30 June 2002

| | Consolidated | |
|---|---|---|
| | 2002 £m | 2001 £m |
| Intangible assets | **242** | 246 |
| Tangible fixed assets and investments | **1,833** | 1,684 |
| ***Fixed assets*** | **2,075** | 1,930 |
| Stocks | **19** | 18 |
| Debtors – amounts falling due within one year | **503** | 438 |
| Cash at bank and in hand | **20** | 38 |
| **Current assets** | **542** | 494 |
| **Creditors: amounts falling due within one year** | **(1,585)** | (1,464) |
| **Net current (liabilities)/assets** | **(1,043)** | (970) |
| **Total assets less current liabilities** | **1,032** | 960 |
| **Creditors: amounts falling due after more than one year** | **(201)** | (185) |
| **Provisions for liabilities and charges** | **(144)** | (133) |
| **Net assets** | **687** | 642 |
| Share capital | **36** | 36 |
| Share premium account | **50** | 50 |
| Other reserves | **81** | 82 |
| Profit and loss account | **212** | 206 |
| **Equity shareholders' funds** | **379** | 374 |
| **Equity minority interests** | **308** | 268 |
| | **687** | 642 |

The auditors' report on the full financial statements for the year ended 30 June 2002 was unqualified and did not include *a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and* returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

The summary financial statement was approved by the Board of Directors on 25 September 2002 and signed on its behalf by:

Director
C K Chow

Director
D R Argus

# INDEPENDENT AUDITORS' STATEMENT

## To the members of Brambles Industries plc

We have examined the summary financial statement which comprises the full directors' report, the summary consolidated profit and loss account and the summary consolidated balance sheet of Brambles Industries plc.

**Respective responsibilities of Directors and auditors**

The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the annual financial statements and directors' report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

**Basis of opinion**

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

**Report on the financial statements**

Our report on the full financial statements for the year ended 30 June 2002 was unqualified and did not include a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

**Opinion**

In our opinion the summary financial statement is consistent with the annual financial statements and the Directors' Report of Brambles Industries plc for the year ended 30 June 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London

25 September 2002

# PRO FORMA COMBINED THREE YEAR FINANCIAL RECORD

| | 2002<br>£m | 2001<br>£m | 2000<br>£m |
|---|---|---|---|
| **COMBINED PROFIT AND LOSS ACCOUNTS** | | | |
| **Turnover** | | | |
| Group | **3,112** | 3,111 | 2,753 |
| Share of joint ventures and associates | **72** | 70 | 54 |
| | **3,184** | 3,181 | 2,807 |
| **Operating profit before depreciation, goodwill amortisation and exceptional items** | **748** | 801 | 773 |
| Depreciation | **(346)** | (357) | (321) |
| Net interest payable | **(97)** | (106) | (73) |
| **Profit before tax, goodwill amortisation and significant items** | **305** | 338 | 379 |
| Goodwill amortisation | **(32)** | (24) | (17) |
| Significant items | **(2)** | (66) | 7 |
| **Profit on ordinary activities before taxation** | **271** | 248 | 369 |
| Taxation | **(96)** | (107) | (107) |
| Minority interests | **(1)** | (1) | (1) |
| **Earnings of the year** | **174** | 140 | 261 |
| **Earnings per share** | **10.3p** | 8.3p | 15.6p |
| **Earnings per share before goodwill amortisation and significant items** | **13.0p** | 13.4p | 16.2p |

# GLOSSARY

| | |
|---|---|
| AGAAP | Generally accepted accounting principles in Australia |
| ASX | Australian Stock Exchange Limited |
| BIL | Brambles Industries Limited |
| BIP | Brambles Industries plc |
| Black Scholes | A common method of valuing options |
| Brambles Group | BIL and BIP and all of their subsidiary undertakings |
| BVA | Brambles Value Added – the value generated by a business over and above the cost of the capital it uses to generate that value. |
| C.A.R.E. | Consistency, Accuracy, Reliability and Efficiency |
| Combined Code | A set of corporate governance principles and a detailed code of best practice. |
| Corporate Audit | Internal Audit |
| DLC | Dual Listed Companies structure – a contractual arrangement between two companies under which they operate as if they were a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. |
| DMS | Document Management Services |
| DPS | Data Protection Services |
| EPS | Earnings Per Share |
| Fortune 200 | Top 200 companies as ranked by *Fortune* magazine |
| IBC | Intermediate Bulk Container |
| IDS | Integrated Document Solutions |
| LSE | London Stock Exchange plc |
| LTIP | Long-Term Incentive Plan |
| MRF | Material Recycling Facility |
| NPD | Non-participating distributor |
| OHS | Occupational Health and Safety |
| PCI | Pulverised Coal Injection |
| PD | Participating distributor |
| PET | Polyethylene Terephthalate |
| RPC | Reusable Plastic Container |
| SAP | Systeme, Andwendungen, Produkte in der Datenverarbeitung or Systems, Applications, Products in Data Processing is a recognised leader in providing e-business solutions for a variety of industries and the world's third-largest independent software supplier. |
| SDS | Secure Destruction Services |
| Technical Waste | Liquid or hazardous solid waste |
| Tech Waste Business | Provides cost effective solutions to producers of liquid or technical/hazardous solid wastes. These solutions can range from Total Waste Management, advice and recycling to waste collection and disposal. |
| TSR | Total Shareholder Return |
| TFR | Total Fixed Remuneration |
| Vesting (of share plan awards) | When rights under share plan awards may first be exercised |
| UK GAAP | Generally accepted accounting principles in the UK |

# DIRECTORY

## Brambles Industries Limited

Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299
E-mail: info@brambles.com
Investor website: www.brambles.com

## Brambles Industries plc

Cassini House
57–59 St James's Street
London SW1A 1LD
United Kingdom
Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001

## Global Headquarters – Brambles Business Units

**CHEP International Inc**
450 South Orange Avenue
Suite 410
Orlando FL 32801
USA
Tel: 1 407 563 2000
Fax: 1 407 563 2001

**Cleanaway Holdings Ltd**
Level 5
Bellerive House
3 Muirfield Crescent
London E14 9SZ
United Kingdom
Tel: 44 (0) 20 7512 4300
Fax: 44 (0) 20 7512 4323

**Recall Corporation**
555 North Point Center East
Suite 150
Alpharetta GA 30022
USA
Tel: 1 770 681 2000
Fax: 1 770 681 2015

**Brambles Industrial Services**
4th Floor
Avenue Hermann-Debroux 44/46
B-1160 Brussels
Belgium
Tel: 32 2 663 7500
Fax: 32 2 663 7550

*This page has been left blank intentionally.*


recall
recall




FILE NO. 82-5205

02 NOV 13 AM 9:13

Brambles™

BRAMBLES INDUSTRIES PLC
FINANCIAL INFORMATION 2002

# BRAMBLES INDUSTRIES PLC

**Company No. 4134697**

The Brambles Industries plc financial information together with the accompanying Annual Review constitutes the full Annual Report and Accounts of the BIP Group.

Index

# DIRECTORS' RESPONSIBILITIES

## STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

## For the year ended 30 June 2002

| | Notes | Year ended 30 June 2002 £m | 2001 £m |
|---|---|---|---|
| **Turnover (including share of associates) – continuing operations** | 4 | **2,081** | 1,866 |
| Less: share of associates | 4 | **(45)** | (46) |
| Group turnover | | **2,036** | 1,820 |
| **Operating profit – continuing operations** | | | |
| Before goodwill amortisation and exceptional items | | **245** | 290 |
| Goodwill amortisation | | **(15)** | (11) |
| Group operating profit | | **230** | 279 |
| Share of associates – continuing operations | | **4** | 5 |
| **Total operating profit** | | **234** | 284 |
| DLC merger costs – continuing operations | 6 | **(15)** | – |
| **Profit on ordinary activities before interest and tax** | | **219** | 284 |
| Net interest payable and similar charges | 9 | **(67)** | (72) |
| **Profit on ordinary activities before taxation** | | **152** | 212 |
| Tax on profit on ordinary activities | 10 | **(52)** | (74) |
| **Profit on ordinary activities after taxation** | | **100** | 138 |
| Minority interest | | **(46)** | (65) |
| **Profit attributable to shareholders** | | **54** | 73 |
| Ordinary dividends paid and proposed | 12 | **(52)** | (23) |
| **Retained profit taken to reserves** | | **2** | 50 |
| **Basic earnings per share** | 11 | **7.5p** | 10.1p |
| **Diluted earnings per share** | 11 | **7.5p** | 10.1p |

# BALANCE SHEETS

**As at 30 June 2002**

| | | Consolidated 30 June | | Company 30 June | |
|---|---|---|---|---|---|
| | Notes | **2002 £m** | 2001 £m | **2002 £m** | 2001 £m |
| Intangible assets | 13 | **242** | 246 | **–** | – |
| Tangible fixed assets | 14 | **1,798** | 1,657 | **–** | – |
| Investments | 15 | **35** | 27 | **36** | – |
| **FIXED ASSETS** | | **2,075** | 1,930 | **36** | – |
| Stocks | 17 | **19** | 18 | **–** | – |
| Debtors | 18 | **503** | 438 | **99** | – |
| Cash at bank and in hand | 19 | **20** | 38 | **1** | – |
| ***Current assets*** | | **542** | 494 | **100** | – |
| **Creditors: amounts falling due within one year** | 20 | **(1,585)** | (1,464) | **(29)** | – |
| **NET CURRENT (LIABILITIES)/ASSETS** | | **(1,043)** | (970) | **71** | – |
| **Total assets less current liabilities** | | **1,032** | 960 | **107** | – |
| **Creditors: amounts falling due after more than one year** | 20 | **(201)** | (185) | **–** | – |
| **Provisions for liabilities and charges** | 22 | **(144)** | (133) | **–** | – |
| **NET ASSETS** | | **687** | 642 | **107** | – |
| Share capital | 23 | **36** | 36 | **36** | – |
| Share premium account | 24 | **50** | 50 | **50** | – |
| Other reserves | 24 | **81** | 82 | **–** | – |
| Profit and loss account | 24 | **212** | 206 | **21** | – |
| **Equity shareholders' funds** | | **379** | 374 | **107** | – |
| **Equity minority interests** | 25 | **308** | 268 | **–** | – |
| | | **687** | 642 | **107** | – |

The financial statements were approved by the Board of Directors on 25 September 2002 and signed on its behalf by:

Director
C K Chow

Director
D R Argus

# RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| **Consolidated shareholders' funds at the beginning of the period** | **374** | 412 |
| Prior year adjustment | **–** | (85) |
| Consolidated shareholders' funds at the beginning of the period – restated | **374** | 327 |
| Profit attributable to shareholders | **54** | 73 |
| Ordinary dividends paid and proposed | **(52)** | (23) |
| Exchange translation difference | **3** | (3) |
| **Net increase in consolidated shareholders' funds** | **5** | 47 |
| **Consolidated shareholders' funds at the end of the period** | **379** | 374 |

# CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| Profit attributable to shareholders | **54** | 73 |
| Exchange translation differences | **3** | (3) |
| **Total recognised gains and losses for the period** | **57** | 70 |
| Note on prior period adjustment | | |
| Total recognised gains and losses related to the period as above | **57** | |
| Prior period adjustment (Note 22) | **(85)** | |
| **Total recognised gains and losses since last Annual Report** | **(28)** | |

# CONSOLIDATED CASH FLOW STATEMENT

**For the year ended 30 June 2002**

| | Notes | Year ended 30 June 2002 £m | 2001 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | | **447** | 439 |
| **Dividends received from joint ventures and associates** | | **–** | – |
| Interest received | | **13** | 2 |
| Interest paid | | **(80)** | (72) |
| **Returns on investments and servicing of finance** | | **(67)** | (70) |
| UK corporation tax paid | | **(12)** | (8) |
| Overseas corporate tax paid | | **(33)** | (45) |
| **Taxation** | | **(45)** | (53) |
| Purchase of tangible fixed assets | | **(434)** | (514) |
| Proceeds from sale of tangible fixed assets | | **54** | 20 |
| Investment loans and other financial investments | | **(3)** | (16) |
| Dividends paid to minority shareholders in subsidiary undertakings | | **(7)** | (37) |
| **Capital expenditure and financial investment** | | **(390)** | (547) |
| Purchase of subsidiary undertakings | 27 | **(5)** | (44) |
| Merger costs paid | | **(13)** | – |
| **Acquisitions and disposals** | | **(18)** | (44) |
| **Equity dividends paid to shareholders** | 12 | **(26)** | (5) |
| **Net cash outflow before management of liquid resources and financing** | | **(99)** | (280) |
| **Management of liquid resources** | 26 | **–** | – |
| Increase in borrowings | 26 | **84** | 306 |
| **Financing** | | **84** | 306 |
| **(Decrease)/increase in cash** | | **(15)** | 26 |

# MOVEMENT IN CONSOLIDATED NET DEBT

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| **(Decrease)/increase in cash** | **(15)** | 26 |
| Increase in borrowings | **(84)** | (306) |
| Currency variations | **(5)** | (10) |
| Other non-cash changes | **(1)** | (28) |
| Subsidiaries acquired and sold | – | (19) |
| **Total movement** | **(105)** | (337) |
| Net borrowings at beginning of period | **(1,224)** | (887) |
| **Net borrowings at end of period** | **(1,329)** | (1,224) |

# RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

**For the year ended 30 June 2002**

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| Group operating profit | **230** | 279 |
| Depreciation charge | **224** | 199 |
| Goodwill amortisation | **15** | 11 |
| Increase in debtors | **(48)** | (24) |
| Increase/(decrease) in creditors | **9** | (33) |
| (Increase)/decrease in stocks | **(2)** | 2 |
| Increase in prepayments | **(10)** | (6) |
| Increase in provisions | **4** | 31 |
| Other | **25** | (20) |
| **Net cash inflow from operating activities** | **447** | 439 |

# NOTES TO THE BRAMBLES INDUSTRIES PLC FINANCIAL INFORMATION

## 1 BASIS OF PREPARATION

The Brambles Industries Group (the Group) comprises Brambles Industries plc (the Company) and its subsidiaries.

### i) The demerger

Brambles Industries plc (BIP) was incorporated on 3 January 2001. On 7 August 2001, the support service activities of GKN plc were transferred to BIP by way of a Court approved reduction of capital of GKN plc and the issue of 723,742,311 ordinary shares of 5p each in Brambles Industries plc to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a group reconstruction under merger accounting principles. The results of the relevant entities are combined from the beginning of the period in which the merger occurred and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with Brambles Industries Limited (BIL) have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

### ii) Prior year comparative financial information

In accordance with merger accounting principles, the comparatives for the consolidated financial information are presented as if the former support service activities of GKN plc had been owned and controlled by the Company on 1 July 2000.

### iii) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries including the Joint Ventures. Subsequent to the demerger of the support service activities of GKN plc and implementation of the DLC structure, the Joint Ventures are managed on a unified basis and accordingly are subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

### iv) Combined financial information

The combined financial information presented on pages 60 to 95 within the Annual Review 2002 forms part of the notes to the financial statements for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The Directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

## 2 ACCOUNTING POLICIES

The accounting policies adopted by Brambles Industries plc are the same as those used to prepare the combined businesses' results on pages 65 to 67 within the Annual Review 2002.

## 3 DIRECTORS' REMUNERATION

Information on Directors' remuneration, share options, long-term incentive plans, pension contributions and entitlements is presented in the Remuneration Report within the Annual Review 2002.

## 4 SEGMENTAL ANALYSIS

| | Year ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| **TURNOVER BY ORIGIN** | | |
| **Business segment** | | |
| CHEP | **1,102** | 970 |
| Cleanaway | **824** | 700 |
| Regional businesses | **155** | 196 |
| Total | **2,081** | 1,866 |
| **Geographical origin** | | |
| Europe | **1,318** | 1,149 |
| Americas | **737** | 689 |
| Rest of world | **26** | 28 |
| Total | **2,081** | 1,866 |

Turnover by destination is not materially different to turnover by origin.

| | | |
|---|---|---|
| **PROFIT** | | |
| **Business segment** | | |
| CHEP (before accounting harmonisation items) | **191** | 214 |
| Cleanaway | **78** | 73 |
| Regional businesses | **10** | 18 |
| Unallocated | **(17)** | (10) |
| Total | **262** | 295 |
| CHEP accounting harmonisation items | **(13)** | – |
| Goodwill amortisation | **(15)** | (11) |
| Exceptional items | **(15)** | – |
| **Profit before interest and tax** | **219** | 284 |
| Geographical origin *(1)* | | |
| Europe | **200** | 210 |
| Americas | **40** | 76 |
| Rest of world | **9** | 9 |
| Total | **249** | 295 |
| Goodwill amortisation | **(15)** | (11) |
| Exceptional items | **(15)** | – |
| **Profit before interest and tax** | **219** | **284** |

*(1) Includes the CHEP accounting harmonisation items. Excluding these items, the geographical segments of 2002 are: Europe £187 million; Americas £66 million; Rest of world £9 million.*

## 4 SEGMENTAL ANALYSIS *continued*

| | 2002 £m | 2001 £m |
|---|---|---|
| **NET ASSETS** | | |
| **Business segment** | | |
| CHEP | **1,531** | 1,399 |
| Cleanaway | **580** | 535 |
| Regional businesses | **71** | 77 |
| Unallocated | **(28)** | (7) |
| Total | **2,154** | 2,004 |
| **Geographical origin** | | |
| Europe | **1,294** | 1,119 |
| Americas | **867** | 870 |
| Rest of world | **21** | 22 |
| Unallocated | **(28)** | (7) |
| Total | **2,154** | 2,004 |
| Segmented net assets | **2,154** | 2,004 |
| Net debt | **(1,329)** | (1,224) |
| Net tax liabilities | **(138)** | (138) |
| Group net assets | **687** | 642 |

Profit before interest and tax after charging goodwill amortisation and exceptional items is analysed by business as follows: CHEP £179 million (2001: £214 million); Cleanaway £64 million (2001: £61 million); Regional businesses £7 million (2001: £18 million); Unallocated £(31) million (2001: £(9) million); and by region of origin as follows: Europe £173 million (2001: £199 million); Americas £37 million (2001: £76 million); Rest of world £9 million (2001: £9 million).

Following the formation of the dual listed companies (DLC) structure, Brambles Industries plc Group activities were restructured along global business lines. The material business segments are Pallet and Container Pooling (CHEP) and Waste Management (Cleanaway).

The remaining ongoing segment 'Regional businesses' covers Meineke and Interlake.

The above figures include associates, all of which relate to Cleanaway.

## 5 OPERATING COSTS

| | Total 2002 £m | Total 2001 £m |
|---|---|---|
| Changes in stocks of finished goods and work in progress | **(1)** | 2 |
| Own work capitalised | **18** | 13 |
| Materials and consumables | **(148)** | (170) |
| Staff costs (including redundancy costs) | **(469)** | (369) |
| Depreciation, amortisation and other amounts written off fixed assets | **(239)** | (210) |
| Other external charges | **(967)** | (807) |
| | **(1,806)** | (1,541) |

## 6 EXCEPTIONAL ITEMS

| | Year ended 30 June 2002 £m | Year ended 30 June 2001 £m |
|---|---|---|
| Merger costs | **(15)** | – |
| Tax on exceptional items | – | – |
| Exceptional items after tax | **(15)** | – |

## 7 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Group profit on ordinary activities before taxation is stated after charging/(crediting) the following:

| | 2002 £m | 2001 £m |
|---|---|---|
| Depreciation | | |
| Owned assets | **222** | 197 |
| Leased assets | **2** | 2 |
| Amortisation of goodwill | **15** | 11 |
| Rentals under operating leases | | |
| Hire of plant and machinery | **7** | 10 |
| Other operating leases | **31** | 14 |
| Profit on disposal of non-current assets | – | 7 |
| Auditors' remuneration: | | |
| Amounts received or due and receivable for audit services by *(i)*: | | |
| – PricewaterhouseCoopers | **1** | – |
| – Other | **1** | – |
| | **2** | – |
| Rents receivable | | |
| Operating leases | **2** | – |

*(i) PricewaterhouseCoopers (PwC) were appointed auditors of the Brambles Group during the year. 'Other' includes amounts paid to the Group's previous auditors Deloitte & Touche during the year.*

The audit fees for the Company were £0.2 million (2001: £nil). The non audit fees for the consolidated entity were £0.1 million (2001: £nil) attributable to PwC and £0.5 million (£nil) attributable to Deloitte & Touche. The fees relate primarily to taxation services.

Refer to Note 6 within the Annual Review 2002 for commentary with respect to the CHEP accounting harmonisation adjustment. The net impact on BIP is to reduce profit before tax by £13 million, being a reduction in depreciation of £13 million and a non-recurring charge of £26 million.

## 8 STAFF COSTS AND DIRECTORS' REMUNERATION

| | 2002 | 2001 |
|---|---|---|
| **Average number of persons employed** | | |
| Operations | **18,388** | 14,766 |
| | **£m** | £m |
| **Staff costs** | | |
| Wages and salaries | **414** | 325 |
| Social security costs | **44** | 37 |
| Pension costs | **9** | 6 |
| | **467** | 368 |

Details of the Directors' remuneration, pension entitlements and share options are contained in the Remuneration Report on pages 44 to 50 of the Annual Review 2002.

## 9 NET INTEREST PAYABLE AND SIMILAR CHARGES

| | 2002 £m | 2001 £m |
|---|---|---|
| Bank loans and overdrafts | **(25)** | (73) |
| Other loans | **(49)** | (1) |
| | **(74)** | (74) |
| Interest capitalised | **2** | – |
| Unwinding of discounts in provisions | **(2)** | – |
| Income from short-term deposits and other investments | **7** | 2 |
| | **7** | 2 |
| | **(67)** | (72) |

## 10 TAX ON PROFIT ON ORDINARY ACTIVITIES

| | 2002 £m | 2001 £m |
|---|---|---|
| Current taxation | | |
| UK corporation tax charge for the year | **26** | 25 |
| Overseas taxation charge: | | |
| Group | **11** | 38 |
| Associates | **1** | – |
| Total current taxation | **38** | 63 |
| Deferred taxation | | |
| Origination and reversal of timing differences | 14 | 11 |
| Tax on profit on ordinary activities | **52** | 74 |

The standard rate of taxation for the year, based on the UK standard rate of corporation tax, is 30%. The actual tax charge for the current and previous year differ from the standard rate for the reasons set out below:

| | 2002 £m | 2001 £m |
|---|---|---|
| Profit on ordinary activities before taxation | **152** | 212 |
| Tax on profit on ordinary activities at 30% (2001: 30%) | **46** | 64 |
| Increase/(decrease) in tax expense due to: | | |
| Capital allowances in excess of depreciation | **(41)** | (43) |
| Change in provisions | **7** | 1 |
| Goodwill | **3** | 1 |
| Other net expenses not deductible for tax purposes | **8** | 7 |
| Foreign tax charged at different rates | **3** | 4 |
| Utilisation of tax losses brought forward | **(3)** | (2) |
| Unrelieved tax losses carried forward | **20** | 31 |
| Adjustments to tax charge in respect of prior periods | **(5)** | – |
| Total actual amount of current tax | **38** | 63 |

## 11 EARNINGS PER SHARE

Earnings per share for 2002 is based on the earnings for the year of £54 million (2001: £73 million) and calculated on the weighted average number of 723.7 million shares in issue and ranking for dividend (2001: 723.7 million shares). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 723.8 million (2001: 723.8 million) shares.

A reconciliation of the number of shares used in the basic and diluted measures is set out below:

| | **2002 Number (m)** | 2001 Number (m) |
|---|---|---|
| Weighted average number of shares used in basic calculation | **723.7** | 723.7 |
| Share options | **0.1** | 0.1 |
| Weighted average number of shares used in diluted calculation | **723.8** | **723.8** |

## 12 DIVIDENDS

Refer to Note 11 within the Annual Review 2002.

## 13 INTANGIBLE ASSETS – GROUP

| | **Goodwill £m** |
|---|---|
| **Cost** | |
| At 1 July 2001 | **279** |
| Additions | **6** |
| Currency variations | **6** |
| At 30 June 2002 | **291** |
| **Accumulated amortisation** | |
| At 1 July 2001 | **(33)** |
| Charge for the year | **(15)** |
| Currency variations | **(1)** |
| At 30 June 2002 | **(49)** |
| Net book value at 30 June 2002 | **242** |
| Net book value at 30 June 2001 | **246** |

## 14 TANGIBLE FIXED ASSETS – GROUP

| | Land and buildings £m | Plant and equipment leased £m | Other plant and machinery £m | Capital work in progress £m | Total £m |
|---|---|---|---|---|---|
| Cost or valuation | | | | | |
| At 1 July 2001 | 234 | 19 | 2,269 | 10 | 2,532 |
| Additions | 7 | – | 389 | 35 | 431 |
| Transfers | 4 | – | 8 | (12) | – |
| Disposals | (11) | – | (163) | – | (174) |
| Disposals of subsidiary undertakings | – | – | (2) | – | (2) |
| Currency variations | 4 | – | (20) | (2) | (18) |
| At 30 June 2002 | 238 | 19 | 2,481 | 31 | 2,769 |
| Accumulated depreciation | | | | | |
| At 1 July 2001 | (69) | (5) | (801) | – | (875) |
| Charge for the year | (13) | (2) | (209) | – | (224) |
| Disposals | 20 | – | 100 | – | 120 |
| Disposals of subsidiary undertakings | – | – | 1 | – | 1 |
| Currency variations | (4) | – | 11 | – | 7 |
| At 30 June 2002 | (66) | (7) | (898) | – | (971) |
| Net book value at 30 June 2002 | 172 | 12 | 1,583 | 31 | 1,798 |
| Net book value at 30 June 2001 | 165 | 14 | 1,468 | 10 | 1,657 |

The net book value of land and buildings comprises:

| | 2002 £m | 2001 £m |
|---|---|---|
| Freehold | **162** | 154 |
| Long leasehold | **8** | 9 |
| Short leasehold | **2** | 2 |
| | **172** | **165** |

Depreciation is not provided on the land element of freehold and long leasehold property which amounts to a net book value of £51 million (2001: £48 million).

The net book value of land and buildings includes those properties that were revalued in 1995. The historical cost of land and buildings in aggregate is as follows:

| | 2002 £m | 2001 £m |
|---|---|---|
| Historical cost of land and buildings | **238** | 233 |
| Aggregate depreciation based on historical cost | **(66)** | (70) |
| | **172** | 163 |

In accordance with the transitional arrangements of FRS 15, which was adopted in the year ended 30 June 2000, these values have been frozen and effectively treated as the cost of the fixed assets and no further revaluation made.

## 15 INVESTMENTS – GROUP

| | Associates £m | Loans to associates £m | Other investments £m | Total £m |
|---|---|---|---|---|
| Cost | | | | |
| At 1 July 2001 | **23** | **4** | – | **27** |
| Additions | – | **1** | **5** | **6** |
| Share of results | **4** | – | – | **4** |
| Disposals | **(3)** | – | – | **(3)** |
| Currency variations | **1** | – | – | **1** |
| At 30 June 2002 | **25** | **5** | **5** | **35** |
| Net book value at 30 June 2002 | **25** | **5** | **5** | **35** |
| Net book value at 30 June 2001 | 23 | 4 | – | 27 |

There is no goodwill in the net book value of associates for both periods.

## INVESTMENTS – COMPANY

| | Shares in group undertakings £m |
|---|---|
| Cost | |
| At 1 July 2001 | – |
| Additions | **36** |
| At 30 June 2002 | **36** |
| Net book value at 30 June 2002 | 36 |
| Net book value at 30 June 2001 | – |

## 15 INVESTMENTS – GROUP *continued*

### SUBSIDIARY UNDERTAKINGS

*The principal subsidiary undertakings of Brambles Industries plc at the end of the year were:*

| | Place of incorporation | Percentage interest held by Brambles Audited 2002 % | Percentage interest held by Brambles Unaudited 2001 % |
|---|---|---|---|
| **CHEP** | | | |
| CHEP USA Partnership | USA | **100** | 100 |
| CHEP Canada, Inc. | Canada | **100** | 100 |
| CHEP UK Limited | UK | **100** | 100 |
| CHEP France SA | France | **100** | 100 |
| CHEP Deutschland GmbH | Germany | **100** | 100 |
| CHEP Espana SA | Spain | **100** | 100 |
| **Cleanaway** | | | |
| Cleanaway Limited | UK | **100** | 100 |
| Serviceteam Limited | UK | **100** | 100 |
| Cleanaway Deutschland Holdings GmbH | Germany | **100** | 100 |
| **Regional** | | | |
| Meineke Discount Muffler Shops, Inc. | USA | **100** | 100 |
| Interlake Material Handling, Inc. | USA | **100** | 100 |
| **Corporate** | | | |
| Brambles Holdings (UK) Limited *(1)* | UK | **100** | 100 |
| Brambles North America, Inc. *(1)* | USA | **100** | 100 |

*(1) Held directly by Brambles Industries plc.*

There are, in addition to those listed above, a number of subsidiary undertakings which are mostly intermediate holding companies or were dormant throughout the year.

### ASSOCIATES

Within the Brambles Group, Cleanaway Deutschland has investments in associated companies all operating in the waste management business in Germany none of which is individually material.

## 16 ACQUISITIONS

During the year, the Group acquired a number of businesses which when taken individually or as a whole are immaterial. There is no material difference between the book value of entities acquired and their fair value.

| | Book value and fair value to the Group £m |
|---|---|
| Tangible fixed assets | **(2)** |
| Other current assets | **2** |
| Cash at bank and in hand | – |
| Bank loans and other loans | – |
| Obligations under hire purchase contracts and finance leases | – |
| Other creditors | **(1)** |
| Net assets acquired | **(1)** |
| Goodwill | **6** |
| Consideration | **5** |

## 17 STOCKS – GROUP

| | 2002 £m | 2001 £m |
|---|---|---|
| Raw materials and consumables | **3** | 3 |
| Work in progress | **6** | 7 |
| Finished goods and goods for resale | **10** | 8 |
| | **19** | 18 |

The replacement cost of stocks is not materially different from the historical cost value.

## 18 DEBTORS – GROUP

| | 2002 £m | 2001 £m |
|---|---|---|
| Amounts falling due within one year: | | |
| Trade debtors | **380** | 339 |
| Amounts owed by joint ventures and associates | **5** | 9 |
| Other debtors | **54** | 42 |
| Prepayments and accrued income | **47** | 28 |
| | **486** | 418 |
| Amounts falling due after more than one year | **17** | 20 |
| | **503** | 438 |
| **Debtors – Company** | | |
| Amounts due from subsidiary undertakings | **99** | – |

## 19 CASH AT BANK AND IN HAND – GROUP

| | 2002 £m | 2001 £m |
|---|---|---|
| Bank balances and cash | **19** | 37 |
| Short-term loans and deposits | **1** | 1 |
| | **20** | 38 |
| **Cash at bank and in hand – Company** | | |
| Bank balances and cash | **1** | – |

## 20 CREDITORS – GROUP

| | 2002 £m | 2001 £m |
|---|---|---|
| **Amounts falling due within one year** | | |
| Bank loans | **18** | 1,031 |
| Overdrafts | **5** | 7 |
| Other borrowings | **1** | – |
| Trade creditors | **126** | 121 |
| Obligations under finance leases | **3** | 3 |
| Current corporation tax | **33** | 42 |
| Other taxes and social security | **37** | 24 |
| Other creditors | **172** | 166 |
| Accruals and deferred income | **43** | 34 |
| Proposed dividend | **26** | – |
| Amounts owing to Brambles Industries Limited Group | **1,121** | 36 |
| | **1,585** | 1,464 |

## 20 CREDITORS – GROUP *continued*

| | 2002 £m | 2001 £m |
|---|---|---|
| **Amounts falling due after one year** | | |
| Bank loans | **179** | 162 |
| Other borrowings | **10** | 12 |
| Obligations under finance leases | **12** | 11 |
| | **201** | 185 |

£16 million (2001: £18 million) of bank loans are secured.

The maturity profile of creditors falling due after one year is:

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | **Finance leases £m** | **Other £m** | **Total £m** | Finance leases £m | Other £m | Total £m |
| Between one and two years | **4** | **6** | **10** | 4 | 34 | 38 |
| Between two and five years | **5** | **173** | **178** | 6 | 112 | 118 |
| After five years | **3** | **10** | **13** | 1 | 28 | 29 |
| | **12** | **189** | **201** | 11 | 174 | 185 |

| | 2002 £m | 2001 £m |
|---|---|---|
| **Bank loans and overdrafts** | | |
| Further details on the Group's credit facilities are contained in the Financial Review on pages 30 to 33 of the Annual Review 2002. | | |
| The maturity profile of the undrawn committed borrowing facilities is as follows: | | |
| Facilities maturing: | | |
| Within one year | **8** | – |
| Between one and two years | **9** | 36 |
| More than two years | **1,103** | 21 |
| | **1,120** | 57 |
| **Creditors – Company** | | |
| Amounts falling due within one year | | |
| Current corporation tax | **1** | – |
| Other creditors | **1** | – |
| Accruals and deferred income | **1** | – |
| Proposed dividend | **26** | – |
| | **29** | – |

## 21 FINANCIAL ASSETS AND LIABILITIES

The disclosures made in this note should be read in conjunction with the disclosures of the Group's objectives, policies and strategies with regard to financial instruments in the Financial Review on pages 30 to 33 of the Annual Review 2002. Short-term debtors and creditors have been omitted from all disclosures other than the currency profile.

**Currency/interest rates profile of financial assets and liabilities**

Details of the interest rate profile on financial assets are as follows:

| | Total financial liabilities £m | Floating rate £m | Fixed rate £m |
|---|---|---|---|
| **At 30 June 2002** | | | |
| **US dollar** | **3** | **3** | **–** |
| **Euro** | **16** | **15** | **1** |
| **Other** | **1** | **1** | **–** |
| | **20** | **19** | **1** |
| At 30 June 2001 | | | |
| US dollars | 7 | 7 | – |
| Euro | 15 | 14 | 1 |
| Other | 16 | 16 | – |
| | 38 | 37 | 1 |

Cash in bank accounts and deposits earn interest at market rates. Fixed rate deposits have maturities of less than 180 days.

Finance assets comprise bank balances of £19 million (2001: £37 million) and short-term deposits of £1 million (2001: £1 million).

Details of the currency mix and interest rate profile on financial liabilities are as follows:

| | | | | Fixed rate liabilities | |
|---|---|---|---|---|---|
| | Total financial liabilities £m | Floating rate £m | Fixed rate £m | Weighted average interest rate % | Weighted average period Years |
| **At 30 June 2002** | | | | | |
| **US dollars** | **506** | **504** | **2** | **7.0** | **1.3** |
| **Pounds sterling** | **331** | **321** | **10** | **7.5** | **2.3** |
| **Euro** | **506** | **340** | **166** | **4.8** | **1.7** |
| **Other** | **44** | **44** | **–** | **3.3** | **2.0** |
| | **1,387** | **1,209** | **178** | **5.0** | **1.7** |
| At 30 June 2001 | | | | | |
| US dollars | 478 | 352 | 126 | 6.4 | 2.1 |
| Pounds sterling | 348 | 259 | 89 | 7.0 | 3.3 |
| Euro | 434 | 356 | 78 | 5.8 | 2.6 |
| Other | 39 | 38 | 1 | 4.5 | 2.5 |
| | 1,299 | 1,005 | 294 | 6.4 | 2.6 |

## 21 FINANCIAL ASSETS AND LIABILITIES *continued*

Floating rate bank loans bear interest at commercial margins above the relevant inter-bank rate. Included in the previous table are certain interest rate swaps with cancellation rights available to swap counterparties. These rights allow the swap counterparties, at their election, to terminate prior to maturity swaps totalling £25 million (2001: £45 million) at a specified point in time or otherwise continue the contracts to maturity. For measurement of the weighted average periods the swaps are recorded according to their final expiry dates given the economics prevailing at balance date favour continuation of the contracts.

Financial liabilities comprise bank loans of £197 million (2001: £1,193 million), overdrafts of £5 million (2001: £7 million), other borrowings of £11 million (2001: £12 million), obligations under finance leases of £15 million (2001: £14 million), amounts owing to Brambles Industries Limited Group of £1,121 million (2001: £36 million) and provisions for employee entitlements, restoration and aftercare of £38 million (2001: £37 million).

### Fair values

Details of the book values and fair values of the financial assets and liabilities are as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | **Book value £m** | **Fair value £m** | Book value £m | Fair value £m |
| **Primary financial instruments held to finance the Group's operations** | | | | |
| Short-term deposits | **1** | **1** | 1 | 1 |
| Bank balances and cash | **19** | **19** | 37 | 37 |
| Bank loans and overdrafts | **(202)** | **(202)** | (1,200) | (1,200) |
| Obligations under hire purchase contracts and finance leases | **(15)** | **(15)** | (14) | (14) |
| Other borrowings | **(11)** | **(11)** | (12) | (12) |
| Provisions for employee entitlements restoration and aftercare | **(38)** | **(38)** | (37) | (37) |
| **Derivative financial instruments used to manage the interest rate and currency profile** | | | | |
| Interest rate swaps and similar instruments | **–** | **(8)** | – | (5) |
| Forward foreign exchange contracts | **–** | **–** | – | – |

The fair value of short-term deposits and bank balances approximates to their fair value due to their short maturity. Fair value for other financial instruments has been calculated by discounting cash flows at prevailing interest rates.

### Hedging

The Group enters into various interest rate risk management transactions for the purpose of managing net interest costs to achieve a more stable and predictable interest expense result. The instruments primarily used are interest rate swaps and caps.

The Group also enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase of equipment and services and intercompany cross-country loans.

As a result of movements in interest rates relative to the fixed rate on hedge instruments and movements in foreign exchange rates relative to the fixed rate on forward foreign exchange contracts, differences arise between the book values and fair values of these instruments which are categorised as unrecognised gains and losses.

## 21 FINANCIAL ASSETS AND LIABILITIES *continued*

| | Gain £m | Losses £m | Net gain/(loss) £m |
|---|---|---|---|
| Unrecognised gains & losses on hedges at 30 June 2001 | – | (5) | (5) |
| Gains & losses from previous years recognised in 2002 | – | – | – |
| Gains & losses arising before 1 July 2001 not recognised in 2002 | – | (5) | (5) |
| Gains & losses arising in 2002 not recognised in that year | – | (3) | (3) |
| Unrecognised gains & losses on hedges at 30 June 2002 | – | (8) | (8) |
| Expected to be recognised in 2003 | – | (2) | (2) |
| Expected to be recognised after 2003 | – | (6) | (6) |

***Currency profile***

The main functional currencies of the Group are sterling, the US dollar, the Australian dollar and the euro. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts and other derivatives used to manage currency exposure. The amounts shown represent the transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

| Functional currency of Group operations | 2002 | | | | | 2001 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | A$ £m | US$ £m | £ £m | Euro £m | Total £m | A$ £m | US$ £m | £ £m | Euro £m | Total £m |
| A$ | – | 2 | 2 | 2 | 6 | – | – | – | – | – |
| US$ | – | – | 2 | – | 2 | – | – | – | – | – |
| £ | – | 2 | – | 1 | 3 | – | – | – | – | – |
| | – | 4 | 4 | 3 | 11 | – | – | – | – | – |

## 22 PROVISIONS FOR LIABILITIES AND CHARGES – GROUP

| | Employee entitlements £m | Restoration and aftercare £m | Deferred taxation £m | Total £m |
|---|---|---|---|---|
| At 1 July 2001 | **2** | **35** | **96** | **133** |
| Provided/(released) during year | – | **2** | **14** | **16** |
| Discount unwind | – | **2** | – | **2** |
| Paid | – | **(3)** | – | **(3)** |
| Currency variations | – | – | **(4)** | **(4)** |
| At 30 June 2002 | **2** | **36** | **106** | **144** |

**Employee entitlements**

The provision for employee entitlements includes applicable amounts for annual leave and long service leave and the associated on-costs.

**Restoration and aftercare**

Provision is made for the expected restoration costs and site aftercare costs at landfill sites at the start of the project. This includes maintaining and monitoring gas control and leachate treatment equipment, general maintenance of the site and occasionally more significant engineering works. These provisions are discounted to present value. Restoration costs will be payable when individual sites are completed. The dates of payments of aftercare costs are uncertain but are anticipated to be over 30 years from closure of the relevant landfill site.

| | 2002 £m | 2001 £m |
|---|---|---|
| **Deferred taxation** | | |
| Provision for deferred taxation consists of the following amounts: | | |
| Capital allowances in excess of depreciation | **246** | 230 |
| Tax losses carried forward not utilised | **(140)** | (126) |
| Other timing differences | – | (8) |
| | **106** | 96 |

The total amount of deferred tax assets that are not recognised in the financial statements amounts to £1 million (2001: £nil).

No deferred tax has been provided on the future remittance of overseas reserves as it is not expected that the reserves will be repatriated to the UK in the foreseeable future.

The adoption of FRS 19: Deferred taxation has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes in accounting policy the comparatives have been restated as follows:

| | Deferred taxation £m | Profit and loss account reserve £m | Shareholders' funds £m |
|---|---|---|---|
| 2001 as previously stated | 11 | 291 | 459 |
| Adoption of FRS 19 at 1 July 2000 | 85 | (85) | (85) |
| 2001 restated | 96 | 206 | 374 |

The adoption of FRS 19 has required a change in the method of accounting for deferred taxation. There has been no change to the comparative figure as previously reported for the taxation on profit on ordinary activities for 2001. The impact on the 2002 results from the adoption of FRS 19 is immaterial.

## 23 CALLED UP SHARE CAPITAL

Refer to Note 21 on pages 84 to 86 within the Annual Review 2002 for the information with respect to called up share capital.

## 24 RESERVES – GROUP

| | Share premium account £m | Merger reserve £m | Other £m | Profit and loss account £m |
|---|---|---|---|---|
| At 1 July 2001 | | | | |
| BIP | – | – | – | – |
| Support service activities of GKN | – | – | (1) | 206 |
| Adjustments | 50 | 83 | – | – |
| At 1 July 2001 (restated) | 50 | 83 | (1) | 206 |
| Retained profit for the year | – | – | – | 2 |
| Goodwill written back on disposal of business | – | – | – | – |
| Foreign exchange differences | – | – | (1) | 4 |
| At 30 June 2002 | 50 | 83 | (2) | 212 |
| Reserves – Company | | | | |
| At 1 July 2001 | – | – | – | – |
| Share issue | 50 | – | – | – |
| Profit retained for the period | – | – | – | 21 |
| At 30 June 2002 | 50 | – | – | 21 |

The cumulative amount as at the end of the year of positive and negative goodwill written off directly against reserves arising from past acquisitions of subsidiaries was £35 million (2001: £34 million).

The net amount of foreign currency exchange borrowings less deposits designated as hedges of overseas net investments offset in reserves was £nil for both years.

## 25 MINORITY INTERESTS

| | 2002 £m | 2001 £m |
|---|---|---|
| Equity minority interest | 308 | 268 |

For the current year, £303 million (2001: £259 million) relates to the interest holding of the Brambles Industries Limited Group. The remainder is attributable to external stakeholders.

## 26 ANALYSIS OF NET DEBT – GROUP

| | At beginning of year £m | Cash flow £m | Other non-cash changes £m | Exchange movement £m | At end of year £m |
|---|---|---|---|---|---|
| Liquid resources | 1 | – | – | – | 1 |
| Cash at bank and in hand | 37 | (18) | – | – | 19 |
| Bank overdrafts | (7) | 3 | – | (1) | (5) |
| Cash | 31 | (15) | – | (1) | 15 |
| Bank loans due within one year | (1,031) | 1,011 | – | 2 | (18) |
| Bank loans due after one year | (162) | (10) | – | (7) | (179) |
| Obligations under hire purchase and finance leases | (14) | 3 | (4) | – | (15) |
| Other borrowings | (48) | (1,088) | 3 | 1 | (1,132) |
| Financing | (1,255) | (84) | (1) | (4) | (1,344) |
| Net debt | (1,224) | (99) | (1) | (5) | (1,329) |

## 27 SUMMARY OF PURCHASE OF SUBSIDIARY UNDERTAKINGS AND BUSINESSES

| | Total 2001 £m |
|---|---|
| Fair value of net assets acquired: | |
| Tangible fixed assets | (2) |
| Other current assets | 2 |
| Cash at bank and in hand | – |
| Bank overdrafts | – |
| Bank loans and other loans | – |
| Obligations under hire purchase contracts and finance leases | – |
| Other creditors | (1) |
| Goodwill | 6 |
| | 5 |
| Satisfied by: | |
| Cash paid and payable | 5 |
| | 5 |

## 28 COMMITMENTS

| | 2002 £m | 2001 £m |
|---|---|---|
| Contracted capital expenditure | **7** | 111 |

The Brambles Industries Group has commitments under operating leases
to make payments totalling £23 million (2001: £12 million) in the next year as follows:

| | **Land and buildings 2002 £m** | **Other 2002 £m** | Land and buildings 2001 £m | Other 2001 £m |
|---|---|---|---|---|
| **Operating leases which expire** | | | | |
| Within one year | **14** | **3** | 10 | 2 |
| From one year to five years | **3** | **–** | – | – |
| Over five years | **3** | **–** | – | – |
| | **20** | **3** | 10 | 2 |

## 29 CONTINGENT LIABILITIES

Refer to Note 27 of the Annual Review 2002 combined financial information for details of all material contingent liabilities with respect to the Brambles Industries plc Group and the Company.

## 30 PENSION SCHEMES

### SSAP 24 disclosures

DEFINED BENEFIT SCHEMES

The Group operates a number of defined benefit pension schemes throughout the world. The majority of the schemes are self-administered and the schemes' assets are held independently of the Group's finances.

Contributions are paid to all defined benefit schemes in accordance with rates recommended by the schemes' actuaries based on the most recent actuarial valuations available. The total charge to the profit and loss account in the year in respect of defined benefit schemes was £6 million (2001: £5 million).

A net creditor of £2 million (2001: £2 million) is included in the Group's combined balance sheet in respect of the sum of cumulative differences between contributions paid by the Group into the schemes and the charge to the profit and loss account, and the surpluses and deficits that have been recognised on acquisition.

The actuarial valuations for SSAP 24 purposes determined pension costs using the projected unit method for most schemes. The assumptions used varied by scheme.

The results of the most recent valuations of the significant funded schemes were:

| | **Europe** | **South Africa** | **USA** |
|---|---|---|---|
| Date of last valuation or review | April 2000 | April 2001 | March 2002 |
| Market value of investments (£m) | 100 | 9 | 9 |
| Method used | Projected unit | Projected unit | Projected unit |
| **Main assumptions** | | | |
| Compensation | 4.3% | 6.5% | n/a |
| Inflation | 2.6% | 6.5% | 3.0% |
| Pension increase | 3.6% | 6.5% | 2.5% |
| Level of funding | 70.0% | 123.0% | 56.0% |

## 30 PENSION SCHEMES *continued*

### SSAP 24 disclosures *continued*

The deficiencies noted will be rectified by an increase in the level of contributions made to the relevant pension schemes based on actuarial advice.

DEFINED CONTRIBUTION SCHEMES

In addition, the Group operates a number of defined contribution schemes. The assets of these schemes are held in separately administered trusts. The cost of these in the year was £3 million (2001: £1 million).

### Transitional FRS 17 disclosures

The additional disclosures required by FRS 17 during the transitional period for the defined benefit schemes are set out below. They are based on recent actuarial valuations by independent professionally qualified actuaries specially commissioned to take account of the requirements of FRS 17.

The main financial assumptions used in FRS 17 valuations were as follows:

| | UK | Europe (excludes UK) | USA | South Africa |
|---|---|---|---|---|
| **Assumptions as at 30 June 2002** | | | | |
| Rate of increase in salaries | 4.6% | Inflation +2% up to age 60 | 3.2% | CPI and merit scale |
| Rate of increase in pensions | 2.9% | – | 2.6% | 6.5% |
| Discount rate | 5.9% | 6.0% | 6.2% | 10.9% |
| Retail price inflation | 2.7% | 2.0% | 2.9% | 6.5% |
| Return on equities | 7.7% | – | 8.2% | 13.0% |
| Return on bonds | 5.5% | – | 5.8% | 12.0% |
| Return on cash | 3.8% | – | 4.1% | 12.0% |
| **Assumptions as at 30 June 2001** | | | | |
| Rate of increase in salaries | 4.6% | Inflation +2% up to age 60 | 3.2% | CPI and merit scale |
| Rate of increase in pensions | 2.9% | – | 1.8% | 6.5% |
| Discount rate | 6.3% | 6.0% | 4.3% | 10.3% |
| Retail price inflation | 2.7% | 2.0% | 1.9% | 6.5% |
| Return on equities | 7.6% | – | 5.5% | 13.0% |
| Return on bonds | 5.7% | – | 3.9% | 11.0% |
| Return on cash | 4.4% | – | 3.5% | 11.0% |

If FRS 17 had been adopted in these financial statements, the amounts included within operating profit, other financial income and in the Statement of Total Recognised Gains and Losses for the year ended 30 June 2002 would have been as follows:

| | 2002 £m |
|---|---|
| **Amounts that will be included within operating profit on adoption of FRS 17** | |
| Current service cost | **(8)** |
| Past service costs | **(1)** |
| Total operating charge | **(9)** |
| **Amounts that will be included within other finance income on adoption of FRS 17** | |
| Expected return on pension scheme assets | **9** |
| Interest on pension scheme liabilities | **(10)** |
| Net return/(cost) | **(1)** |

## 30 PENSION SCHEMES *continued*

**Transitional FRS 17 disclosures** *continued*

**Analysis of amount that will be included within the Statement of Total Recognised Gains and Losses (STRGL) on adoption of FRS 17**

| | |
|---|---|
| Difference between actual and expected return on scheme assets | **(21)** |
| Experience gains arising on scheme liabilities | **3** |
| Effects of changes in assumptions underlying the present value of scheme liabilities | **(17)** |
| Total actuarial gains and losses recognised in the STRGL | **(35)** |

The value of the scheme's assets and the expected rates of return as at 30 June 2002 were:

| | **Long-term rate of return expected at 30 June 2002** | **Value at 30 June 2002 £m** | Long-term rate of return expected at 30 June 2001 | Value at 30 June 2001 £m |
|---|---|---|---|---|
| Equities | 7.5% | 85 | 6.3% | 86 |
| Bonds | 5.7% | 25 | 4.8% | 23 |
| Cash | 3.5% | 2 | 3.1% | 2 |
| Insurance bonds | 1.2% | 1 | 1.0% | 1 |
| Other | 2.8% | 4 | 2.7% | 1 |
| Total market value of assets | | 117 | | 113 |
| Present value of scheme liabilities | | (166) | | (124) |
| Deficit in the scheme | | (49) | | (11) |
| Related deferred tax asset | | 13 | | 3 |
| Net pension liability | | (36) | | (8) |

In addition to the defined benefit schemes included in the above disclosure, the Group has a number of other arrangements in several countries that are either defined benefit schemes or have similar characteristics. Each of these arrangements has been assessed as immaterial and they have not been subjected to an independent FRS 17 valuation. In the opinion of the Directors these arrangements are not material to the Group.

An analysis of the movement in the surplus/deficit is as follows:

| | **2002 £m** |
|---|---|
| **Movement in deficit during the year** | |
| Deficit in scheme at beginning of the year | **(11)** |
| Movement in the year: | |
| Current service cost | **(8)** |
| Contributions | **6** |
| Past service cost | **(1)** |
| Other financial income | **–** |
| Actuarial loss | **(35)** |
| Deficit in scheme at end of year | **(49)** |

## 30 PENSION SCHEMES *continued*

**Transitional FRS 17 disclosures** *continued*

If FRS 17 had been adopted in these financial statements, the Group's net assets and profit and loss reserve at 30 June 2002 would have been as follows:

| | 2002 £m | 2001 £m |
|---|---|---|
| Net assets excluding pension liability | **687** | 642 |
| Pension liability | **(36)** | (8) |
| | **651** | 634 |
| *Less:* SSAP 24 items included in net assets that will be reversed on implementation of FRS 17 | **2** | 2 |
| Net assets on FRS 17 basis | **653** | 636 |
| Profit and loss reserve excluding pension liability | **212** | 206 |
| Pension reserve | **(36)** | (8) |
| | **176** | 198 |
| *Less:* SSAP 24 items included in net assets that will be reversed on implementation of FRS 17 | **2** | 2 |
| Profit and loss reserve on FRS 17 basis | **178** | 200 |

| | 2002 |
|---|---|
| **History of experience gains and losses** | |
| Difference between the expected and actual return on scheme assets | |
| Amount (£m) | **(21)** |
| Percentage of scheme assets | **(18%)** |
| Experience gains and losses on scheme liabilities | |
| Amount (£m) | **3** |
| Percentage of the present value of scheme liabilities | **3%** |
| Total amount recognised in statement of total recognised gains and losses | |
| Amount (£m) | **(35)** |
| Percentage of the present value of scheme liabilities | **(30%)** |

## 31 RELATED PARTY INFORMATION

The Group entered into transactions with BIL Group entities during the year ended 30 June 2002 of £57 million (2001: £21 million) both expenses to the profit and loss account. Balances outstanding at the year end are disclosed in Note 20. The transactions principally relate to management recharges, interest and similar charges.

Refer to Note 29 within the Annual Review 2002 for details of other related party transactions.

## 32 SHARE OPTION SCHEMES

Refer to Note 30 within the Annual Review 2002 for a description of all share option schemes.

## 33 STATUTORY PROFIT AND LOSS ACCOUNT – COMPANY

| | **12 months to 30 June 2002 £'000** | 12 months to 30 June 2001 £'000 |
|---|---|---|
| **Profit on ordinary activities after taxation being profit for the period** | **73,067** | 50 |

As permitted by Section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented. The above mentioned results have been included within the Group's results and dealt with in the financial statements of the Company.

# INDEPENDENT AUDITORS' REPORT

**To the members of Brambles Industries plc**

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes, including the combined financial information.

**Respective responsibilities of Directors and auditors**

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Chairman's review, the Chief Executive Officer's report, the Financial highlights, Business reviews, the Financial review, the Corporate Social Responsibility Report, the Board of Directors, the Corporate Governance Statement and the Remuneration Report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combines Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

**Basis of opinion**

We conducted our work in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes and assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**Opinion**

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 June 2002 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London

25 September 2002

# DIRECTORY

## Brambles Industries Limited

Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299
E-mail: info@brambles.com
Investor website: www.brambles.com

## Brambles Industries plc

Cassini House
57–59 St James's Street
London SW1A 1 LD
United Kingdom
Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001

## Global Headquarters – Brambles Business Units

**CHEP International Inc**
450 South Orange Avenue
Suite 410
Orlando FL 32801
USA
Tel: 1 407 563 2000
Fax: 1 407 563 2001

**Cleanaway Holdings Ltd**
Level 5
Bellerive House
3 Muirfield Crescent
London E14 9SZ
United Kingdom
Tel: 44 (0) 20 7512 4300
Fax: 44 (0) 20 7512 4323

**Recall Corporation**
555 North Point Center East
Suite 150
Alpharetta GA 30022
USA
Tel: 1 770 681 2000
Fax: 1 770 681 2015

**Brambles Industrial Services**
4th Floor
Avenue Hermann-Debroux 44/46
B-1160 Brussels
Belgium
Tel: 32 2 663 7500
Fax: 32 2 663 7550

*This page has been left blank intentionally.*

FILE NO 82-5205

Brambles

**Brambles Industries plc**
Company No. 4134697
A member of the Brambles Industries Group,
headquartered in Australia

02 NOV 18 AM 8:10
RECEIVED
NOV 15 2002

# NOTICE OF ANNUAL GENERAL MEETING

In this Notice, Brambles Industries plc refers to the Brambles company which is listed on the London Stock Exchange and Brambles Industries Limited refers to the Brambles company which is listed on the Australian Stock Exchange.



Notice is given that the Annual General Meeting of the shareholders of Brambles Industries plc will be held at BAFTA, 195 Piccadilly, London W1J 9LN on Monday, 25 November 2002 at 9.00 am for the purpose of transacting the following business.

**Items of Business**

Members will be asked to consider and pass the resolutions below.

Resolutions 1–13, 16 and 17 must be passed as ordinary resolutions and resolutions 14, 15 and 18 must be passed as special resolutions.

## ITEMS OF BUSINESS

### Reports and Financial Statements

1. To receive the Directors' Report, Auditors' Report and Financial Statements for Brambles Industries Limited for the year ended 30 June 2002.
2. To receive the Report and Accounts for Brambles Industries plc for the year ended 30 June 2002.

### Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors:

3. Mr D R Argus AO to the Board of Brambles Industries Limited
4. Mr D R Argus AO to the Board of Brambles Industries plc
5. Mr F A McDonald to the Board of Brambles Industries Limited
6. Mr F A McDonald to the Board of Brambles Industries plc
7. Sir John Parker to the Board of Brambles Industries Limited
8. Sir John Parker to the Board of Brambles Industries plc

### Re-appointment of Auditors

9. "That PricewaterhouseCoopers be re-appointed as the auditors of Brambles Industries Limited."
10. "That PricewaterhouseCoopers be re-appointed as the auditors of Brambles Industries plc until the conclusion of the next general meeting at which accounts are laid before that Company."

### Directors to set Auditors' fees

11. "That the Directors are authorised to agree the auditors' fees."

### Remuneration policy

12. "That Brambles' remuneration policy, as described in the Remuneration Report of the Annual Report for the year ended 30 June 2002, be approved."

### General authority to allot shares in Brambles Industries plc

13. "That the authority given to the Directors by Article 5 of Brambles Industries plc's Articles of Association (or, if the new Articles of Association are adopted as proposed in Resolution 18 set out in this Notice, the power so given by Article 7 of those new Articles of Association) to allot relevant securities be renewed until the end of its annual general meeting next year, and for that period the section 80 amount shall be £8,812,882.40."

### Disapplication of pre-emption rights in Brambles Industries plc

14. "That the power given to the Directors by Article 5 of Brambles Industries plc's Articles of Association (or, if the new Articles of Association are adopted as proposed in Resolution 18 set out in this Notice, the power so given by Article 7 of those new Articles of Association) to allot equity securities for cash be renewed until the end of its annual general meeting next year and for that period the section 89 amount shall be £1,809,355.85."

### General authority to buy back shares in Brambles Industries plc

15. "That Brambles Industries plc be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the UK Companies Act 1985) of its ordinary shares of five pence each (Ordinary Shares) provided that:

# ITEMS OF BUSINESS *continued*

(a) the maximum total number of Ordinary Shares which may be purchased by Brambles Industries plc is 72,374,235;

(b) the maximum price (excluding expenses) which may be paid for an Ordinary Share purchased is an amount equal to 105 per cent of the average of the middle market quotations of an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately before the day on which each Ordinary Share is purchased and the minimum price which may be paid for an Ordinary Share is five pence; and

(c) this authority expires at the end of Brambles Industries plc's annual general meeting next year except that Brambles Industries plc may make a purchase of any Ordinary Shares after this authority ends if the contract for purchase was entered into before it ended."

### Adoption of Schedules to share option plans

16. "That the adoption of Incentive Stock Option Schedules to the Brambles Industries Limited and Brambles Industries plc 2001 Executive Share Option Plans be approved."

### Political donations

17. "That Brambles Industries plc and any company which is or becomes its subsidiary during the period to which this resolution relates be authorised to:

(a) make Donations to EU Political Organisations; and

(b) incur EU Political Expenditure,

in a total amount, including any amounts referred to in (a) and (b) above made or incurred by Brambles Industries Limited or any of its subsidiaries during the period to which this resolution relates, not exceeding £200,000 during each successive 12 month period beginning on the date of this resolution and ending on 25 November 2006. This authority shall extend to enable any such donation to be made or expenditure to be incurred by either Brambles Industries plc or any of its subsidiaries. For the purposes of this resolution, "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings given to them in Part XA of the UK Companies Act 1985 (as amended by the UK Political Parties, Elections and Referendums Act 2000)."

### Adoption of new Articles of Association by Brambles Industries plc

18. "That new Articles of Association of Brambles Industries plc be adopted in the form produced to the Meeting and initialled by the Chairman for the purposes of identification."

A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of them. Each proxy will have the right to vote on a poll to the extent allowed by the appointment and also to speak at the meeting.

A proxy need not be a member of the Company. Completed proxy forms should be sent to the Company's registrar so that they are received by 9.00 am on Saturday, 23 November 2002.

By order of the Board

Registered Office
Cassini House
57-59 St James's Street
London SW1A 1LD

L E Young
Secretary

11 October 2002

# EXPLANATORY NOTES

### Voting arrangements under the dual listed companies structure

Because Brambles Industries Limited and Brambles Industries plc have retained their status as separate companies, two annual general meetings will be held. They will, however, be held on the same day, and at the same time, linked by video conference.

The constitutions of the two companies allow shareholders of both companies jointly to make decisions on significant matters.

Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter. Where a significant matter affects the shareholders in different ways (or where the constitutions specifically classify matters in this way) it is called a class rights matter.

At this meeting, resolutions 1 to 17 are joint electorate matters. Voting on joint electorate matters is as follows:

- if you vote at the meeting of Brambles Industries plc (whether in person, by representative or by proxy) an equivalent vote will be cast on the corresponding resolution at the Annual General Meeting of Brambles Industries Limited;
- shareholders of Brambles Industries Limited who vote on the corresponding resolution proposed at their Annual General Meeting will have those votes reflected at the meeting of Brambles Industries plc; and
- a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meets the required majority.

Resolution 18 is a class rights matter. Although the proposed changes to the Brambles Industries plc Articles of Association do not affect the shareholders of each company in different ways, the Brambles Industries Limited Constitution and the Brambles Industries plc Articles of Association specifically require certain of these changes to be voted on as a class rights matter. Voting on class rights matters is as follows:

- shareholders in Brambles Industries plc and Brambles Industries Limited vote separately on the corresponding resolutions; and
- a resolution will only be passed if the number of votes cast at each meeting separately meets the required majority, without adding the votes for both companies together.

### Required majorities

In the case of an ordinary resolution, the required majority is more than 50% of the combined votes cast at both meetings. In the case of a special resolution, the required majority is not less than 75% of the combined votes cast at both meetings (in the case of resolutions 14 and 15) or of the votes cast at each meeting (in the case of resolution 18).

The results of the vote on any resolution cannot be finalised until after both meetings are concluded. Voting will be conducted by poll and the results will be announced to both stock exchanges as soon as the results are known.

### Business

Explanatory notes on the items of business to be considered at the meeting follow.

### Resolutions 1 and 2 – Reports and Financial Statements

The law in the UK and Australia requires Directors to lay the Annual Accounts (or Financial Statements), Directors' Report and Auditors' Report for the year before the annual general meeting of shareholders.

In accordance with the Group's approach to corporate governance, shareholders in both companies are being asked to receive the Reports and Accounts of both companies. Shareholders will have received copies of the Brambles Industries plc full or summary Annual Report.

Both Brambles Industries plc and Brambles Industries Limited's Annual Reports have been posted on the Brambles website at **www.brambles.com.**

### Resolutions 3 to 8 – Re-election of Directors

The constitutions of both companies require the Boards of Brambles Industries plc and Brambles Industries Limited to be identical. Mr Argus, Mr McDonald and Sir John Parker are retiring from both Boards by rotation and it is proposed that they all be re-appointed.

If a Director is re-elected to one Board and not the other then that Director will not be appointed to either Board.

Brief biographical details of each of the Directors standing for election are given below.

**Don Argus** (Age 64)

Don Argus has been Chairman of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. Prior to that, he had been a Director of Brambles Industries Limited since May 1999 and Chairman of that company since September 1999. He has more than 40 years' experience in banking, including nine years as Managing Director and Chief Executive Officer of National Australia Bank Limited. Mr Argus is Chairman of BHP Billiton Limited and BHP Billiton plc and is a Director of Australian Foundation Investment Company Limited and Southcorp Limited. He is a member of the International Advisory Council of Allianz Aktiengesellschaft and a Fellow of the Australian Institute of Bankers and Finance and the Australian Society of Certified Practising Accountants. He has honorary degrees from Monash University (Doctor of Laws) and Griffith University (Doctor of the University). He was appointed an Officer of the Order of Australia in 1998.

**Allan McDonald** (Age 62)

Allan McDonald has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. Prior to that, he had been a Director of Brambles Industries Limited since March 1981. He has had an extensive career in the investment and commercial banking fields. He is presently Chairman of GeneralCologne Re Australia Limited and Julia Ross Recruitment Limited. His other directorships include DCA Group Limited, Securities Exchange Guarantee Corporation Limited, TAB Limited and Billabong International Limited. He has a Bachelor of Economics degree from Sydney University and is a Fellow of the Australian Society of Certified Practising Accountants and the Australian Institute of Management.

**Sir John Parker** (Age 60)

Sir John Parker has been a Director of Brambles Industries Limited and Brambles Industries plc since the formation of the dual listed companies structure in August 2001. He is Chairman of Lattice Group plc, Non-executive Chairman of Firth Rixson plc and RMC Group plc, and a Non-executive Director of P&O Princess Cruises plc. He is Chairman Designate of National Grid Transco. He is a former Chairman and Chief Executive of Babcock International Group plc and Harland and Wolff Holdings plc, and a former Director of GKN plc. He is a Fellow of the Royal Academy of Engineering, a Fellow and Past President of the Royal Institution of Naval Architects, a Fellow of the Institute of Marine Engineers and a Fellow of the Irish Academy of Engineering. He was awarded a Doctorate of Science in Engineering from Queens University, Belfast, and in addition holds honorary doctorates in Engineering from the University of Abertay (Dundee), the University of Ulster, Trinity College Dublin and the University of Surrey.

### Resolutions 9 and 10 – Re-appointment of Auditors

The law in the UK requires shareholders to approve the appointment of a company's auditors each year. There is no such requirement in Australia, although shareholders are required to approve the re-appointment of a company's auditors at the first annual general meeting after their appointment by the Board.

On the formation of the Brambles dual listed companies structure in August 2001, there were no common external auditors for the Brambles Group, with each of Deloitte Touche Tohmatsu/Deloitte & Touche, PricewaterhouseCoopers and Arthur Andersen engaged by various entities within the Group.

An immediate response to this situation was the appointment by the Board of Deloitte & Touche as the auditors of Brambles Industries plc, aligning the audit of the two listed Brambles entities – Deloitte Touche Tohmatsu having been the auditors of Brambles Industries Limited for many years. In the 2001 Annual Report, however, it was stated that tenders were to be called for the role of external auditors for the Group.

A tender was subsequently conducted. After receiving and reviewing the submissions, the Audit Committee made a recommendation to the Board, in accordance with its terms of reference. The Audit Committee's recommendation to the Board was unanimously adopted, resulting in the appointment of PricewaterhouseCoopers as auditors, commencing with the audit for the year ended 30 June 2002.

Shareholders are asked to re-appoint PricewaterhouseCoopers as auditors at the Meeting.

### Resolution 11 – Directors to set Auditors' fees

It is normal UK practice for shareholders to authorise the Directors to agree the auditors' fees and you are asked to do so.

### Resolution 12 – Remuneration policy

New regulations in the UK will require listed companies to put a resolution to shareholders at each annual general meeting to approve the Remuneration Report which forms part of the Annual Report. The regulations have effect with respect to companies' financial years ending on or after 31 December 2002. The Combined Code requires the Board to consider each year whether to put the remuneration policy to shareholders for approval.

This year, the Board is submitting the Group's remuneration policy to shareholders for approval. The policy is described on page 44 of the Annual Report.

### Resolution 13 – General authority to allot shares in Brambles Industries plc

This resolution asks shareholders to renew the authority of the Directors of Brambles Industries plc to allot unissued shares and other 'relevant securities' as defined in section 80 of the Companies Act 1985. In accordance with corporate governance best practice recommendations, the authority, if approved, is limited to a maximum of 176,257,648 shares, equivalent to approximately 24 per cent of the total issued share capital of Brambles Industries plc as at 16 September 2002. The total nominal value of this number of shares will, if the resolution is passed, be the "section 80 amount" for the purposes of Brambles Industries plc's Articles of Association. There are no present plans to allot unissued shares other than in connection with employee share incentive schemes. The Directors of Brambles Industries plc believe, however, that they should continue to have this authority so that such allotments can take place to finance business opportunities that may arise.

### Resolution 14 – Disapplication of pre-emption rights in Brambles Industries plc

Before the Directors of Brambles Industries plc can allot unissued shares, the law in the UK requires the offer of those unissued shares to existing shareholders first in proportion to their holdings (pre-emption rights), unless shareholders resolve to disapply those rights.

The listing rules of the Australian Stock Exchange permit Directors to allot unissued shares in Brambles Industries Limited without shareholder approval (and without first offering them to existing shareholders) up to a maximum number equivalent to 15 per cent of the combined issued capitals of both companies prior to the allotment.

To enable the allotment of unissued shares in Brambles Industries plc for the reasons outlined in the notes to Resolution 13 above, shareholders are being asked to suspend the application of the UK pre-emption rule up to a limit of 36,187,117 shares. This number is equivalent to 5 per cent of the total issued ordinary share capital of Brambles Industries plc as at 16 September 2002.

The total nominal value of this number of shares will, if the resolution is passed, be the "section 89 amount" for the purposes of Brambles Industries plc's Articles of Association. This resolution also gives authority to allot shares (and other equity securities) in connection with a rights issue (as defined in Brambles Industries plc's Articles of Association).

### Resolution 15 – General authority to buy back shares

In certain circumstances it may be advantageous for Brambles Industries plc to purchase its ordinary shares. This resolution approves the purchase by Brambles Industries plc and/or its subsidiaries of up to 10 per cent of Brambles Industries plc's issued ordinary share capital at a price not exceeding 105 per cent of the average middle market closing price of such shares on the five dealing days before the date of purchase. The minimum price that may be paid per ordinary share is its nominal value, five pence.

The Directors of Brambles Industries plc intend to exercise the power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase the underlying value per share having regard to the intent of the guidelines of institutional investors and that such purchases are in the best interests of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of Brambles Industries plc and Brambles Industries Limited will be taken into account before deciding on this course of action. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly.

# EXPLANATORY NOTES *continued*

The maximum number of ordinary shares which may be acquired is limited to 72,374,235 shares, equivalent to approximately 10 per cent of the total issued share capital of Brambles Industries plc as at 16 September 2002.

A similar right already exists for Brambles Industries Limited to purchase its ordinary shares under the Australian Corporations Act.

### Resolution 16 – Adoption of Schedules to share option plans

Last year, shareholders approved new executive share option and performance share plans for Brambles Industries plc and Brambles Industries Limited. For executives in the US to receive approved tax treatment for their options, it is necessary to adopt specific US schedules to the plans. You are asked to approve the adoption of these schedules, since shareholder approval is a requirement of the relevant US legislation. Copies of the schedules are available for inspection at the registered offices of the companies.

### Resolution 17 – Political donations

**Consistent with past practice, neither Brambles Industries plc nor Brambles Industries Limited has any intention of making donations to political parties and they will not do so without the specific endorsement of their shareholders.**

However, the UK Political Parties, Elections and Referendums Act 2000, as incorporated into the UK Companies Act 1985, defines EU Political Organisations widely to include, among other things, organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that EU Political Organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the interests of Brambles to support.

This resolution seeks authority from shareholders to enable Brambles Industries plc and its subsidiaries to make donations or incur expenditure which they would otherwise be prohibited from making or incurring. The UK Companies Act 1985 prohibits a company incorporated in the UK from making donations to EU Political Organisations exceeding £5,000 in total during the 12 months following that company's annual general meeting unless that company has been authorised to make such donations by its shareholders.

The UK Companies Act 1985 requires that this authorising resolution should not purport to authorise particular donations or expenditure. However, it also requires the disclosure in Brambles Industries plc's Annual Report of details of any donation made to an EU Political Organisation or any EU Political Expenditure incurred which is in excess of £200. If any such donation is made or expenditure is incurred it will therefore be disclosed in Brambles Industries plc's Annual Report for next year and, as appropriate, succeeding years.

The Directors consider that the authority sought under this resolution to allow Brambles Industries plc or its subsidiaries to incur this type of expenditure up to a total limit of £200,000 (including any such expenditure incurred by Brambles Industries Limited or its subsidiaries) is necessary, principally to ensure that, because of the uncertainty over which bodies are covered in the definition of EU Political Organisations, Brambles Industries plc does not unintentionally breach the UK Companies Act 1985.

### Resolution 18 – Adoption of new Articles of Association by Brambles Industries plc

When the dual listed companies structure was formed, Brambles Industries plc adopted Articles which were consistent with the Brambles Industries Limited Constitution for the purpose of operating the dual listed companies structure. It is now proposed that Brambles Industries plc adopt new Articles which are, except where UK law or practical considerations dictate otherwise, in terms identical to those of the Brambles Industries Limited Constitution. This is designed to simplify administration of the dual listed companies structure and to bring into closer alignment the rights of all Brambles shareholders whether in Brambles Industries Limited or Brambles Industries plc.

There are no material differences between the substantive provisions of the existing Brambles Industries plc Articles and the proposed new Articles taking into account the UK Companies Act 1985. The changes made are to conform the language and order of the Articles with the Brambles Industries Limited Constitution with some minor or technical amendments. A copy of the new Articles is available for inspection at the registered offices of the companies.

### Documents Available for Inspection

A copy of each of the following documents will be available for inspection at Cassini House, 57-59 St James's Street, London SW1A 1LD during normal business hours on any weekday (except public holidays) from the date of this Notice until the date of the Annual General Meeting and at BAFTA, 195 Piccadilly, London W1J 9LN for at least 15 minutes before and during the meeting.

- The register of Directors' share interests
- The Executive Directors' service contracts
- The proposed new Articles of Association of Brambles Industries plc
- The Incentive Stock Option Schedules

# VOTING ARRANGEMENTS

Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice of Meeting.

### *Voting in person*

If you come to the AGM, please bring the attendance card (attached to the proxy form) with you. This will mean that you can register more quickly.

In order to attend and vote at the AGM, a corporate shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of the UK Companies Act 1985. The representative should bring evidence of their appointment, including any authority under which it is signed, to the meeting.

### Voting by proxy

If you want to appoint one or more proxies you should send your completed proxy form, together with the original or a certified copy of any power of attorney under which it is signed, to the Company's registrar so that it is received by 9.00 am on Saturday, 23 November 2002.

### Shareholders who are entitled to vote

Only shareholders on the Brambles Industries plc register of members at 9.00 am on Saturday, 23 November 2002, will be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time.